As filed with the Securities and Exchange Commission on July 28, 2022

Securities Act File No. 333-258860

1940 Act File No. 811-23728

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 1	☒
AND/OR
THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 2	☒

Fairway Private Equity & Venture Capital
Opportunities Fund

(Exact Name of Registrant as Specified in Charter)

One South Wacker Drive, Suite 1050

Chicago, IL 60606

(Address of Principal Executive Offices)

(872) 250-1260

(Registrant’s Telephone Number)

Kevin T. Callahan

Fairway Capital Management, LLC

One South Wacker Drive, Suite 1050

Chicago, IL 60606

(Name and Address of Agent for Service)

Copy to:

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

(415) 315-6327

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box: ☐

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box: ☐

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the SEC pursuant to Rule 462(e) under the Securities Act, check the following box: ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)

☒	on July 29, 2022 pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement],

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“1940 Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the 1940 Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the 1940 Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐	If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☒	New Registrant (registered or regulated under the 1940 Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form N-2 of Fairway Private Equity & Venture Capital Opportunities Fund (the “Registrant”) is being filed pursuant to Rule 486(b) under the Securities Act of 1933, as amended, to provide updated financial information and make certain other changes to the Registrant’s Prospectus and Statement of Additional Information.

Fairway Private Equity & Venture Capital Opportunities Fund

Class I Shares

Class A Shares

Prospectus Dated July 29, 2022

Fairway Private Equity & Venture Capital Opportunities Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund’s investment objective is to generate long-term capital appreciation.

Under normal market conditions, the Fund will invest at least 80% of its net assets, plus any borrowing for investment purposes, in private equity and venture capital investments, including: (i) primary and secondary investments in private equity and venture capital funds managed by third-party managers (“Portfolio Funds” and such third-party managers, “Portfolio Fund Managers”), (ii) investments in private operating companies through special purpose vehicles structured to invest in private equity and venture capital investments (“Direct Investments”), which may be made alongside one or more Portfolio Funds, and (iii) investments in publicly listed companies whose primary business is private equity investing, including listed companies with economic characteristics similar to Portfolio Funds and other publicly traded vehicles whose primary purpose is to invest in or lend capital to privately held companies (together with Portfolio Funds and Direct Investments, “Fund Investments”).

The Fund may invest a portion of its assets in the debt of private operating companies, directly or indirectly through private credit funds that target a range of debt strategies, including low grade or unrated debt securities (“high yield” or “junk” bonds or leveraged loans), securities of distressed companies or mezzanine debt investments. The Fund will also hold liquid investments for cash management purposes, which may include publicly traded equity securities, money market funds, short-term treasuries and other liquid investments. The Fund seeks to allocate investments across a mix of Portfolio Funds, including venture capital, buyout, special situations, credit and other private asset funds. Although the Fund may invest across global markets, most of its investments are expected to be made in North America, directly or indirectly through Portfolio Funds.

The Fund cannot guarantee that it will meet its investment objective. Investing in the Fund involves a high degree of risk. See “GENERAL RISKS” beginning on page 19.

	Class I Shares	Class A Shares	Total
Public Offering Price(1)	Current NAV	Current NAV	$500,000,000
Sales Load(2)	None	3.50%
Proceeds to the Fund (Before Expenses)(3)	Current NAV	Current NAV plus applicable Sales Charge	$500,000,000

(1)	Ultimus Fund Distributors, LLC acts as the principal underwriter of the Fund’s shares on a reasonable-efforts basis. Generally, the stated minimum investment by an investor in the Fund is $250,000 with respect to Class I Shares and $50,000 with respect to Class A Shares, which stated minimums may be reduced for certain investors.

(2)	Investments in Class A Shares may be subject to a sales charge of up to 3.50% of the investment. For some investors, the sales charge may be waived or reduced. The full amount of sales charge may be paid to brokers or dealers participating in the offering. The Registrant has received exemptive relief from the U.S. Securities and Exchange Commission (the “SEC”) that permits the Registrant to offer multiple classes of Shares. As of the date of this Prospectus, Class A Shares are not offered to investors. See “DISTRIBUTOR” and “DISTRIBUTION AND SERVICE PLAN” for information regarding compensation to be paid in connection with the sale of Shares.
(3)	Assumes all shares currently registered are sold in the offering. Shares are offered in a continuous offering at the Fund’s then-current net asset value (“NAV”) per share, plus any applicable sales load.

This prospectus (the “Prospectus”) applies to the offering of two separate classes of shares of beneficial interest (“Shares”) in the Fund, designated as Class I Shares and Class A Shares. The Fund has received an exemptive order from the U.S. Securities and Exchange Commission (the “SEC”) that permits the Fund to offer more than one class of Shares. As of the date of this Prospectus, Class A Shares are not offered to investors. The Fund’s Shares are generally offered on the first business day of each quarter at the net asset value (“NAV”) per Share on that day. The Fund has registered $500,000,000 of Shares for sale under the registration statement to which this Prospectus relates. The Fund reserves the right to reject a purchase order for any reason.

No person who is admitted as a shareholder of the Fund (a “Shareholder”) has the right to require the Fund to redeem its Shares. This Prospectus is not an offer to sell Shares and is not soliciting an offer to buy Shares in any state or jurisdiction where such offer or sale is not permitted. Investments in the Fund may be made only by “Eligible Investors” as defined herein. See “ELIGIBLE INVESTORS.”

If you purchase Shares of the Fund, you will become bound by the terms and conditions of the amended and restated agreement and declaration of trust of the Fund (the “Agreement and Declaration of Trust”).

Shares are speculative and illiquid securities involving substantial risk of loss.

●	Shares are not listed on any securities exchange and it is not anticipated that a secondary market for Shares will develop.

●	Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Agreement and Declaration of Trust. Although the Fund may offer to repurchase Shares from time to time, Shares will not be redeemable at a Shareholder’s option nor will they be exchangeable for shares of any other fund. As a result, a Shareholder may not be able to sell or otherwise liquidate his or her Shares.

●	Shares are appropriate only for those investors who can tolerate a high degree of risk and who do not require a liquid investment, and for whom an investment in the Fund does not constitute a complete investment program.

There are risks associated with the Fund’s distribution sources.

●	The amount of distributions that the Fund may pay, if any, is uncertain.

●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as offering proceeds and borrowings.

Limited Operating History. The Fund has a limited operating history, and the Shares have a similarly limited history of public trading.

This Prospectus concisely provides information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s Statement of Additional Information (“SAI”), also dated July 29, 2022, has been filed with the SEC. You can request a copy of the SAI and annual and semi-annual reports of the Fund (when available) without charge on the Fund’s website (https://fairwaycapm.com/pe-vc-opportunities/), by writing to the Fund, c/o Ultimus Fund Solutions, LLC at P.O. Box 541150, Omaha, Nebraska 68154, or by calling the Fund toll-free at (833) 741-7382. The SAI is incorporated by reference into this Prospectus in its entirety. You can obtain the SAI, and other information about the Fund, on the SEC’s website (http://www.sec.gov). The address of the SEC’s internet site is provided solely for the information of prospective investors and is not intended to be an active link.

You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your own professional advisers as to legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

You should rely only on the information contained in this Prospectus and the SAI. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown above. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Ultimus Fund Distributors, LLC (the “Distributor”) acts as the distributor for the Shares. In addition, certain U.S. institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase orders and repurchase requests placed by or on behalf of their customers, and, if approved by the Fund, may designate other financial intermediaries to accept such orders.

TABLE OF CONTENTS

SUMMARY	1
SUMMARY OF FUND EXPENSES	10
FINANCIAL HIGHLIGHTS	12
USE OF PROCEEDS	13
INVESTMENT OBJECTIVE AND STRATEGIES	13
PRIVATE EQUITY INVESTMENTS	14
INVESTMENT PROCESS OVERVIEW	16
INVESTMENT POLICIES	18
GENERAL RISKS	19
MANAGEMENT OF THE FUND	38
MANAGEMENT FEE	41
DISTRIBUTOR	41
DISTRIBUTION AND SERVICE PLAN	42
ADMINISTRATION SERVICES	43
CUSTODIAN	43
FUND EXPENSES	44
CONFLICTS OF INTEREST	45
DIVIDENDS AND DISTRIBUTIONS	46
OUTSTANDING SECURITIES	47
REPURCHASES OF SHARES	47
TRANSFERS OF SHARES	51
CALCULATION OF NET ASSET VALUE; VALUATION	51
CERTAIN TAX CONSIDERATIONS	53
ERISA CONSIDERATIONS	60
ELIGIBLE INVESTORS	60
DESCRIPTION OF SHARES	61
PURCHASING SHARES	61
ADDITIONAL INFORMATION	62
SUMMARY OF THE AGREEMENT AND DECLARATION OF TRUST	63
REPORTS TO SHAREHOLDERS	64
FISCAL YEAR	64
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	64
LEGAL COUNSEL	64
INQUIRIES	64

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SUMMARY

The Fund

The Fund is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company. The Fund was organized as a Delaware statutory trust on August 9, 2021.

The Fund is an appropriate investment only for those investors who can tolerate a high degree of risk and who do not require a liquid investment.

The Fund is authorized to issue two separate classes of shares of beneficial interest (“Shares”) designated as Class I Shares and Class A Shares. Each class of Shares is subject to different fees and expenses. The Fund may offer additional classes of Shares in the future. The Fund has received exemptive relief from the SEC with respect to the Fund’s multi-class structure. As of the date of this Prospectus, Class I Shares are the only class of Shares offered for purchase.

Investment Objective and Strategies

The Fund’s investment objective is to generate long-term capital appreciation.

Under normal market conditions, the Fund will invest at least 80% of its net assets, plus any borrowing for investment purposes, in private equity and venture capital investments, including: (i) primary and secondary investments in private equity and venture capital funds managed by third-party managers (“Portfolio Funds” and such third-party managers, “Portfolio Fund Managers”), (ii) investments in private operating companies through special purpose vehicles structured to invest in private equity and venture capital investments (“Direct Investments”), which may be made alongside one or more Portfolio Funds, and (iii) investments in publicly listed companies whose primary business is private equity investing, including listed companies with economic characteristics similar to Portfolio Funds and other publicly traded vehicles whose primary purpose is to invest in or lend capital to privately held companies (together with Portfolio Funds and Direct Investments, “Fund Investments”). The allocation among these types of investments may vary from time to time, especially during the Fund’s initial period of investment operations.

The Fund may invest a portion of its assets in the debt of private operating companies, directly or indirectly through private credit funds that target a range of debt strategies, including low grade or unrated debt securities (“high yield” or “junk” bonds or leveraged loans), securities of distressed companies or mezzanine debt investments. The Fund will also hold liquid investments for cash management purposes, which may include publicly traded equity securities, money market funds, short-term treasuries and other liquid investments.

Under normal market conditions, the Fund seeks to invest across a mix of Portfolio Funds, including venture capital, buyout, special situations, credit and other private asset funds. Venture capital funds invest in new and emerging companies; buyout funds acquire private and public companies, as well as divisions of larger companies; special situation funds may engage in a broad range of debt and equity investments in companies engaged in extraordinary actions, such as mergers and acquisitions, turnarounds, litigation, rights offerings, liquidations outside of bankruptcy, covenant defaults, refinancings, recapitalizations and other special situations; credit funds invest in direct debt and other yield-oriented investments, including in debt issued by private companies, which may include loans and securities of private equity-backed companies; and private asset funds invest in debt and other securities of private issuers not otherwise encompassed by the types of funds referenced above.

Although the Fund may invest across global markets, most of its investments are expected to be made in North America, directly or indirectly through Portfolio Funds. It is intended that the Fund will provide Shareholders with access to private equity and venture capital investments that are typically available only to large institutional investors.

The Fund seeks to target Portfolio Funds and Direct Investments managed by proven investment management teams with deep domain expertise in attractive markets. The experienced investment team of Fairway Capital Management, LLC (“Fairway Capital Management” or the “Adviser”) has a long history of investing with some of the best private equity investment managers in the industry. The Adviser believes these relationships are instrumental in ensuring that the Fund has access to Portfolio Fund and Direct Investment opportunities that the Adviser believes to be of top-tier quality. See “MANAGEMENT OF THE FUND—Portfolio Managers of the Fund” for more information on the experience of the Adviser’s investment team.

The Fund and the Adviser have received exemptive relief from the provisions of Section 17(d) of the 1940 Act to invest in certain privately negotiated investment transactions alongside affiliates, subject to the satisfaction of certain conditions.

No guarantee or representation is made that the investment strategy of the Fund or any Portfolio Fund will be successful, that the various Fund Investments selected will produce positive returns, or that the Fund will achieve its investment objective. See “INVESTMENT POLICIES.”

Summary of Risk Factors	An investment in the Fund involves substantial risks. You should consider carefully the information found under “GENERAL RISKS,” including the following risks:

	●	The Fund has a limited operating history and is subject to all of the business risks and uncertainties associated with any new business.

	●	The Fund is an unlisted closed-end fund designed primarily for long-term investors, and liquidity is limited to periodic repurchases of Shares. Substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable.

	●	The Fund is completely dependent on the ability of the Adviser to identify and implement Fund Investments as opportunities arise. The Adviser has full discretionary authority to identify, structure, allocate, administer, monitor and liquidate Fund Investments.

	●	The securities of the Portfolio Funds in which the Fund invests or plans to invest will often be illiquid.

	●	The Fund will be affected by the investment policies and decisions of the Portfolio Fund Managers of each Portfolio Fund.

	●	The valuation of the Fund’s investments in Portfolio Funds is ordinarily determined based upon valuations provided by the Portfolio Fund Managers, which are generally not audited.

	●	Valuations reported by Portfolio Fund Managers, which will form the basis for the Fund’s net asset value, may be subject to later adjustment or revision. Valuations of private companies are inherently uncertain, may fluctuate over short periods of time, and may be based on estimates. The Adviser has engaged the services of a third-party valuation services vendor to assist its valuations of Fund Investments in certain circumstances.

	●	The Fund’s investment portfolio may at times be significantly concentrated. The Fund is “non-diversified” and may invest a significant percentage of its assets in the securities of a single issuer.

●	Fund Investments may have limited operating histories, and the information the Fund is able to obtain about such investments may at times be limited.

●	Fund Investments will include investments in private operating companies in the early phases of development, which involve a high degree of business and financial risk.

●	The performance of the Fund’s secondary investments will depend in large part on the acquisition price paid, which may be negotiated based on incomplete or imperfect information.

●	The allocation among Fund Investments may vary from time to time, especially during the Fund’s initial period of investment operations.

●	The Portfolio Funds in which the Fund invests are not subject to the provisions of the 1940 Act.

●	Restrictions under the 1940 Act may prevent the Fund from participating in certain favorable investment opportunities or may lead to a lack of exposure to a certain type of investment.

●	If the Fund fails to qualify for or maintain regulated investment company (“RIC”) tax treatment, the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distribution, and the amount of the Fund’s distributions.

●	Lack of information about the contents of Portfolio Funds may make it difficult for the Adviser to monitor the sources of the Fund’s income and otherwise to meet the requirements for RIC tax treatment.

●	The Fund competes for investments with other investment funds, many of which are substantially larger and have greater resources than the Fund.

●	Legal, tax and regulatory changes could occur during the term of the Fund, which may have a material, adverse effect on the Fund.

●	Additional subscriptions for Shares will dilute the indirect interests of existing Shareholders in Fund Investments.

●	If the Fund develops a need for additional capital for investments or other reasons, sources of funding may not be available to the Fund.

●	Any performance-based fee (e.g., the Incentive Fee (defined below)) payable by the Fund to the Adviser may create an incentive for the Adviser to make investments that are more risky or speculative than would otherwise be the case in the absence of such compensation arrangement.

●	The Adviser is not prohibited from managing other investment entities that make the same types of investments as those the Fund targets.

●	Affiliates of the Adviser may compete with the Fund for investment opportunities and may invest alongside the Fund in certain transactions that are in compliance with Section 17 of the 1940 Act or any applicable exemptive relief issued by the SEC. In addition, the Fund has received exemptive relief from Section 17(d) of the 1940 Act to invest in certain privately negotiated transactions alongside affiliates of the Adviser.

	●	Restrictions on the Fund’s ability to issue “senior securities” may limit the Fund’s ability to access the capital markets or borrow money.

	●	The Fund may maintain a sizable cash position in anticipation of capital calls.

	●	The Fund and Portfolio Funds may employ leverage through borrowing and derivative instruments, and may acquire interests in companies with highly leveraged capital structures.

	●	The Fund Investments may include investments in less developed countries, exposing investors to a range of potential economic, political and legal risks.

	●	The Fund is subject to financial market risk, including changes in interest rates.

	●	Fund Investments may include low grade or unrated debt securities (“high yield” or “junk” bonds or leveraged loans), securities of distressed companies or mezzanine debt investments, which involve substantial risks.

	●	Although the Fund invests predominantly in the United States, the Fund’s portfolio may include investments in a number of different currencies.

	●	Accounting, auditing and reporting standards in non-U.S. countries in which the Fund may invest may not provide the same degree of protection or information to investors as those standards generally applicable to U.S. issuers.

	●	Portfolio Fund operations are not transparent, and the Adviser does not control the investments or operations of Portfolio Funds.

	●	Shareholders bear multiple levels of fees and expenses, including asset-based and performance-based fees charged by the Fund, and any asset-based fees and performance-based fees and allocations at the Portfolio Fund level.

	●	Private companies may have limited operating histories by which to assess their ability to achieve, sustain and increase revenues or profitability.

	●	Private companies may be required to rapidly implement and improve operational, financial and management control systems, and any failure to do so may have a material, adverse effect on their business.

Management	The Fund’s Board of Trustees (the “Board”) has overall responsibility for the management and supervision of the business operations of the Fund. See “MANAGEMENT OF THE FUND—The Board of Trustees.” To the extent permitted by applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the Fund, any committee of the Board or the Adviser.

The Adviser	Pursuant to an investment management agreement (the “Investment Management Agreement”), the Adviser, which is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the Fund’s investment adviser. The Adviser was organized as a limited liability company under the laws of the State of Delaware on December 12, 2016.

Fund Administration	The Fund has retained Ultimus Fund Solutions, LLC (“Ultimus” or the “Administrator”) to provide it with certain administrative services, including fund administration, fund accounting and transfer agency services. The Fund has also retained Northern Lights Compliance Services, LLC (“NLCS”), an affiliate of the Administrator, to provide compliance services to the Fund, including the provision of a Chief Compliance Officer and additional compliance support personnel. The Fund compensates the Administrator and NLCS for these services and reimburses the Administrator and NLCS for certain of their out-of-pocket expenses. See “FEES and EXPENSES” below.

Fees and Expenses

On an ongoing basis, the Fund bears its own operating expenses (including, without limitation, its offering expenses). A more detailed discussion of the Fund’s expenses can be found under “FUND EXPENSES.”

Management Fee. The Fund pays the Adviser an investment management fee (the “Management Fee”) in consideration of the advisory and other services provided by the Adviser to the Fund. The Fund pays the Adviser a Management Fee at an annual rate of 0.75% of the Fund’s average net assets, which is accrued and payable at the end of each calendar quarter (or at such other interval, not less frequently than quarterly, as the Board may from time to time determine and specify in writing to the Adviser). The Management Fee is paid to the Adviser at the end of each calendar quarter before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. The Management Fee paid to the Adviser does not include fees paid at the Portfolio Fund level. By investing in Portfolio Funds indirectly through the Fund, Shareholders bear any asset-based fees and performance-based fees and allocations at the Portfolio Fund level, in addition to asset-based and performance-based fees charged by the Fund. See “MANAGEMENT FEE.”

Incentive Fee. At the end of each calendar quarter (and at such other intervals as the Board may from time to time determine and specify in writing to the Adviser), the Adviser will also be entitled to receive an amount (the “Incentive Fee”) equal to 10% of the excess, if any, of (i) the net profits of the Fund for the applicable quarter over (ii) the then balance, if any, of the Loss Recovery Account (as defined below). For purposes of the Incentive Fee, the term “net profits” shall mean the amount by which the net asset value of the Fund on the last day of the applicable quarter exceeds the net asset value of the Fund as of the commencement of the same quarter, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses).

The Fund maintains a memorandum account (the “Loss Recovery Account”), which had an initial balance of zero and is (i) increased upon the close of each calendar quarter of the Fund by the amount of the net losses of the Fund for the quarter, and (ii) decreased (but not below zero) upon the close of each calendar quarter by the amount of the net profits of the Fund for the quarter. Shareholders of the Fund will benefit from the Loss Recovery Account in proportion to their holdings of Shares.

Any Incentive Fee payable by the Fund that relates to an increase in the value of Fund Investments is based, in part, on unrealized appreciation, which could result in the Fund paying an Incentive Fee even if the value of the underlying investment decreases and the gain is never realized. See “INCENTIVE FEE.”

Administration Fee. The Administrator provides the Fund certain administration and accounting services. In consideration for these services, the Administrator is paid a monthly fee at an annualized rate based on the aggregate net assets of the Fund, subject to an annual minimum fee and certain fixed fees (the “Administration Fee”). The Administration Fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. The Fund also reimburses the Administrator for certain out-of-pocket expenses and pays the Administrator a fee for transfer agency services. See “ADMINISTRATION SERVICES.”

Compliance Services Fee. NLCS provides compliance services to the Fund. In consideration for these services, NLCS is paid a quarterly fee. The fee is paid to NLCS out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. The Fund also reimburses NLCS for certain out-of-pocket expenses. See “ADMINISTRATION SERVICES.”

Distribution and Service Fee. The Fund has received exemptive relief from the SEC that, in addition to permitting the issuance of multiple classes of Shares, allows the Fund, subject to certain conditions, to operate under a Distribution and Service Plan with respect to Class A Shares in compliance with Rule 12b-1 under the 1940 Act. Under the Distribution and Service Plan, the Fund is permitted to pay as compensation to the Distributor or other qualified recipients up to 0.70% of the aggregate net assets of the Fund attributable to Class A Shares on an annualized basis (the “Distribution and Servicing Fee”). The Distribution and Servicing Fee will be paid out of the assets of the Fund’s Class A Shares and decrease the net profits or increase the net losses of such class of Shares. Class I Shares are not subject to the Distribution and Servicing Fee. As of the date of this Prospectus, Class A Shares have not been offered for sale. See “DISTRIBUTION AND SERVICE PLAN.”

Expense Limitation Agreement

The Adviser has entered into an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to reduce the Management Fee payable to it (but not below zero), and to pay any operating expenses of the Fund, to the extent necessary to limit the operating expenses of the Fund, excluding certain “Excluded Expenses” listed below, to the annual rate (as a percentage of the net assets of the applicable class of Shares of the Fund, as calculated at the end of each calendar quarter) of 2.00% and 2.70% with respect to Class I Shares and Class A Shares, respectively (the “Expense Cap”). Excluded Expenses that are not covered by the Expense Cap include: brokerage commissions and other similar transactional expenses, interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), other borrowing costs and fees including interest and commitment fees, taxes, acquired fund fees and expenses, Incentive Fees to be paid to the Adviser, litigation and indemnification expenses, judgments, and extraordinary expenses.

If the Adviser waives its Management Fee or pays any operating expenses of the Fund pursuant to the Expense Cap, the Adviser may, for a period ending three years after the end of the quarter in which such fees or expenses are waived or incurred, recoup amounts waived or incurred to the extent such recoupment does not cause the Fund’s operating expense ratio (after recoupment and excluding the Excluded Expenses) to exceed the lesser of (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment. The Expense Limitation Agreement will continue in effect through July 31, 2023 and will renew automatically for successive periods of one year thereafter, unless written notice of termination is provided by the Adviser to the Fund not less than 10 days prior to the end of the then-current term. The Board may terminate the Expense Limitation Agreement at any time on not less than ten (10) days’ prior notice to the Adviser, and the Expense Limitation Agreement may be amended at any time only with the consent of both the Adviser and the Board. See “Expense Limitation Agreement.”

Distributions	Because the Fund intends to qualify annually as a RIC under the Internal Revenue Code of 1986, as amended (the “Code”), the Fund intends to distribute at least 90% of its annual net taxable income to its Shareholders. Nevertheless, there can be no assurance that the Fund will pay distributions to Shareholders at any particular rate. Each year, a statement on U.S. Internal Revenue Service (“IRS”) Form 1099-DIV identifying the amount and character of the Fund’s distributions will be mailed to Shareholders. See “Taxes” below.

Eligible Investors

Each prospective investor in the Fund is required to certify that it is a “qualified client” within the meaning of Rule 205-3 under the Advisers Act and an “accredited investor” within the meaning of Rule 501 under the Securities Act of 1933, as amended (the “Securities Act”). The criteria for qualifying as a “qualified client” and an “accredited investor” are set forth in the subscription documents that must be completed by each prospective investor. In addition, Shares are generally being offered only to investors that are U.S. persons for U.S. federal income tax purposes. Investors who meet such qualifications are referred to in this Prospectus as “Eligible Investors.” The qualifications required to invest in the Fund will appear in subscription documents that must be completed by each prospective investor. Existing Shareholders who request to purchase additional Shares will be required to qualify as “Eligible Investors” and to complete an additional investor certification prior to any additional purchase.

To the extent the Fund identifies any Shareholder holding Shares that was not an Eligible Investor at the time of acquiring such Shares, the Fund reserves the right to (i) cause a mandatory redemption of all or some of the Shares of such Shareholder, or any person acquiring Shares from or through such Shareholder, (ii) retain any unrealized gains or profits associated with Shares held by such Shareholder and/or (iii) take any other action the Board determines to be appropriate in light of the circumstances.

Purchasing Shares

The minimum initial investment in the Fund is $250,000 for Class I Shares and $50,000 for Class A Shares, and the minimum additional investment in the Fund is $10,000 for each class of Shares. The Fund may, in its sole discretion, accept investments below these minimums. Investors subscribing through a given broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as initial investments are not less than $25,000 and incremental contributions are not less than $10,000.

The Fund has received exemptive relief from the SEC that permits the Fund to offer more than one class of Shares. As of the date of this Prospectus, Class A Shares are not offered for sale.

Shares are generally offered for purchase as of the first business day of each quarter at the NAV per Share on that date, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion.

Investments in Class A Shares may be subject to a sales charge of up to 3.50% of the investment. For some investors, the sales charge may be waived or reduced. The full amount of the sales charge may be reallowed to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase Shares of the Fund.

Dividend Reinvestment	Unless a Shareholder is ineligible or otherwise elects, all distributions of dividends (including capital gain dividends) with respect to a class of Shares will be automatically reinvested by the Fund in additional Shares of the corresponding class, which will be issued at the net asset value per Share determined as of the ex-dividend date. Election not to reinvest dividends and to instead receive all dividends and capital gain distributions in cash may be made by contacting the Administrator at P.O. Box 541150, Omaha, NE 68154-9150 or (877) 792-0924.

Repurchases of Shares

Shareholders do not have the right to require the Fund to redeem their Shares. To provide a limited degree of liquidity to Shareholders, the Fund may, from time to time, offer to repurchase Shares pursuant to written tenders by Shareholders. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. In determining whether the Fund should offer to repurchase Shares, the Board will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser anticipates that, after the Fund completes its first full year of operations, the Adviser will recommend to the Board that the Fund offer to repurchase Shares on a quarterly basis (or on such earlier or later date(s) as the Board may determine), with such repurchases to occur as of the last day of March, June, September and December (or, if any such date is not a business day, on the immediately preceding business day).

The Adviser also expects that, generally, it will recommend to the Board that each repurchase offer should apply to up to 5% of the net assets of the Fund although any particular recommendation may exceed such percentage. Each repurchase offer will generally commence approximately 90 days prior to the applicable repurchase date.

If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund may extend the repurchase offer, repurchase a pro rata portion of the Shares tendered, or take any other action permitted by applicable law. The Fund may cause the repurchase of a Shareholder’s Shares if, among other reasons, the Fund determines that such repurchase would be in the interest of the Fund.

A 2.00% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Such repurchase fee will be retained by the Fund and will benefit the Fund’s remaining Shareholders. Shares tendered for repurchase will be treated as having been repurchased on a “first in, first out” basis. An early repurchase fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund. See “REPURCHASES OF SHARES.”

Unlisted Closed-End Structure; Limited Liquidity

The Fund is not listed on a national stock exchange, and there currently is no secondary market for the Fund’s Shares. In addition, Shares are subject to limitations on transferability, and liquidity will be provided only through limited repurchase offers. An investment in the Fund is suitable only for Shareholders who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. See “GENERAL RISKS—Closed-End Fund; Liquidity Limited to Periodic Repurchases of Shares.”

Transfers of Shares	A Shareholder may assign, transfer or otherwise dispose of (each, a “transfer”) Shares only (i) by operation of law pursuant to the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder; or (ii) with the consent of the Board (which may be withheld in the Board’s sole and absolute discretion). Notice to the Fund of any proposed transfer must include evidence satisfactory to the Fund that the proposed transferee, at the time of the transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. Such notice of a proposed transfer of Shares must also be accompanied by properly completed subscription documents in respect of the proposed transferee. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. See “ELIGIBLE INVESTORS.”

Each transferring Shareholder and transferee shall be required to pay all expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with a transfer. See “TRANSFERS OF SHARES.”

Taxes

The Fund has elected to be treated as a RIC for U.S. federal income tax purposes, and it further intends to be treated, and expects each year to qualify as a RIC for U.S. federal income tax purposes. As such, the Fund generally will not be subject to U.S. federal corporate income tax, provided that it distributes all of its net taxable income and gains each year. It is anticipated that the Fund will principally recognize capital gains and dividends and therefore dividends paid to Shareholders in respect of such income generally will be taxable to Shareholders at the reduced rates of U.S. federal income tax that are applicable to individuals for “qualified dividends” and long-term capital gains. For a discussion of certain tax risks and considerations relating to an investment in the Fund, see “Tax Reports” below and “CERTAIN TAX CONSIDERATIONS.”

Prospective investors should consult their own tax advisers with respect to the specific U.S. federal, state, local and non-U.S. tax consequences, including applicable tax reporting requirements.

Tax Reports	The Fund will distribute to each Shareholder, after the end of each calendar year, IRS Form 1099-DIV detailing the amounts includible in such investor’s taxable income for such year as ordinary income, qualified dividend income and long-term capital gains. Dividends and other taxable distributions are taxable to the Fund’s Shareholders even if they are reinvested in additional Shares.

Reports to Shareholders	Shareholders will receive an unaudited semi-annual report and an audited annual report after the close of the period for which such report is being made, or as otherwise required by the 1940 Act. See “REPORTS TO SHAREHOLDERS.”

Fiscal and Tax Year	The Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on September 30.

Term	The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the amended and restated agreement and declaration of trust of the Fund (the “Agreement and Declaration of Trust”).

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

	Class I Shares	Class A Shares
SHAREHOLDER FEES
Maximum Sales Load (as a percentage of offering price)(1)	None	3.50%
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(2)	2.00%	2.00%
ANNUAL EXPENSES (as a percentage of net assets attributable to Shares)
Management Fee(3)	0.75%	0.75%
Incentive Fee(4)	0.00%	0.00%
Distribution and Servicing (12b-1) Fee(5)	0.00%	0.70%
Other Expenses(6)	16.61%	16.61%
Acquired Fund Fees and Expenses(7)	1.60%	1.60%
Total Annual Expenses Before Fee Waiver and/or Expense Reimbursement	18.96%	19.66%
Fee Waiver and/or Expense Reimbursement(8)	(15.36)%	(15.36)%
Total Annual Expenses	3.60%	4.30%

(1)	Investors purchasing Class A Shares may be charged a sales load of up to 3.50% of the investment amount. The table assumes the maximum sales load is charged. For some investors, the sales charge may be waived or reduced. Your financial intermediary may impose additional charges when you purchase Shares of the Fund. The Fund has received exemptive relief from the SEC that permits the Fund to offer multiple classes of Shares. As of the date of this Prospectus, Class A Shares are not offered to investors.
(2)	A 2.00% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Such repurchase fee will be retained by the Fund and will benefit the Fund’s remaining Shareholders. Shares tendered for repurchase will be treated as having been repurchased on a “first in, first out” basis. An early repurchase fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder. See “REPURCHASES OF SHARES.”
(3)	The Management Fee is equal to an annual rate of 0.75% of the Fund’s average net assets, which is accrued and payable at the end of each calendar quarter (or at such other interval, not less frequently than quarterly, as the Board may from time to time determine and specify in writing to the Adviser). The Management Fee is paid to the Adviser at the end of each calendar quarter before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. See “MANAGEMENT FEE” for additional information.
(4)	At the end of each calendar quarter of the Fund (and at such other intervals as the Board may from time to time determine and specify in writing to the Adviser), the Adviser (or, to the extent permitted by applicable law, an affiliate of the Adviser) will also be entitled to receive an Incentive Fee equal to 10% of the excess, if any, of (i) the net profits of the Fund for the applicable quarter over (ii) the then balance, if any, of the Loss Recovery Account. For the purposes of the Incentive Fee, the term “net profits” shall mean the amount by which the net asset value of the Fund on the last day of the applicable quarter exceeds the net asset value of the Fund as of the commencement of the same quarter, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses). See “INCENTIVE FEE” for information regarding how the Incentive Fee is calculated.
(5)	The Fund has received exemptive relief from the SEC permitting it to offer multiple classes of Shares and to operate under a distribution and service plan for Class A Shares. The Fund may charge a distribution and/or shareholder servicing fee up to a maximum of 0.70% per year on Class A Shares on an annualized basis of the aggregate net assets of the Fund attributable to such class. The Fund may use these fees, in respect of Class A Shares, to compensate financial intermediaries or financial institutions for distribution-related expenses, if applicable, and providing ongoing services in respect of clients with whom they have distributed Class A Shares of the Fund. As of the date of this Prospectus, Class A Shares are not offered to investors. See “DISTRIBUTION AND SERVICE PLAN.”

(6)	Other Expenses are estimated for the Fund’s current fiscal year. “Other Expenses” include, among other things, professional fees and other expenses that the Fund will bear, including ongoing offering costs and fees and expenses of the Administrator, transfer agent and custodian.
(7)	Shareholders also indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Fund as an investor in the Portfolio Funds. Generally, asset-based fees payable in connection with Portfolio Fund investments range from 1.00% to 2.50% (annualized) of the commitment amount of the Fund’s investment, and performance or incentive fees or allocations are typically 10% to 25% of a Portfolio Fund’s net profits annually, although it is possible that such amounts may be exceeded for certain Portfolio Fund Managers. The “Acquired Fund Fees and Expenses” disclosed above, however, do not reflect any performance-based fees or allocations paid by the Portfolio Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds. The “Acquired Fund Fees and Expenses” disclosed above are based on estimated amounts for the Fund’s current fiscal year.
(8)	The Adviser has entered into an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to reduce the Management Fee payable to it (but not below zero), and to pay any operating expenses of the Fund, to the extent necessary to limit the operating expenses of the Fund (excluding brokerage commissions and other similar transactional expenses, interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), other borrowing costs and fees including interest and commitment fees, taxes, acquired fund fees and expenses, Incentive Fees to be paid to the Adviser, litigation and indemnification expenses, judgments, and extraordinary expenses) to the annual rate (as a percentage of the net assets of the applicable class of Shares of the Fund, as calculated at the end of each calendar quarter) of 2.00% and 2.70% with respect to Class I Shares and Class A Shares, respectively (the “Expense Cap”). For a period ending three years after the end of the quarter in which the Adviser waives its Management Fee or pays any operating expenses of the Fund pursuant to the Expense Cap, the Adviser may recoup amounts waived or incurred to the extent such recoupment does not cause the Fund’s operating expense ratio (after recoupment and excluding brokerage commissions and other similar transactional expenses, interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), other borrowing costs and fees including interest and commitment fees, taxes, acquired fund fees and expenses, Incentive Fees to be paid to the Adviser, litigation and indemnification expenses, judgments, and extraordinary expenses) to exceed the lesser of (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment. The Expense Limitation Agreement will continue in effect through July 31, 2023 and will renew automatically for successive periods of one year thereafter, unless written notice of termination is provided by the Adviser to the Fund not less than ten (10) days prior to the end of the then-current term. The Board may terminate the Expense Limitation Agreement at any time on not less than ten (10) days’ prior notice to the Adviser, and the Expense Limitation Agreement may be amended at any time only with the consent of both the Adviser and the Board.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund, see “MANAGEMENT FEE,” “INCENTIVE FEE,” “ADMINISTRATION SERVICES,” “CUSTODIAN,” “FUND EXPENSES,” “REPURCHASES OF SHARES” and “PURCHASING SHARES.”

EXAMPLE

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example reflects applicable expense limitation agreements and/or waivers in effect for the one-year period and the first year of the three-, five-, and ten-year periods. The example assumes that all distributions are reinvested at net asset value and that the percentage amounts listed under Annual Expenses remain the same in the years shown. The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of Shares.

You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
Class I Shares	$36	$369	$615	$986
Class A Shares	$77	$405	$644	$994

The example is based on the annual fees and expenses set out on the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund, as well as the effect of the Incentive Fee.

FINANCIAL HIGHLIGHTS

The financial highlights are intended to help you understand the Fund’s financial performance since the Fund’s commencement of operations. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund (assuming reinvestment of all dividends and distributions). Because Class A shares of the Fund had not commenced operations as of the fiscal year ended March 31, 2022, such share class financial highlights are not presented. Financial Highlights would differ only to the extent that Class I shares and Class A shares have different fees and expenses. This information has been audited by Ernst & Young LLP, the Fund’s independent registered public accounting firm, whose report, along with the Fund’s financial statements, is included in the annual report, which is available without charge on the Fund’s website (https://fairwaycapm.com/pe-vc-opportunities/), upon request by writing to the Fund, c/o Ultimus Fund Solutions, LLC at P.O. Box 541150, Omaha, Nebraska 68154, or by calling the Fund toll-free at (833) 741-7382.

Per Share Data and Ratios for a Share of Beneficial Interest Outstanding Throughout The Period

Class I
	For The Period Ended
	March 31, 2022 *
Net asset value, beginning of period	$10.00

Net increase (decrease) in net assets resulting from operations:
Net investment income (1)	0.01
Net realized and unrealized loss on investments	(0.11)
Total from investment operations	(0.10)

Net asset value, end of period	$9.90

Total return (2)	(1.00)%

Net assets, at end of period (000s)	$9,995

Ratio of gross expenses to average net assets	17.36	%(3)

Ratio of net expenses to average net assets	0.00	%(3)(5)

Ratio of net investment income to average net assets	0.57	%(3)

Portfolio Turnover Rate	0	%(4)

*	Commencement of Operations for Class I was December 29, 2021.
(1)	Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.
(2)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distributions, if any.
Total returns for periods less than one year are not annualized.
(3)	Annualized for periods less than one full year.
(4)	Not annualized.
(5)	For the period ended March 31, 2022, the Adviser agreed to waive all expenses.

USE OF PROCEEDS

The Fund will invest the proceeds from the continuous offering of Shares on an ongoing basis in accordance with its investment objective and strategies as stated below. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds in accordance with its investment objective and strategies within three months after receipt of the proceeds, first in more liquid publicly traded securities and short-term investments, and then in privately offered securities (including Portfolio Funds and Direct Investments) as they become available to the Fund, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objectives and strategies, and except to the extent proceeds are held in cash to pay dividends and operating expenses, to satisfy repurchase offers or for temporary defensive purposes. Such proceeds will be deposited in the Fund’s account with the Fund’s custodian when received. See “PURCHASING SHARES.” Delays in investing the Fund’s assets may occur (i) because of the time typically required to complete private equity transactions (which may be considerable), (ii) because certain Portfolio Funds selected by the Adviser may provide infrequent opportunities to purchase their securities, and/or (iii) because of the time required for Portfolio Fund Managers to invest the amounts committed by the Fund.

A portion of the amount of proceeds of the offering of Shares or any other available funds may be invested in short-term debt securities or money market funds pending investment pursuant to the Fund’s investment objective and strategies. In addition, subject to applicable law, the Fund may maintain a portion of its assets in cash or such short-term securities or money market funds to meet operational needs, for temporary defensive purposes, or to maintain liquidity. The Fund may be prevented from achieving its objective during any period in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

INVESTMENT OBJECTIVE AND STRATEGIES

Investment Objective

The Fund seeks to generate long-term capital appreciation.

The investment objective of the Fund is not a fundamental policy of the Fund and may be changed by the Board without the vote of the Fund’s outstanding Shares. The Fund will notify shareholders if the Board determines to change the Fund’s investment objective.

The Fund’s fundamental policies, which are listed in the SAI, may only be changed by the affirmative vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the Fund.

Investment Strategies

Under normal market conditions, the Fund will invest at least 80% of its net assets, plus any borrowing for investment purposes, in private equity and venture capital investments, including: (i) primary and secondary investments in private equity and venture capital funds managed by third-party managers (“Portfolio Funds” and such third-party managers, “Portfolio Fund Managers”), (ii) investments in private operating companies through special purpose vehicles structured to invest in private equity and venture capital investments (“Direct Investments”), which may be made alongside one or more Portfolio Funds, and (iii) investments in publicly listed companies whose primary business is private equity investing, including listed companies with economic characteristics similar to Portfolio Funds and other publicly traded vehicles whose primary purpose is to invest in or lend capital to privately held companies (together with Portfolio Funds and Direct Investments, “Fund Investments”). The allocation among these types of investments may vary from time to time, especially during the Fund’s initial period of investment operations. References to Direct Investments only include investments in private operating companies through special purpose vehicles.

The Fund may invest a portion of its assets in the debt of private operating companies, directly or indirectly through private credit funds that target a range of debt strategies, including low grade or unrated debt securities (“high yield” or “junk” bonds or leveraged loans), securities of distressed companies or mezzanine debt investments. The Fund may also hold liquid investments for cash management purposes, which may include publicly traded equity securities, money market funds, short-term treasuries and other liquid investments.

Under normal market conditions, the Fund seeks to invest across a mix of Portfolio Funds, including venture capital, buyout, special situations, credit and other private asset funds. Venture capital funds invest in new and emerging companies; buyout funds acquire private and public companies, as well as divisions of larger companies; special situation funds may engage in a broad range of debt and equity investments in companies engaged in extraordinary actions, such as mergers and acquisitions, turnarounds, litigation, rights offerings, liquidations outside of bankruptcy, covenant defaults, refinancings, recapitalizations and other special situations; credit funds invest in direct debt and other yield-oriented investments, including in debt issued by private companies, which may include loans and securities of private equity-backed companies; and private asset funds invest in debt and other securities of private issuers not otherwise encompassed by the types of funds referenced above.

Although the Fund may invest across global markets, most of its investments are expected to be made in North America, directly or indirectly through Portfolio Funds. It is intended that the Fund will provide Shareholders with access to private equity and venture capital investments that are typically available only to large institutional investors. The Fund may borrow as market conditions permit and at the discretion of the Adviser in order to seek enhancement of the Fund’s returns. See “INVESTMENT POLICIES—Borrowing by the Fund” for a discussion of the risks inherent in borrowing.

The Fund seeks to target Portfolio Funds and Direct Investments managed by proven investment management teams with deep domain expertise in attractive markets. The Adviser’s experienced investment team has a long history of investing with some of the best private equity investment managers in the industry. The Adviser believes these relationships are instrumental in ensuring that the Fund has access to many Portfolio Fund and Direct Investment opportunities that the Adviser believes to be of top-tier quality. See “MANAGEMENT OF THE FUND—Portfolio Managers of the Fund” for more information on the experience of the Adviser’s investment team.

The Fund and the Adviser have received exemptive relief from the provisions of Section 17(d) of the 1940 Act to invest in certain privately negotiated investment transactions alongside a affiliates subject to the satisfaction of certain conditions.

No guarantee or representation is made that the investment strategy of the Fund will be successful, that the various Fund Investments selected will produce positive returns, or that the Fund will achieve its investment objective.

PRIVATE EQUITY INVESTMENTS

Private Equity Asset Class

The Fund focuses its investments in the “private equity” asset class, with an emphasis on the venture capital and buyout financing stages. “Private equity” is a common term for investments that are typically made in non-public companies through privately negotiated transactions. Initial or early-stage investments in non-public companies are commonly referenced as “venture capital” investments, and buyouts of entire, or portions of, non-public companies are commonly referenced as “buyout” investments. Private equity investments may be structured using a range of financial instruments, including common and preferred equity, convertible securities, senior debt, subordinated debt and warrants or other derivatives, depending on the strategy of the investor and the financing requirements of the company.

The private equity market is diverse and can be divided into several different segments, each of which may exhibit distinct characteristics based on combinations of various factors. These include the type and financing stage of the investment, the geographic region in which the investment is made and the “vintage year” of a private equity fund.

Investment Types

●	Primary Investments. Primary investments are interests or investments in newly-established Portfolio Funds. Most private equity firms raise new funds only every two to four years, and many top-performing funds may be closed to new investors. Because of the limited windows of opportunity for making primary investments in particular funds, strong relationships with leading firms are essential for primary investors.

Primary investors subscribe for interests during an initial fundraising period, and their capital commitments are then used to fund investments in several individual operating companies during a defined investment period. The investments of a Portfolio Fund are usually unknown at the time of commitment, and primary investors typically have little or no ability to influence the investments that are made during the Portfolio Fund’s life. Because primary investors must rely on the expertise of the Portfolio Fund Manager, an accurate assessment of the manager’s capabilities is essential for investment success.

Primary investments typically exhibit a value development pattern, commonly known as the “J-curve”, in which the unrealized net return typically declines moderately during the early years of the Portfolio Fund’s life as investment related fees and expenses are incurred before investment gains have been realized. As the fund matures and Portfolio Companies are sold, the pattern typically reverses with increasing net asset value and distributions coming from the seasoned investment portfolio.

●	Secondary Investments. Secondary investments are interests in existing Portfolio Funds that are acquired in privately negotiated transactions, typically after the end of the Portfolio Fund’s fundraising period. Secondary investments allow investors to avoid some of the fees charged by Portfolio Fund Managers and are often (but not always) purchased at a discount from a Portfolio Fund’s net asset value. As such, secondary investments may exhibit little or none of the “J-curve” characteristics associated with primary investments. In addition, secondary investments typically provide earlier distributions than primary investments.

●	Direct Investments. Direct Investments are investments through special purpose vehicles in identified operating companies. Such investments may be made alongside one or more Portfolio Funds. In contrast to Portfolio Fund investments (which require a commitment to a largely unknown portfolio), Direct Investments involve specific situations and particular companies. Accordingly, this style of investing offers the greatest degree of transparency and control in portfolio construction.

●	Publicly Traded Private Equity Investments. Publicly traded private equity investments generally involve publicly listed companies that pursue the business of private equity investing, including listed private equity companies, listed funds of funds, business development companies (“BDCs”), special purpose acquisition companies, alternative asset managers, holding companies, investment trusts, closed-end funds, financial institutions and other vehicles whose primary purpose is to invest in, lend capital to or provide services to privately held companies.

Publicly traded private equity funds are typically regulated vehicles listed on a public stock exchange that invest in private equity transactions or funds. Such vehicles may take the form of corporations, BDCs, unit trusts, publicly traded partnerships, or other structures, and may focus on mezzanine, infrastructure, buyout or venture capital investments.

Publicly traded private equity investments may also include investments in publicly listed companies in connection with a privately negotiated financing or an attempt to exercise significant influence on the subject of the investment. Publicly traded private equity investments usually have an indefinite duration.

Publicly traded private equity occupies a small portion of the private equity universe, including only a few professional investors who focus on and actively trade such investments. As a result, relatively little market research is performed on publicly traded private equity companies, only limited public data may be available regarding these companies and their underlying investments, and market pricing may significantly deviate from published net asset value. This can result in market inefficiencies and may offer opportunities to specialists that can value the underlying private equity investments.

Publicly traded private equity investments are typically liquid and capable of being traded daily, in contrast to direct investments and private equity funds, in which capital is subject to lengthy holding periods. Accordingly, publicly traded private equity transactions are significantly easier to execute than other types of private equity investments, giving investors an opportunity to adjust the investment level of their portfolios more efficiently.

Financing Stages

In the private equity asset class, the term “financing stage” is used to describe investments (or funds that invest) in companies at a certain stage of development. The different financing stages have distinct risk, return and correlation characteristics and play different roles within a private equity portfolio. The Fund’s private equity investments can be broken down generally into three financing stages: venture capital, buyout and special situations. These categories may be further subdivided based on the investment strategies that are employed.

●	Venture Capital. Investments in new and emerging companies are usually classified as venture capital. Such investments are often in healthcare, internet-enabled or other technology-related industries. Companies financed by venture capital are generally not cash flow positive at the time of investment and may require several rounds of financing before the company can be sold privately or taken public. The Fund’s venture capital investments may finance companies along the full path of development or focus on certain sub-stages (usually classified as seed, early and late stage) in partnership with other investors.

○	Seed/Early Stage. Typically involves investments in businesses still in the conceptual stage, or where products may not be fully developed and where revenues and/or profits may be several years away.

○	Growth Equity/Later Stage. Typically involves minority investments in established companies with strong growth characteristics. Companies that receive growth capital investments typically are enterprises earlier in their development with some level of revenue and visibility to break-even or positive cash flow.

●	Buyouts. Investments that provide equity capital for acquisition transactions either from a private seller or the public are usually classified as buyouts. The Fund’s buyout investments may represent the purchase of an entire company, or a refinancing or recapitalization where equity is purchased. Borrowing is often employed in these transactions at the company level. A controlling interest in the company is often, but not always, obtained by the private equity fund or an investor group of which it is a member.

●	Special Situations/Other Private Assets. A broad range of investments including private debt instruments, infrastructure investments and distressed debt/turnarounds make up a portion of the private equity market. The Fund’s special situations investments may include senior and/or subordinated debt which is secured and/or unsecured and, potentially as a component of the transaction, preferred or common equity, warrants and other securities offered in connection with such debt. The value drivers and cash flow characteristics of these funds are frequently distinct from those of other private equity investments, complementing a buyout and venture capital portfolio.

INVESTMENT PROCESS OVERVIEW

Portfolio Construction

Once our investment program is mature, The Fund’s investment process will begin with an allocation framework among: (i) primary and secondary investments in Portfolio Funds and Direct Investments; and (ii) venture capital, buyout, special situations, credit and other private asset funds. The framework also provides for allocations across vintage years. It is expected that through such allocations, the Fund may be able to achieve more consistent returns and lower volatility than would generally be expected if its portfolio were more concentrated in a single fund, sector, vintage year, or a smaller number of funds. The allocation among these types of investments may vary from time to time, especially during the Fund’s initial period of investment operations.

Over time, the allocation ranges and commitment strategy may be adjusted based on the Adviser’s analysis of the private equity market, the Fund’s existing portfolio at the relevant time, availability of desirable investments at reasonable prices or other pertinent factors.

The Fund’s asset allocation, when fully deployed, is expected to be as noted below. The Adviser expects that even when the Fund’s assets are fully invested, a portion of the Fund’s assets will consist of liquid assets, which may include publicly traded equity securities, money market funds, short-term treasuries and other liquid securities.

Investment Type	Target*	Range*
Primary Funds	50%	40-50%
Secondary Investments	30%	30-50%
Direct Investments	20%	10-30%

*	Under normal market conditions and when the Fund’s assets are fully deployed.

Subclass	Target*	Range*
Venture Capital	40%	25-40%
Buyout	40%	30-60%
Special Situations/Other Private Assets	15%	10-25%
Liquid	5%	0-15%

*	Under normal market conditions and when the Fund’s assets are fully deployed.

Rigorous Investment Analysis

The second step of the investment process is to analyze changing market conditions and their effect on the relative attractiveness of different segments within the overall private equity market. This rigorous investment analysis is based on general economic developments, such as business cycles, credit spreads, equity multiples, IPO opportunities, deregulation, and changes in tax or securities law. In addition, variables specific to particular industry sectors and the overall private equity market are typically evaluated. Based on the outcome of this review, the Adviser attempts to identify the market segments that it believes offer the most attractive investment opportunities at the relevant time.

The Adviser’s investment analysis is intended to serve as a guide for tactical capital allocation decisions within the framework of the portfolio plan. Due to the long-term nature of private equity investments, it is generally not practical to dramatically re-allocate a portfolio over a short period of time. Accordingly, the actual allocation of Fund Investments may deviate significantly from the general relative value views of the Adviser at a particular point in time.

Investment Selection

In the final step of the investment process, the Adviser seeks to invest the Fund’s capital allocated to each segment in the highest quality investments available. Opportunities are typically sourced through a network of existing relationships with private equity managers and investors across the globe and subsequently evaluated individually by the Adviser’s investment professionals using a structured selection process. As investment opportunities are analyzed, investment professionals seek to evaluate them in relation to historical benchmarks, current information from the Adviser’s existing private equity portfolios, and against each other. This comparative analysis can provide insight into the specific investments that offer the greatest value at different points in time in the various segments of the private equity market.

Due Diligence and Selection of Investments

The Adviser’s investment team follows a structured process to source, evaluate, select and monitor investments for the Fund. The Adviser’s investment professionals are involved throughout the process and draw on their significant investment experience, resources and market insights.

●	Deal sourcing. The Adviser typically identifies prospective investments from multiple sources, the most important of which is a global network of relationships across the private equity industry. Built through the investment activities of the Adviser’s portfolio management team, this network has a historically proven track record of generating high volumes of deal flow. In particular, the Adviser believes the scope of its portfolio management team’s investment activities provides a competitive advantage for deal generation, enabling it to access attractive opportunities in local markets around the world.

●	Pre-selection. The initial screening process for investment opportunities is typically based on a confidential information memorandum or an introductory meeting. For opportunities that pass the Adviser’s minimum requirements, a due diligence deal team is assigned to evaluate the opportunity in detail.

●	Due diligence. The due diligence process involves a detailed analysis of various aspects of each opportunity, including both qualitative and quantitative assessments. Various tools and databases are used to better understand market trends, potential return scenarios and/or the historical or anticipated sources of value creation for an investment. Evaluations are generally based on information such as industry dynamics, competitive positioning, financial analysis, comparable analysis, interviews with key personnel, on-site visits, reference calls, third-party consultant reports and/or track record analysis. The investment committee reviews the conclusions of the due diligence analysis and may decline the opportunity, request additional information, or approve the opportunity subject to tax and legal due diligence.

●	Tax and legal assessment. In conjunction with the commercial due diligence process, the tax treatment and legal terms of the investment are considered. Based on this analysis and the findings of external professional advisers, the Adviser’s internal legal and investment teams seek to negotiate the terms and conditions of the investment. After resolving all open issues and negotiating terms, a final “investment recommendation” is prepared and presented to the investment committee, which finally approves or declines the investment.

●	Portfolio risk monitoring. Post-investment, the Adviser seeks to monitor the Fund’s portfolio through regular interaction with the companies and, where relevant, the private equity sponsors represented in the portfolio. This interaction facilitates on-going portfolio analysis and a proactive approach to addressing any new opportunities or issues that may arise.

INVESTMENT POLICIES

Portfolio and Liquidity Management

The Adviser manages the Fund’s portfolio with a view towards managing liquidity and maintaining a high investment level. Accordingly, the Adviser may make investments based, in part, on anticipated future distributions from Fund Investments. The Adviser also takes other anticipated cash flows into account, such as those relating to new subscriptions, the tender of Shares by Shareholders and any distributions made to Shareholders. To forecast portfolio cash flows, the Adviser utilizes quantitative and qualitative factors, including quarterly financial statements, actual portfolio observations and qualitative forecasts by the Adviser’s investment professionals.

The Adviser uses a range of techniques to reduce the risk associated with the Fund’s investment strategy. These techniques may include, without limitation:

●	Allocating investments and commitments across industry sector, size, private equity sponsor and “vintage year” (i.e., the year in which a Portfolio Fund begins investing); and

●	Actively managing cash and liquid assets.

The Fund is expected to hold liquid assets to the extent required for purposes of liquidity management and compliance with the 1940 Act. Over time, during normal market conditions, it is generally not expected that the Fund will hold more than 15% of its net assets in cash or cash equivalents that are not committed to future investments for extended periods of time. To enhance the Fund’s liquidity, particularly in times of possible net outflows through the tender of Shares by Shareholders, the Adviser may sell certain of the Fund’s assets on the Fund’s behalf.

There can be no assurance that the objectives of the Fund with respect to liquidity management will be achieved or that the Fund’s portfolio design and risk management strategies will be successful. Prospective investors should refer to the discussion of the risks associated with the investment strategy and structure of the Fund found under “GENERAL RISKS.”

Borrowing by the Fund

The Fund may borrow money to pay operating expenses, including, without limitation, investment management fees, or to purchase portfolio securities or other assets, to fund repurchases of Shares, or for other portfolio management purposes. Such borrowing may be accomplished through credit facilities or derivative instruments or by other means. The use of borrowings for investment purposes involves a high degree of risk. Under the 1940 Act, the Fund is not permitted to borrow for any purposes if, immediately after such borrowing, the Fund would have asset coverage (as defined in the 1940 Act) of less than 300% with respect to indebtedness or less than 200% with respect to preferred stock. The foregoing requirements do not apply to Portfolio Funds in which the Fund invests unless such Portfolio Funds are registered under the 1940 Act. The Board may modify the borrowing policies of the Fund, including the purposes for which borrowings may be made, and the length of time that the Fund may hold portfolio securities purchased with borrowed money. The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the Shareholders and the terms of any borrowings may contain provisions that limit certain activities of the Fund.

Hedging Techniques

From time to time in its sole discretion, the Adviser may employ various hedging techniques in an attempt to reduce certain potential risks to which the Fund’s portfolio may be exposed. These hedging techniques may involve the use of derivative instruments, including swaps and other arrangements such as exchange-listed and over-the-counter put and call options, rate caps, floors and collars, and futures and forward contracts. The Fund may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions.

To the extent that the Fund’s potential exposure in a transaction involving options, rate caps, floors or collars, or futures or forward contracts is covered by the segregation of cash or liquid assets or otherwise, the Fund believes that such instruments do not constitute senior securities under the 1940 Act and, accordingly, will not treat them as being subject to the borrowing restrictions of the Fund.

There are certain risks associated with the use of such hedging techniques. See “GENERAL RISKS—Derivative Instruments” and “GENERAL RISKS—Currency Risk.”

Temporary and Defensive Strategies

The Fund may, from time to time in its sole discretion, take temporary or defensive positions in cash, cash equivalents, other short-term securities or money market funds to attempt to reduce volatility caused by adverse market, economic, or other conditions. Any such temporary or defensive positions could prevent the Fund from achieving its investment objective. In addition, subject to applicable law, the Fund may, in the Adviser’s sole discretion, hold cash, cash equivalents, other short-term securities or investments in money market funds pending investment, in order to fund anticipated repurchases, expenses of the Fund or other operational needs, or otherwise in the sole discretion of the Adviser. See “USE OF PROCEEDS.”

GENERAL RISKS

The following are certain risk factors that relate to the operations and terms of the Fund. These considerations, which do not purport to be a complete description of any of the particular risks referred to or a complete list of all risks involved in an investment in the Fund, should be carefully evaluated before determining whether to invest in the Fund. For purposes of this section, risks that are applicable to Portfolio Funds and Portfolio Fund Managers also apply to publicly traded private equity vehicles and their associated portfolio managers, respectively.

The Shares are speculative and illiquid securities involving substantial risk of loss. An investment in the Fund is appropriate only for those investors who do not require a liquid investment, for whom an investment in the Fund does not constitute a complete investment program, and who fully understand and can assume the risks of an investment in the Fund.

Limited Operating History

The Fund was formed on August 9, 2021. The Fund is subject to all of the business risks and uncertainties associated with any business with a limited operating history, including the risk that the Fund will not achieve its investment objectives and that the value of Shares could decline substantially.

Unlisted Closed-End Fund

The Fund has been organized as a non-diversified, closed-end management investment company and designed primarily for long-term investors. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares. To provide a limited degree of liquidity to Shareholders, the Fund may, from time to time, offer to repurchase Shares pursuant to written tenders by Shareholders.

Shares are considerably less liquid than shares of funds that trade on a stock exchange, or shares of open-end registered investment companies, and are therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares, and should be viewed as a long-term investment. It is possible that the Fund may be unable to repurchase all of the shares that an investor tenders due to the illiquidity of the Fund Investments or if the Shareholders request the Fund to repurchase more Shares than the Fund is then offering to repurchase. There can be no assurance that the Fund will conduct repurchase offers in any particular period and Shareholders may be unable to tender Shares for repurchase for an indefinite period of time.

Liquidity Limited to Periodic Repurchases of Shares

Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. In determining whether the Fund should offer to repurchase Shares, the Board will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser anticipates that, after the Fund completes its first full calendar year of operations, the Adviser will recommend to the Board that the Fund offer to repurchase Shares on a quarterly basis (or on such earlier or later date(s) as the Board may determine), with such repurchases to occur as of the last day of March, June, September and December (or, if any such date is not a business day, on the immediately preceding business day).

There will be a substantial period of time between the date as of which Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the Fund. Shareholders whose Shares are accepted for repurchase bear the risk that the Fund’s net asset value may fluctuate significantly between the time that they submit their repurchase requests and the date as of which such Shares are valued for purposes of such repurchase. Shareholders will have to decide whether to request that the Fund repurchase their Shares without the benefit of having current information regarding the value of Shares on a date proximate to the date on which Shares are valued by the Fund for purposes of effecting such repurchases.

Repurchases of Shares, if any, may be suspended, postponed or terminated by the Board under certain circumstances. See “REPURCHASES OF SHARES—Periodic Repurchases.” An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of Shares and the underlying investments of the Fund. Also, because Shares are not listed on any securities exchange, the Fund is not required, and does not intend, to hold annual meetings of its Shareholders unless called for under the provisions of the 1940 Act.

Substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares.

Unspecified Investments; Dependence on the Adviser and Key Personnel

The Adviser has complete discretion to select Fund Investments as opportunities arise. The Fund, and, accordingly, Shareholders, must rely upon the ability of the Adviser to identify and implement Fund Investments consistent with the Fund’s investment objective. Shareholders will not receive or otherwise be privy to due diligence or risk information prepared by or for the Adviser in respect of Fund Investments. The Adviser has the authority and responsibility for asset allocation, the selection of Fund Investments and all other investment decisions for the Fund. The success of the Fund depends upon the ability of the Adviser to develop and implement investment strategies that achieve the investment objective of the Fund. Shareholders will have no right or power to participate in the management or control of the Fund or Fund Investments, or the terms of any such investments. There can be no assurance that the Adviser will be able to select or implement successful strategies or achieve their respective investment objectives.

The Fund depends on the investment expertise, skill and network of business contacts of the Adviser and its management team. The Adviser evaluates, negotiates, structures, executes and monitors Fund Investments. The Fund’s future success depends to a significant extent on the continued service and coordination of the Adviser and its investment management team. The departure of certain key personnel of the Adviser could have a material adverse effect on the Fund’s ability to achieve its investment objectives.

The Fund’s ability to achieve its investment objectives depends on the Adviser’s ability to identify, analyze, invest in, finance and monitor Portfolio Funds and Portfolio Companies that meet the Fund’s investment criteria. The Adviser’s capabilities in structuring the investment process, providing competent, attentive and efficient services to the Fund, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve the Fund’s investment objectives, the Adviser may need to hire, train, supervise and manage new investment professionals to participate in the Fund’s investment selection and monitoring process. The Adviser may not be able to find investment professionals in a timely manner or at all. Failure to support the Fund’s investment process could have a material adverse effect on the Fund’s business, financial condition and results of operations.

The Adviser depends on its relationships with private equity sponsors, investment banks and commercial banks. If the Adviser fails to maintain its existing relationships or develop new relationships with other sponsors or sources of investment opportunities, the Fund may not be able to grow its investment portfolio. In addition, individuals with whom the Adviser has relationships are not obligated to provide the Fund or the Adviser with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for the Fund.

Additionally, the Fund will be exposed to these risks with respect to the Portfolio Fund Managers of the Portfolio Funds. The Fund’s performance depends on the adherence by such Portfolio Fund Managers to their selected strategies, the instruments used by such Portfolio Fund Managers, and the Adviser’s ability to select Portfolio Fund Managers and strategies and effectively allocate the Fund’s assets among them. The Portfolio Fund Managers’ investment strategies or choice of specific securities may be unsuccessful and may cause the Portfolio Funds, and in turn the Fund, to incur losses.

Investments in the Portfolio Funds Generally; Dependence on the Portfolio Fund Managers

Because the Fund invests in Portfolio Funds, a Shareholder’s investment in the Fund will be affected by the investment policies and decisions of the Portfolio Fund Manager of each Portfolio Fund in direct proportion to the amount of Fund assets that are invested in each Portfolio Fund. The Fund’s net asset value may fluctuate in response to, among other things, various market and economic factors related to the markets in which the Portfolio Funds invest and the financial condition and prospects of issuers in which the Portfolio Funds invest. The success of the Fund depends upon the ability of the Portfolio Fund Managers to develop and implement strategies that achieve their investment objectives. Shareholders will not have an opportunity to evaluate the specific investments made by the Portfolio Funds or the Portfolio Fund Managers, or the terms of any such investments. In addition, the Portfolio Fund Managers could materially alter their investment strategies from time to time without notice to the Fund. There can be no assurance that the Portfolio Fund Managers will be able to select or implement successful strategies or achieve their respective investment objectives.

Valuations of Portfolio Funds Subject to Adjustment

The valuations reported by the Portfolio Fund Managers, based upon which the Fund determines its quarter-end net asset value and the net asset value per Share, may be subject to later adjustment or revision. For example, fiscal year-end net asset value calculations of the Portfolio Funds may be revised as a result of audits by their independent auditors. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds, subject to the ability of the Fund to adjust or recoup the repurchase proceeds received by Shareholders under certain circumstances as described in “REPURCHASES OF SHARES—Periodic Repurchases.” As a result, to the extent that such subsequently adjusted valuations from the Portfolio Fund Managers or revisions to the net asset value of a Portfolio Fund or direct private equity investment adversely affect the Fund’s net asset value, the outstanding Shares may be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value lower than the adjusted amount. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way.

The valuations of Shares may be significantly affected by numerous factors, some of which are beyond the Fund’s control and may not be directly related to the Fund’s operating performance. These factors include:

●	changes in regulatory policies or tax guidelines;

●	changes in earnings or variations in operating results;

●	changes in the value of the Fund Investments;

●	changes in accounting guidelines governing valuation of the Fund Investments;

●	any shortfall in revenue or net income or any increase in losses from levels expected by investors;

●	departure of the Adviser or certain of its respective key personnel;

●	general economic trends and other external factors; and

●	loss of a major funding source.

Valuation for Fund Investments Uncertain

Under the 1940 Act, the Fund is required to carry Fund Investments at market value or, if there is no readily available market value, at fair value as determined by the Adviser, in accordance with the Fund’s valuation policy, which has been approved by the Board. There is not a public market or active secondary market for many of the securities of the privately-held companies in which the Fund invests. Rather, many of the Fund Investments may be traded on a privately negotiated, over-the-counter secondary market for institutional investors. As a result, the Fund values such securities at fair value as determined in good faith by the Adviser in accordance with the valuation procedures that have been approved by the Board.

The determination of fair value, and thus the amount of unrealized losses the Fund may incur in any year, is to a degree subjective, and the Adviser has a conflict of interest in making the determination. The Fund values these securities quarterly at fair value determined in good faith by the Adviser in accordance with the valuation procedures that have been approved by the Board. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Fund’s determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, the Fund’s fair value determinations may cause the Fund’s net asset value on a given date to understate or overstate materially the value that the Fund may ultimately realize upon the sale of one or more Fund Investments. See “CALCULATION OF NET ASSET VALUE; VALUATION.”

Concentration of Investments

Except to the extent required by applicable law and the Fund’s fundamental policies, there are no limitations imposed by the Adviser as to the amount of Fund assets that may be invested (i) in any one Portfolio Fund, (ii) in Portfolio Funds managed by a particular Portfolio Fund Manager or its affiliates, (iii) indirectly in any single industry or (iv) in any issuer. In addition, a Portfolio Fund’s investment portfolio may consist of a limited number of companies and may be concentrated in a particular industry area or group. Accordingly, the Fund’s investment portfolio may at times be significantly concentrated, with respect to managers, geographies, industries and individual companies. Such concentration could offer a greater potential for capital appreciation as well as increased risk of loss. Such concentration may also be expected to increase the volatility of the Fund’s investment portfolio. The Fund is, however, subject to the asset diversification requirements applicable to RICs. See “CERTAIN TAX CONSIDERATIONS.” The Fund will consider the then-existing concentration of Portfolio Funds, to the extent they are known to the Fund, when making additional investments.

Limited Operating History of Fund Investments

Fund Investments may have limited operating histories and the information the Fund is able to obtain about such investments may be limited. As such, the ability of the Adviser to evaluate past performance or to validate the investment strategies of such Fund Investment is limited. Moreover, even to the extent a Fund Investment has a longer operating history, the past investment performance of any of the Fund Investments should not be construed as an indication of the future results of such investments or the Fund, particularly as the investment professionals responsible for the performance of such investments may change over time. This risk is related to, and enhanced by, the risks created by the fact that the Adviser relies upon information provided to it by the issuer of the securities or the Portfolio Fund Managers (as applicable) that is not, and cannot be, independently verified. Further, the results of other funds or accounts managed by the Adviser, which have or have had an investment objective similar to or different from that of the Fund, may not be indicative of the results that the Fund achieves.

Nature of Portfolio Companies

The Fund Investments include direct and indirect investments in various private operating companies, ventures and businesses (“Portfolio Companies”). This may include Portfolio Companies in the early phases of development.

Early-stage Portfolio Companies have limited operating histories, are attempting to develop or commercialize unproven technologies or implement novel business plans, are engaged in rapidly changing businesses, and/or are not otherwise developed sufficiently to be self-sustaining financially or to become public. In addition, early-stage Portfolio Companies may have less developed and comprehensive internal operating procedures, policies, systems and controls than more mature companies. Early-stage Portfolio Companies financed by venture capital are generally not cash flow positive at the time of investment or have an otherwise weak financial condition and may require several rounds of financing before the company can be sold privately or taken public. Although these investments may offer the opportunity for significant gains, such investments involve a high degree of business and financial risk that can result in substantial losses, which risks generally are greater than the risks of investing in public companies that may be at a later stage of development.

The Fund Investments may also include Portfolio Companies that are in a state of distress or which have a poor record, and which are undergoing restructuring or changes in management, and there can be no assurances that such restructuring or changes will be successful. The management of such Portfolio Companies may depend on one or two key individuals, and the loss of the services of any of such individuals may adversely affect the performance of such Portfolio Companies.

Portfolio Funds’ Securities are Generally Illiquid

The securities of the Portfolio Funds in which the Fund invests or plans to invest will generally be illiquid. Subscriptions to purchase the securities of Portfolio Funds are generally subject to restrictions or delays. Similarly, the Fund may not be able to dispose of Portfolio Fund interests that it has purchased in a timely manner and, if adverse market conditions were to develop during any period in which the Fund is unable to sell Portfolio Fund interests, the Fund might obtain a less favorable price than that which prevailed when it acquired or subscribed for such interests, and this may negatively impact the net asset values of the Fund.

Portfolio Funds are Generally Non-Diversified

There are no regulatory requirements that the investments of the Portfolio Funds be diversified. Portfolio Funds may at certain times hold large positions in a relatively limited number of investments. Portfolio Funds may target or concentrate their investments in particular markets, sectors or industries. Those Portfolio Funds that concentrate in a specific industry or target a specific sector will also be subject to the risks of that industry or sector, which may include, but are not limited to, rapid obsolescence of technology, sensitivity to regulatory changes, minimal barriers to entry and sensitivity to overall market swings. As a result, the net asset values of such Portfolio Funds may be subject to greater volatility than those of investment companies that are subject to diversification requirements and this may negatively impact the net asset value of the Fund.

General Risks of Secondary Investments

The overall performance of the Fund’s secondary investments will depend in large part on the acquisition price paid, which may be negotiated based on incomplete or imperfect information. Certain secondary investments may be purchased as a portfolio, and in such cases the Fund may not be able to exclude from such purchases those investments that the Adviser considers (for commercial, tax, legal or other reasons) less attractive. Where the Fund acquires a Portfolio Fund interest as a secondary investment, the Fund will generally not have the ability to modify or amend such Portfolio Fund’s constituent documents (e.g., limited partnership agreements) or otherwise negotiate the economic terms of the interests being acquired. In addition, the costs and resources required to investigate the commercial, tax and legal issues relating to secondary investments may be greater than those relating to primary investments.

Where the Fund acquires a Portfolio Fund interest as a secondary investment, the Fund may acquire contingent liabilities associated with such interest. Specifically, where the seller has received distributions from the relevant Portfolio Fund and, subsequently, that Portfolio Fund recalls any portion of such distributions, the Fund (as the purchaser of the interest to which such distributions are attributable) may be obligated to pay an amount equivalent to such distributions to such Portfolio Fund. While the Fund may be able, in turn, to make a claim against the seller of the interest for any monies so paid to the Portfolio Fund, there can be no assurance that the Fund would have such right or prevail in any such claim.

The Fund may acquire secondary investments as a member of a purchasing syndicate, in which case the Fund may be exposed to additional risks including (among other things): (i) counterparty risk or the risk that a syndicate member will not perform its contractual obligations, (ii) reputation risk or the risk that the Fund may suffer damage to its reputation, (iii) breach of confidentiality by a syndicate member and (iv) execution risk or the risk of financial loss if a transaction is not executed appropriately.

Temporary Investments

The allocation among Fund Investments may vary from time to time, especially during the Fund’s initial period of investment operations. During the initial period of investment operations (which will be determined by the Adviser and may last a significant period of time), the Fund may hold a relatively larger portion of its assets in publicly traded private equity investments (i.e., publicly listed companies that pursue the business of private equity investing), as compared to the Adviser’s long-term target allocation among Fund Investments. In addition, the Fund may hold a substantial portion of the proceeds of the offering of Shares in short-term investments (including money market funds, short-term treasuries and other liquid investment vehicles) for a limited period of time while the Fund seeks desirable Portfolio Companies and Portfolio Funds.

Delays in investing the proceeds of the offering of Shares may impair the Fund’s performance. The Fund cannot assure you it will be able to identify any investments that meet its investment objective or that any investment that the Fund makes will produce a positive return. The Fund may be unable to invest proceeds on acceptable terms within the time period that the Fund anticipates or at all, which could harm the Fund’s financial condition and operating results.

Short-term investments may produce returns that are significantly lower than the returns that the Fund expects to achieve when the Fund’s portfolio is fully invested in accordance with the Advisers long-term target allocations. As a result, any distributions that the Fund pays while the Fund’s portfolio is not fully invested in accordance with the Adviser’s long-term target allocations may be lower than the distributions that the Fund may be able to pay when the Fund portfolio is fully invested in accordance with the Adviser’s long-term target allocations.

Portfolio Funds Not Registered

The Fund is registered as an investment company under the 1940 Act. The 1940 Act is designed to afford various protections to investors in pooled investment vehicles. For example, the 1940 Act imposes limits on the amount of leverage that a registered investment company can assume, restricts layering of costs and fees, restricts transactions with affiliated persons and requires that the investment company’s operations be supervised by a board of directors or trustees, a majority of whose members are independent of management. However, most of the Portfolio Funds in which the Fund invests are not subject to the provisions of the 1940 Act. Many Portfolio Fund Managers may not be registered as investment advisers under the Advisers Act. As an investor in the Portfolio Funds managed by Portfolio Fund Managers that are not registered as investment advisers, the Fund does not have the benefit of certain of the protections of the Advisers Act.

In addition, the Portfolio Funds typically do not maintain their securities and other assets in the custody of a bank or a member of a securities exchange, as generally required of registered investment companies, in accordance with certain SEC rules. A registered investment company which places its securities in the custody of a member of a securities exchange is required to have a written custodian agreement, which provides that securities held in custody will be at all times individually segregated from the securities of any other person and marked to clearly identify such securities as the property of such investment company and which contains other provisions designed to protect the assets of such investment company. The Portfolio Funds in which the Fund invests may maintain custody of their assets with brokerage firms which do not separately segregate such customer assets as would be required in the case of registered investment companies, or may not use a custodian to hold their assets. Under the provisions of the Securities Investor Protection Act of 1970, as amended, the bankruptcy of any brokerage firm used to hold Portfolio Fund assets could have a greater adverse effect on the Fund than would be the case if custody of assets were maintained in accordance with the requirements applicable to registered investment companies. There is also a risk that a Portfolio Fund Manager could convert assets committed to it by the Fund to its own use or that a custodian could convert assets committed to it by a Portfolio Fund Manager to its own use. There can be no assurance that the Portfolio Fund Managers or the entities they manage will comply with all applicable laws and that assets entrusted to the Portfolio Fund Managers will be protected.

Prospective investors should understand that the Fund is an appropriate investment only for investors who can tolerate a high degree of risk, including lesser regulatory protections in connection with the Fund’s investments in Portfolio Funds than might normally be available through investments in registered investment company vehicles.

Valuation of the Fund’s Interests in Portfolio Funds

The valuation of the Fund’s investments in Portfolio Funds is ordinarily determined based upon valuations provided by the Portfolio Fund Managers of such Portfolio Funds which valuations are generally not audited. A majority of the securities in which the Portfolio Funds invest do not have a readily ascertainable market price and are valued by the Portfolio Fund Managers. In this regard, a Portfolio Fund Manager may face a conflict of interest in valuing the securities, as their value may affect the Portfolio Fund Manager’s compensation or its ability to raise additional funds. No assurances can be given regarding the valuation methodology or the sufficiency of systems utilized by any Portfolio Fund, the accuracy of the valuations provided by the Portfolio Funds, that the Portfolio Funds will comply with their own internal policies or procedures for keeping records or making valuations, or that the Portfolio Funds’ policies and procedures and systems will not change without notice to the Fund. As a result, valuations of the securities may be subjective and could prove in hindsight to have been wrong, potentially by significant amounts. The Adviser has established a committee (the “Valuation Committee”) to oversee the valuation of the Fund Investments pursuant to procedures adopted by the Board. The members of the Valuation Committee may face conflicts of interest in overseeing the valuation of the Fund Investments, as the value of the Fund Investments affects the Adviser’s compensation. Moreover, although the Adviser periodically reviews Portfolio Fund Managers’ valuation methods and inputs, including at initial purchase, neither the Valuation Committee nor the Adviser will generally have sufficient information in order to be able to confirm or review the accuracy of valuations provided by Portfolio Fund Managers.

A Portfolio Fund Manager’s information could be inaccurate due to fraudulent activity, misvaluation or inadvertent error. In any case, the Fund may not uncover errors for a significant period of time. Even if the Adviser elects to cause the Fund to sell its interests in such a Portfolio Fund, the Fund may be unable to sell such interests quickly, if at all, and could therefore be obligated to continue to hold such interests for an extended period of time. In such a case, the Portfolio Fund Manager’s valuations of such interests could remain subject to such fraud or error, and the Valuation Committee may, in its sole discretion, determine to discount the value of the interests or value them at zero.

Shareholders should be aware that situations involving uncertainties as to the valuations by Portfolio Fund Managers could have a material adverse effect on the Fund if the Portfolio Fund Manager’s, the Adviser’s or the Fund’s judgments regarding valuations should prove incorrect. Prospective investors who are unwilling to assume such risks should not make an investment in the Fund.

Publicly Traded Private Equity Risk

Publicly traded private equity companies are typically regulated vehicles listed on a public stock exchange that invest in private equity transactions or funds. Such vehicles may take the form of corporations, BDCs, unit trusts, publicly traded partnerships, or other structures, and may focus on mezzanine, infrastructure, buyout or venture capital investments. Publicly traded private equity may also include investments in publicly listed companies in connection with a privately negotiated financing or an attempt to exercise significant influence on the subject of the investment. Publicly traded private equity investments usually have an indefinite duration.

Publicly traded private equity occupies a small portion of the public equity universe, including only a few professional investors who focus on and actively trade such investments. As a result, relatively little market research is performed on publicly traded private equity companies, only limited public data may be available regarding these companies and their underlying investments, and market pricing may significantly deviate from published net asset value. This can result in market inefficiencies and may offer opportunities to specialists that can value the underlying private equity investments. Publicly traded private equity vehicles are typically liquid and capable of being traded daily, in contrast to direct investments and private equity funds, in which capital is subject to lengthy holding periods. Accordingly, publicly traded private equity transactions are significantly easier to execute than other types of private equity investments, giving investors an opportunity to adjust the investment level of their portfolios more efficiently.

Access to Investments

The Fund is registered as an investment company under the 1940 Act and is subject to certain restrictions under the 1940 Act, and certain tax requirements, among other restrictions, that limit the Fund’s ability to make investments, as compared to a fund that is not so registered. Such restrictions may prevent the Fund from participating in (or increasing its share of) certain favorable investment opportunities, or may lead to a lack of exposure to a certain type of investment for certain periods of time. The Fund’s intention to qualify and be eligible for treatment as a RIC under the Code can limit its ability to acquire or continue to hold positions in investments that would otherwise be consistent with its investment strategy. The Fund incurs additional expenses (compared to a fund that is not registered under the 1940 Act) in determining whether an investment is permissible under the 1940 Act and in structuring investments to comply with the 1940 Act, which reduces returns to Shareholders of the Fund.

Failure to Qualify as a RIC

To qualify for and maintain RIC qualification under the Code, the Fund must meet the following annual distribution, source-of-income and asset diversification requirements. See “CERTAIN TAX CONSIDERATIONS.”

●	The annual distribution requirement for a RIC will be satisfied if the Fund distributes to Shareholders on an annual basis at least 90% of the Fund’s net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because the Fund may borrow, it is subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict the Fund from making distributions necessary to satisfy the distribution requirement. If the Fund is unable to obtain cash from other sources, it could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

●	Very generally, the source-of-income requirement will be satisfied if the Fund obtains at least 90% of its income for each year from dividends, interest, gains from the sale of stock or 1940 Act securities or certain other sources. If the source-of-income requirement is not met the Fund may fail to qualify for RIC tax treatment and be subject to corporate income tax on all of its taxable income, which tax cannot be reduced by distributions to shareholders.

●	The asset diversification requirement will be satisfied if the Fund meets certain asset diversification requirements at the end of each quarter of the Fund’s tax year. To satisfy this requirement, (i) at least 50% of the value of the Fund’s assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of such issuer, and (ii) no more than 25% of the value of the Fund’s assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under the Code and its applicable regulations, by the Fund and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” These requirements may require the Fund to dispose of certain investments quickly in order to prevent the loss of its qualification as a RIC. Because most of the Fund’s investments are in private companies, and therefore are relatively illiquid, the Fund’s ability to affect such dispositions may be limited, and any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If the Fund fails to qualify for or maintain RIC tax treatment for any reason and is subject to corporate income tax, the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distribution and the amount of the Fund’s distributions.

Difficulty Meeting RIC Requirements

Each of the above ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Adviser obtain information from or about the Portfolio Funds in which the Fund is invested. However, Portfolio Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise to comply with Subchapter M of the Code. Ultimately this may limit the universe of Portfolio Funds in which the Fund can invest.

Portfolio Funds classified as partnerships for U.S. federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the source-of-income requirement, described above. In order to meet the source-of-income requirement, the Fund may structure its investments in a way potentially increasing the taxes imposed thereon or in respect thereof. Because the Fund may not have timely or complete information concerning the amount and sources of such a Portfolio Fund’s income until such income has been earned by the Portfolio Fund or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy source-of-income requirement.

In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification tests or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to dispose of its interest in a Portfolio Fund that limit utilization of this cure period. Because the Fund’s allocable portion of a Portfolio Fund’s taxable income is included in the Fund’s investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to Shareholders in order to satisfy the annual distribution requirement, even though the Fund does not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain its qualification as a RIC under the Code. The Fund may have to sell some of its investments at times and/or at prices the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see “CERTAIN TAX CONSIDERATIONS.”

Market Disruption and Geopolitical Risk

Due to the increasing interdependence among global economies and markets, conditions in one country, market, or region might adversely impact markets, issuers and/or foreign exchange rates in other countries, including the U.S. Wars, terrorism, global health crises and pandemics, and other geopolitical events have led, and in the future may lead, to increased market volatility and may have adverse short- or long-term effects on U.S. and world economies and markets generally. For example, the COVID-19 pandemic has resulted, and may continue to result, in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn in economies throughout the world. Natural and environmental disasters and systemic market dislocations are also highly disruptive to economies and markets. In addition, actions by Russia in Ukraine could adversely affect global energy and financial markets and therefore could affect the value of a Fund’s investments, including beyond a Fund’s direct exposure to Russian issuers or nearby geographic regions. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict and could be substantial. Those events as well as other changes in non-U.S. and domestic economic, social, and political conditions also could adversely affect individual issuers or related groups of issuers, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the investments of the Fund. Any of these occurrences could disrupt the operations of the Fund and the Fund’s service providers.

Competition for Investment Opportunities

The Fund competes for investments with other investment funds (including registered investment companies, private equity funds, mezzanine funds and collateralized loan obligation (CLO) funds), as well as traditional financial services companies such as commercial banks, finance companies, BDCs, small business investment companies (SBICs) and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in private U.S. companies. As a result of these new entrants, competition for investment opportunities in private U.S. companies may strengthen.

Many of the Fund’s competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Fund. Some of the Fund’s competitors may have higher risk tolerances or different risk assessments than the Fund. These characteristics could allow competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than the Fund is able to do. As a result, the Fund may lose investment opportunities if it does not match its competitors’ pricing, terms and structure. No assurance can be given that the Fund will be able to identify and complete attractive investments in the future or that it will be able to fully invest its subscriptions. Even if the Adviser or a Portfolio Fund Manager identifies an attractive investment opportunity, the Fund or the Portfolio Fund may not be permitted to take advantage of the opportunity to the fullest extent desired.

If the Fund is forced to match its competitors’ pricing, terms and structure, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant part of the Fund’s competitive advantage stems from the fact that the market for investments in privately held companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of the Fund’s competitors in this target market could force the Fund to accept less attractive investment terms. Furthermore, many of the Fund’s competitors are not subject to the source-of-income, asset diversification and distribution requirements the Fund must satisfy to maintain its qualification as a RIC.

Non-Diversified Status

The Fund is a “non-diversified” management investment company. Thus, there are no percentage limitations imposed by the 1940 Act on the Fund’s assets that may be invested, directly or indirectly, in the securities of any one issuer. Consequently, if one or more Fund Investments are allocated a relatively large percentage of the Fund’s assets, losses suffered by such Fund Investments could result in a higher reduction in the Fund’s capital than if such capital had been more proportionately allocated among a larger number of investments. The Fund may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. However, the Fund is subject to diversification requirements applicable to RICs under the Code. See “CERTAIN TAX CONSIDERATIONS.”

Legal, Tax and Regulatory Risks

Legal, tax and regulatory changes could occur during the term of the Fund which may materially adversely affect the Fund. For example, the regulatory and tax environment for leveraged investors and for private equity funds generally is evolving, and changes in the direct or indirect regulation or taxation of leveraged investors or private equity funds may materially adversely affect the ability of the Fund to pursue its investment strategies or achieve its investment objective. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) vests U.S. federal bank, securities and commodities regulators with significant and extensive rulemaking, supervisory and enforcement authority. The implementation of the Dodd-Frank Act requires the adoption of various regulations and the preparation of reports by various agencies over a period of time. It is unclear how these regulators will exercise these revised and expanded powers and whether they will undertake rulemaking, supervisory or enforcement actions that would adversely affect the Fund or investments made by the Fund. There can be no assurance that future regulatory actions authorized by the Dodd-Frank Act will not significantly reduce the profitability of the Fund. The implementation of the Dodd-Frank Act could adversely affect the Fund by increasing transaction and/or regulatory compliance costs.

In addition, greater regulatory scrutiny may increase the Fund’s and the Adviser’s exposure to potential liabilities. Increased regulatory oversight can also impose administrative burdens on the Fund and the Adviser, including, without limitation, responding to examinations or investigations and implementing new policies and procedures. Certain tax risks associated with an investment in the Fund are discussed in “CERTAIN TAX CONSIDERATIONS.”

Exchange-Traded Product Risk

The Fund may invest in long (or short) positions in exchange-traded funds (“ETFs”). Through its positions in ETFs, the Fund will be subject to the risks associated with such vehicles’ investments, including the possibility that the value of the securities or instruments held by an ETF could decrease (or increase), and will bear its proportionate share of the ETF’s fees and expenses. In addition, certain of the ETFs may hold common portfolio positions, thereby reducing any diversification benefits.

Investment in Other Investment Companies Risk

As with other investments, investments in other investment companies, including ETFs, are subject to market and manager risk. In addition, if the Fund acquires shares of investment companies, investors bear both their proportionate share of expenses in the Fund (including management and advisory fees) and, indirectly, the expenses of the investment companies.

Dilution from Subsequent Offerings of Shares

The Fund may accept additional subscriptions for Shares as determined by the Board, in its sole discretion. Additional purchases will dilute the indirect interests of existing Shareholders in the Fund Investments prior to such purchases, which could have an adverse impact on the existing Shareholders’ interests in the Fund if subsequent Fund Investments underperform the prior investments. Further, in certain cases Portfolio Fund Managers may structure performance-based compensation, with such compensation being paid only if gains exceed prior losses. The value attributable to the fact that no performance-based compensation is being paid to a Portfolio Fund Manager until its gains exceed prior losses is not taken into account when determining the net asset value of the Fund. New purchases of Shares will dilute the benefit of such compensation structures to existing Shareholders.

Uncertain Source and Quantity of Funding

Proceeds from the sale of Shares will be used for the Fund’s investment opportunities, operating expenses and for payment of various fees and expenses such as the Management Fee and other fees. Any working capital reserves the Fund maintains may not be sufficient for investment purposes, and it may require debt or equity financing to operate. Accordingly, in the event that the Fund develops a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to the Fund. Consequently, if the Fund cannot obtain debt or equity financing on acceptable terms, the ability to acquire investments and to expand operations will be adversely affected. As a result, the Fund would be less able to achieve portfolio diversification and the investment objectives, which may negatively impact the Fund’s results of operations and reduce the Fund’s ability to make distributions to Shareholders.

Fluctuations in Performance

The Fund could experience fluctuations in its performance due to a number of factors, including, but not limited to, the Fund’s ability or inability to make investments in companies that meet the Fund’s investment criteria, the interest rate payable on the debt securities the Fund acquires, the level of the Fund’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Fund encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Payment In-Kind for Repurchased Shares

The Fund may distribute to the holder of Shares that are repurchased a promissory note entitling such holder to the payment of cash in satisfaction of such repurchase. See “REPURCHASES OF SHARES—Periodic Repurchases.” However, there can be no assurance that the Fund will have sufficient cash to pay for Shares that are being repurchased or that it will be able to liquidate investments at favorable prices to pay for repurchased Shares. The Fund has the right to distribute securities as payment for repurchased Shares in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund. For example, it is possible that the Fund may receive securities from a Fund Investment that are illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Fund, which may include a distribution in-kind to the Fund’s Shareholders. In the event that the Fund makes such a distribution of securities, Shareholders will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of such securities.

Cybersecurity Risk

As part of its business, the Adviser processes, stores and transmits large amounts of electronic information, including information relating to the transactions of the Fund and personally identifiable information of the Shareholders. Similarly, service providers of the Adviser or the Fund, especially the Fund’s Administrator, may process, store and transmit such information. The Adviser has procedures and systems in place that it believes are reasonably designed to protect such information and prevent data loss and security breaches. However, such measures cannot provide absolute security. The techniques used to obtain unauthorized access to data, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time. Hardware or software acquired from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Network connected services provided by third parties to the Adviser may be susceptible to compromise, leading to a breach of the Adviser’s networks. The Adviser’s systems or facilities may be susceptible to employee error or malfeasance, government surveillance, or other security threats. Online services provided by the Adviser to the Shareholders may also be susceptible to compromise. Breach of the Adviser’s information systems may cause information relating to the transactions of the Fund and personally identifiable information of the Shareholders to be lost or improperly accessed, used or disclosed.

Incentive Fee and Management Fee

The Incentive Fee payable by the Fund to the Adviser may create an incentive for the Adviser to make investments on the Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The fact that the Management Fee is payable based upon the Fund’s gross assets, which would include any borrowings for investment purposes, may encourage the Adviser to borrow to make additional investments. Under certain circumstances, the use of borrowing may increase the likelihood of default, which would disfavor the Fund and Shareholders. Such a practice could result in the Fund investing in more speculative securities than would otherwise be in the Fund’s best interests, which could result in higher investment losses, particularly during cyclical economic downturns. The Management Fee will be payable even when the Fund has limited invested assets.

Divergence of Resources

Neither the Adviser nor its affiliates, including individuals employed by the Adviser or its affiliates, are prohibited from raising money for and managing another investment entity that makes the same types of investments as those the Fund will target. As a result, the time and resources that these individuals may devote to the Fund may be diverted. In addition, the Fund may compete with any such investment entity for the same investors and investment opportunities. Affiliates of the Adviser, whose primary businesses include the origination of investments, engage in investment Advisory business with accounts that compete with the Fund. Affiliates of the Adviser have no obligation to make their originated investment opportunities available to the Adviser or to the Fund.

Transactions with Affiliates

Affiliates of the Adviser engage in financial advisory activities that are independent from, and may from time to time conflict with, those of the Fund or Fund Investments. In the future, there might arise instances where the interests of such affiliates conflict with the interests of the Fund or Fund Investments. Affiliates of the Adviser may provide services to, invest in, advise, sponsor and/or act as investment manager to investment vehicles and other persons or entities (including prospective investors in the Fund Investments) which (i) may have structures, investment objectives and/or policies that are similar to (or different than) those of the Fund, (ii) may compete with the Fund for investment opportunities, and (iii) may invest alongside the Fund in certain transactions that are in compliance with Section 17 of the 1940 Act. The Fund has received exemptive relief from the SEC that permits the Fund to participate in certain negotiated direct equity investments alongside other funds managed by the Adviser or certain of its affiliates outside the parameters of Section 17 of the 1940 Act, subject to certain conditions, including: (i) that a majority of the Trustees of the Board who have no financial interest in the co-investment transaction and a majority of the Trustees of the Board who are not “interested persons,” as defined in the 1940 Act, approve the Section 17(d) investment; and (ii) that the price, terms and conditions of the Section 17(d) investment is identical for each fund participating pursuant to the exemptive relief. In addition, affiliates of the Adviser and their respective clients may themselves invest in securities that would be appropriate for the Fund’s investments and may compete with the Fund Investments for investment opportunities.

Restrictions on Raising Capital and Borrowing

As a result of the annual distribution requirement to qualify as a RIC under the Code, the Fund may need to periodically access the capital markets to raise cash. The Fund may issue “senior securities,” as defined in the 1940 Act (including borrowing money from banks or other financial institutions) only in amounts such that the Fund’s asset coverage, as defined in the 1940 Act, equals at least 300% with respect to indebtedness or at least 200% with respect to preferred stock after such incurrence or issuance. Compliance with these requirements may unfavorably limit the Fund’s investment opportunities and reduce its ability in comparison to other companies to profit from favorable spreads between the rates at which it can borrow and the rates at which it can lend.

The Fund may borrow for investment purposes. If the value of the Fund’s assets declines, the Fund may be unable to satisfy the asset coverage test, which would prohibit the Fund from paying distributions and could prevent the Fund from qualifying as a RIC. If the Fund cannot satisfy the asset coverage test, the Fund may be required to sell a portion of its investments and, depending on the nature of the Fund’s debt financing, repay a portion of the Fund’s indebtedness at a time when such sales may be disadvantageous. In addition, any amounts that the Fund uses to service its indebtedness would not be available for distribution by the Fund to Shareholders.

Prepayment

The Fund is subject to the risk that the investments it makes in Portfolio Companies may be repaid prior to maturity (e.g., “prepayment risk”). When this occurs, the Fund will generally reinvest these proceeds in Temporary Investments, pending their future investment in new Portfolio Companies. These Temporary Investments will typically have substantially lower yields than the debt being prepaid and the Fund could experience significant delays in reinvesting these amounts. Any future investment in a new Portfolio Company may also be at lower yields than the debt that was repaid. As a result, the Fund’s results of operations could be materially adversely affected if one or more of the Fund’s Portfolio Companies elect to prepay amounts owed to the Fund. Additionally, prepayments, net of prepayment fees, could negatively impact the Fund’s return on equity.

Follow-On Investments

The Fund may not have the funds or ability to make additional investments in Portfolio Companies. After the Fund’s initial investment in a Portfolio Company, the Fund may be called upon from time to time to provide additional funds to such Portfolio Company or have the opportunity to increase its investment through the exercise of a warrant to purchase common stock. There is no assurance that the Fund will make, or will have sufficient funds to make, or will be permitted under the 1940 Act to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on the Fund’s part to make such an investment may have a negative impact on a Portfolio Company in need of such an investment, may result in a missed opportunity for the Fund to increase its participation in a successful operation or may reduce the expected return on the investment.

Commitment Strategy

The Fund may maintain a sizeable cash position in anticipation of funding capital calls. The overall impact on performance due to holding a portion of the investment portfolio in cash or cash equivalents could be negative.

If the Fund defaults on its unfunded commitments or fails to satisfy capital calls in a timely manner then, generally, it will be subject to significant penalties, including the complete forfeiture of the Fund’s investment. Any failure by the Fund to make timely capital contributions in respect of its unfunded commitments may (i) impair the ability of the Fund to pursue its investment program, (ii) force the Fund to borrow, (iii) cause the Fund, and, indirectly, the Shareholders, to be subject to penalties, or (iv) otherwise impair the value of the Fund’s investments.

Control Positions

The Fund (in the case of Direct Investments) and the Portfolio Funds may take control positions in Portfolio Companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise management, violation of governmental regulations and other types of liability in which the limited liability characteristic of a corporation may be ignored, which would increase the Fund’s possibility of incurring losses.

Leverage

The Portfolio Fund Managers and (subject to applicable law) the Fund may employ leverage through borrowings or derivative instruments and are likely to directly or indirectly acquire interests in companies with highly leveraged capital structures. If income and appreciation on investments made with borrowed funds are less than the cost of the leverage, the value of the relevant portfolio or investment will decrease. Accordingly, any event that adversely affects the value of a Fund Investment will be magnified to the extent leverage is employed. The cumulative effect of the use of leverage by the Fund or the Portfolio Funds in a market that moves adversely to the relevant investments could result in substantial losses, exceeding those that would have been incurred if leverage had not been employed.

Derivative Instruments

Some or all of the Portfolio Fund Managers (subject to applicable law) and the Fund may use options, swaps, futures contracts, forward agreements and other derivatives contracts. Transactions in derivative instruments present risks arising from the use of leverage (which increases the magnitude of losses), volatility, the possibility of default by a counterparty, and illiquidity. Use of derivative instruments for hedging or speculative purposes by the Fund or the Portfolio Fund Managers could present significant risks, including the risk of losses in excess of the amounts invested. See “GENERAL RISKS—Hedging.”

Rule 18f-4 under the 1940 Act regulates a registered investment company’s use of derivatives and certain related instruments. Among other things, Rule 18f-4 limits a fund’s derivatives exposure through a value-at-risk test and requires the adoption and implementation of a derivatives risk management program for certain derivatives users. Subject to certain conditions, limited derivatives users (as defined in Rule 18f-4), however, would not be subject to the full requirements of Rule 18f-4.

Economic, Political and Legal Risks

The Fund Investments may include investments in a number of countries, including less developed countries, exposing investors to a range of potential economic, political and legal risks, which could have an adverse effect on the Fund. These may include but are not limited to declines in economic growth, inflation, deflation, currency revaluation, nationalization, expropriation, confiscatory taxation, governmental restrictions, adverse regulation, social or political instability, negative diplomatic developments, military conflicts and terrorist attacks.

Prospective investors should note that the capital markets in countries where Fund Investments are made may be significantly less developed than those in the United States. Certain investments may be subject to extensive regulation by national governments and/or political subdivisions thereof, which could prevent the Fund or the Portfolio Funds from making investments they otherwise would make or cause them to incur substantial additional costs or delays that they otherwise would not suffer. Such countries may have different regulatory standards with respect to insider trading rules, restrictions on market manipulation, shareholder proxy requirements and/or disclosure of information. In addition, the laws of various countries governing business organizations, bankruptcy and insolvency may make legal action difficult and provide little, if any, legal protection for investors, including the Fund and the Portfolio Funds. Any such laws or regulations may change unpredictably based on political, economic, social and/or market developments.

Interest Rate Risk

The Fund is subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on Fund Investments and the investment opportunities and, accordingly, have a material adverse effect on the Fund’s investment objectives and their respective rates of return on invested capital. To mitigate such interest rate exposure, the Fund may invest a portion of its portfolio in investments with floating interest rates. In addition, an increase in interest rates would make it more expensive to use debt for the Fund and the Fund’s financing needs, if any.

In addition, in the event of a significant rising interest rate environment, the Fund’s Portfolio Companies with floating interest rate loans could see their payments increase and there may be a significant increase in the number of the Fund’s Portfolio Companies who are unable or unwilling to repay their loans. Fund Investments in companies with adjustable-rate loans may also decline in value in response to rising interest rates if the rates at which they pay interest do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, Fund Investments with fixed rates may decline in value because they are locked in at below market yield.

The Fund may use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities and may limit the Fund’s ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition and results of operations.

LIBOR Risk

The Fund’s investments, payment obligations and financing terms may be based on floating rates, such as the London Interbank Offered Rate (“LIBOR”). LIBOR historically was used extensively in the U.S. and globally as a “benchmark” or “reference rate” for various commercial and financial contracts, including corporate and municipal bonds, bank loans, asset-backed and mortgage-related securities, interest rate swaps and other derivatives. Publication of most LIBOR settings ended after December 31, 2021, and publication of remaining U.S. dollar LIBOR settings will end after June 30, 2023. In addition, global regulators have announced that, with limited exceptions, no new LIBOR-based contracts should be entered into after 2021. Actions by regulators have resulted in the establishment of alternative reference rates to LIBOR in most major currencies. Various financial industry groups have been planning for the transition away from LIBOR to new reference rates, but there are obstacles to converting certain securities and transactions to the new reference rates. Markets are developing slowly and questions around liquidity in these new rates and how to appropriately mitigate any economic value transfer at the time of transition remain a significant concern. Neither the effect of the transition process nor its ultimate success can yet be known. The transition process might lead to increased volatility and illiquidity in markets for instruments whose terms currently include LIBOR. It could also lead to a reduction in the value of some LIBOR-based investments and reduce the effectiveness of new hedges placed against existing LIBOR-based investments. While some LIBOR-based instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate-setting methodology and/or increased costs for certain LIBOR-related instruments or financing transactions, not all may have such provisions and there may be significant uncertainty regarding the effectiveness of any such alternative methodologies, or the alternative reference rate may be an ineffective substitute, any of which could result in prolonged adverse market conditions for the Fund. Since the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur at any time.

Defaulted Debt Securities and Other Securities of Distressed Companies

The Fund Investments may include low grade or unrated debt securities (“high yield” or “junk” bonds or leveraged loans) or investments in securities of distressed companies. Such investments involve substantial, highly significant risks. For example, high yield bonds are regarded as being predominantly speculative as to the issuer’s ability to make payments of principal and interest. Issuers of high yield debt may be highly leveraged and may not have available to them more traditional methods of financing. Therefore, the risks associated with acquiring the securities of such issuers generally are greater than is the case with higher rated securities. In addition, the risk of loss due to default by the issuer is significantly greater for the holders of high yield bonds because such securities may be unsecured and may be subordinated to other creditors of the issuer. Similar risks apply to other private debt securities. Successful investing in distressed companies involves substantial time, effort and expertise, as compared to other types of investments. Information necessary to properly evaluate a distress situation may be difficult to obtain or be unavailable and the risks attendant to a restructuring or reorganization may not necessarily be identifiable or susceptible to considered analysis at the time of investment.

Mezzanine Investments

The Fund may invest in mezzanine debt instruments, which are expected to be unsecured and made in companies with capital structures having significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the investments may benefit from the same or similar financial and other covenants as those applicable to the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the company’s assets, some or all of such terms may not be part of particular investments and the mezzanine debt will be subordinated in recovery to senior classes of debt in the event of a default. Mezzanine investments generally are subject to various risks, including: (i) a subsequent characterization of an investment as a “fraudulent conveyance;” (ii) the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to any collateral securing the obligations.

Currency Risk

Although the Fund invests predominantly in the United States, the Fund’s portfolio may include investments in a number of different currencies. Any returns on, and the value of such investments may, therefore, be materially affected by exchange rate fluctuations, local exchange control, limited liquidity of the relevant foreign exchange markets, the convertibility of the currencies in question and/or other factors. A decline in the value of the currencies in which the Fund Investments are denominated against the U.S. Dollar may result in a decrease of the Fund’s net asset value. The Adviser may or may not elect to hedge the value of investments made by the Fund against currency fluctuations, and even if the Adviser deems hedging appropriate, it may not be possible or practicable to hedge currency risk exposure. Accordingly, the performance of the Fund could be adversely affected by such currency fluctuations.

Hedging

The Fund may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using structured financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act. Use of structured financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase losses. Further, hedging transactions may reduce cash available to pay distributions to Shareholders. See “GENERAL RISKS—Derivative Instruments.”

Risks Relating to Accounting, Auditing and Financial Reporting, etc.

The legal, regulatory, disclosure, accounting, auditing and reporting standards in certain of the countries in which Fund Investments may be made may be less stringent and may not provide the same degree of protection or information to investors as would generally apply in the United States. Although the Fund uses U.S. generally accepted accounting principles (“GAAP”), the assets, liabilities, profits and losses appearing in published financial statements of the Fund Investments may not reflect their financial position or operating results as they would be reflected under GAAP. Accordingly, the net asset value of the Fund published from time to time may not accurately reflect a realistic value for any or all of the investments. In addition, privately held companies may not have third-party debt ratings or audited financial statements. As a result, the Fund must rely on the ability of the Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in a privately held company. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and other rules and regulations that govern public companies. If the Fund is unable to uncover all material information about these companies, it may not make a fully informed investment decision, and the Fund may lose money on Fund Investments. Finally, certain Fund Investments may be in Portfolio Companies that do not maintain internal management accounts or adopt financial budgeting, internal audit or internal control procedures to standards normally expected of companies in the United States. Accordingly, information supplied to the Fund and the Portfolio Funds may be incomplete, inaccurate and/or significantly delayed. The Fund and the Portfolio Funds may therefore be unable to take or influence timely actions necessary to rectify management deficiencies in such Portfolio Companies, which may ultimately have an adverse impact on the net asset value of the Fund.

Amount or Frequency of Distributions Not Guaranteed

The Fund expects to pay distributions out of assets legally available for distribution from time to time, at the sole discretion of the Board. Nevertheless, the Fund cannot assure Shareholders that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. The Fund’s ability to pay distributions may be adversely affected by the impact of the risks described in this Prospectus. All distributions will depend on the Fund’s earnings, its net investment income, its financial condition, and such other factors as the Board may deem relevant from time to time.

In the event that the Fund encounters delays in locating suitable investment opportunities, the Fund may return all or a substantial portion of the proceeds from the offering of Shares in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your Shares. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from the Fund’s investment activities and will be made after deduction of the fees and expenses payable in connection with the proceeds from the offering of Shares, including any fees payable to the Adviser.

Portfolio Fund Operations Not Transparent

The Adviser does not control the investments or operations of the Portfolio Funds. A Portfolio Fund Manager may employ investment strategies that differ from its past practices and are not fully disclosed to the Adviser and that involve risks that are not anticipated by the Adviser. Some Portfolio Fund Managers may have a limited operating history, and some may have limited experience in executing one or more investment strategies to be employed for a Portfolio Fund. Furthermore, there is no guarantee that the information given to the Administrator and reports given to the Adviser with respect to the Fund Investments will not be fraudulent, inaccurate or incomplete.

Multiple Levels of Fees and Expenses

Although in many cases investor access to the Portfolio Funds may be limited or unavailable, an investor who meets the conditions imposed by a Portfolio Fund may be able to invest directly with the Portfolio Fund. By investing in Portfolio Funds indirectly through the Fund, the investor bears asset-based and performance-based fees charged by the Fund, in addition to any asset-based fees and performance-based fees and allocations at the Portfolio Fund level. Moreover, an investor in the Fund bears a proportionate share of the fees and expenses of the Fund (including, among other things and as applicable, offering expenses, operating costs, sales charges, brokerage transaction expenses, management fees, distribution fees, administrative and custody fees, and tender offer expenses) and, indirectly, similar expenses of the Portfolio Funds. Thus, an investor in the Fund may be subject to higher operating expenses than if he or she invested in a Portfolio Fund directly or in a closed-end fund that did not invest through Portfolio Funds.

Each Portfolio Fund generally may subject to a performance-based fee or allocation irrespective of the performance of other Portfolio Funds and the Fund generally. Accordingly, a Portfolio Fund Manager to a Portfolio Fund with positive performance may receive performance-based compensation from the Portfolio Fund, and thus indirectly from the Fund and its Shareholders, even if the overall performance of the Fund is negative. Generally, asset-based fees payable to Portfolio Fund Managers of the Portfolio Funds range from 1% to 2.5% (annualized) of the commitment amount of the Fund’s investment, and performance-based fees or allocations are typically 10% to 25%, although it is possible that such amounts may be exceeded for certain Portfolio Fund Managers. The performance-based compensation received by a Portfolio Fund Manager also may create an incentive for that Portfolio Fund Manager to make investments that are riskier or more speculative than those that it might have made in the absence of such performance-based compensation.

Shareholders that invest in the Fund through financial advisers or intermediaries may also be subject to account fees or charges levied by such parties. Prospective investors should consult with their respective financial advisers or intermediaries for information regarding any fees or charges that may be associated with the services provided by such parties.

Inability to Vote

To the extent that the Fund owns less than 5% of the voting securities of each Portfolio Fund, it may be able to avoid that any such Portfolio Fund is deemed an “affiliated person” of the Fund for purposes of the 1940 Act (which designation could, among other things, potentially impose limits on transactions with the Portfolio Funds by the Fund). To limit its voting interest in certain Portfolio Funds, the Fund may enter into contractual arrangements under which the Fund irrevocably waives its rights (if any) to vote its interests in a Portfolio Fund. These voting waiver arrangements may increase the ability of the Fund to invest in certain Portfolio Funds. However, to the extent the Fund contractually forgoes the right to vote the securities of a Portfolio Fund, the Fund will not be able to vote on matters that require the approval of such Portfolio Fund’s investors, including matters which may be adverse to the Fund’s interests. There are, however, other statutory tests of affiliation (such as on the basis of control), and, therefore, the prohibitions of the 1940 Act with respect to affiliated transactions could apply in certain situations where the Fund owns less than 5% of the voting securities of a Portfolio Fund. If the Fund is considered to be affiliated with a Portfolio Fund, transactions between the Fund and such Portfolio Fund may, among other things, potentially be subject to the prohibitions of Section 17 of the 1940 Act notwithstanding that the Fund has entered into a voting waiver arrangement.

Consortium or Offsetting Investments

The Portfolio Fund Managers may work with other Portfolio Fund Managers to invest collectively in the same underlying company, which could result in increased concentration risk where multiple Portfolio Funds in the Fund’s portfolio each invest in a particular underlying company. In other situations, Portfolio Funds may hold economically offsetting positions. To the extent that the Portfolio Fund Managers do, in fact, hold such offsetting positions, the Fund’s portfolio, considered as a whole, may not achieve any gain or loss despite incurring fees and expenses in connection with such positions. In addition, Portfolio Fund Managers are compensated based on the performance of their portfolios. Accordingly, there often may be times when a particular Portfolio Fund Manager may receive incentive compensation in respect of its portfolio for a period even though the Fund’s net asset values may have decreased during such period. Furthermore, it is possible that from time to time, various Portfolio Fund Managers selected by the Adviser may be competing with each other for investments in one or more markets.

Limitations on Ability to Invest in Portfolio Funds

Certain Portfolio Fund Managers’ investment approaches can accommodate only a certain amount of capital. Portfolio Fund Managers typically endeavor not to undertake to manage more capital than such Portfolio Fund Manager’s approach can accommodate without risking a potential deterioration in returns. Accordingly, each Portfolio Fund Manager has the right to refuse to manage some or all of the Fund’s assets that the Adviser may wish to allocate to such Portfolio Fund Manager. Further, continued sales of Shares would dilute the indirect participation of existing Shareholders with such Portfolio Fund Manager.

In addition, the Fund may make investments in particular Portfolio Funds only at certain times, and commitments to Portfolio Funds may not be accepted (in part or in their entirety). As a result, the Fund may hold cash or invest any portion of its assets that is not invested in Portfolio Funds in cash equivalents, short-term securities or money market securities pending investment in Portfolio Funds. To the extent that the Fund’s assets are not invested in Portfolio Funds, the Fund may be unable to meet its investment objective.

Indemnification of Portfolio Funds and Portfolio Fund Managers

The Fund may agree to indemnify certain of the Portfolio Funds and the Portfolio Fund Managers and their respective officers, directors, and affiliates from any liability, damage, cost, or expense arising out of, among other things, acts or omissions undertaken in connection with the management of Portfolio Funds or Direct Investments. If the Fund were required to make payments (or return distributions received from such Portfolio Funds or Direct Investments) in respect of any such indemnity, the Fund could be materially adversely affected.

Termination of the Fund’s Interest in a Portfolio Fund

A Portfolio Fund may, among other things, terminate the Fund’s interest in that Portfolio Fund (causing a forfeiture of all or a portion of such interest) if the Fund fails to satisfy any capital call by that Portfolio Fund or if the continued participation of the Fund in the Portfolio Fund would have a material adverse effect on the Portfolio Fund or its assets.

Limited Operating History of Portfolio Companies

Portfolio Companies may have limited operating histories by which to assess their ability to achieve, sustain and increase revenues or profitability. A Portfolio Company’s financial results will be affected by many factors, including (i) the ability to successfully identify a market or markets in which there is a need for its products; (ii) the ability to successfully negotiate strategic alliances, licensing and other relationships for product development, marketing, distribution and sales; (iii) the progress of research and development programs with respect to the development of additional products and enhancements to existing products; (iv) the ability to protect proprietary rights; and (v) competing technological and market developments, particularly companies that have substantially greater resources.

There can be no assurance that the Portfolio Companies will ever achieve significant commercial revenues or profitability.

Risks Associated with Management of Growth

To achieve their projected revenues and other targeted operating results, the Portfolio Companies may be required to rapidly implement and improve operational, financial and management control systems on a timely basis, together with maintaining effective cost controls, and any failure to do so would have a material adverse effect on their business, financial condition and results of operations. The success of their growth plans will depend in part upon their ability to continue to attract, retain and motivate key personnel. Failure to make the required expansions and upgrades could have a material adverse effect on their business, financial condition, results of operations and relationships with their corporate partners. The results of operations for the companies will also be adversely affected if revenues do not increase sufficiently to compensate for the increase in operating expenses resulting from any expansion and there can be no assurance that any expansion will be profitable or will not adversely affect their results of operations.

Reliance on Portfolio Company Management

The day-to-day operations of each Portfolio Company are the responsibility of its own management team. Although the Adviser monitors the performance of investments and screens for capable management skills, there can be no assurance that such management will be able to operate any such Portfolio Company in accordance with the Fund’s expectations. In addition, the loss to a Portfolio Company of a member of its management team could be detrimental to the development of the Portfolio Company.

No Assurance of Additional Capital for Investments

Even if a Portfolio Company is successful generating revenues and expanding its service offerings, it may require additional financing to continue product and service development, testing and, ultimately, marketing and other operational activities. Moreover, its cash requirements may vary materially due to service development results, service testing results, changing relationships with strategic partners, changes in the focus and direction of its research and development programs, competitive and technological advances of competitors, and other factors. Additional financing may not be available when needed or on acceptable terms. If additional financing is not available, the Portfolio Company may need to delay, scale back or eliminate certain of its product development, marketing or other activities, or even be forced to cease operations and liquidate.

Limits of Risk Disclosure

The above discussions and the discussions in the SAI relating to various risks associated with the Fund, Fund Investments, and Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus, the SAI, and the Agreement and Declaration of Trust and should consult with their own advisers before deciding whether to invest in the Fund. In addition, as the Fund’s investment program or market conditions change or develop over time, an investment in the Fund may be subject to risk factors not currently contemplated or described in this Prospectus.

In view of the risks noted above, the Fund should be considered a speculative investment and prospective investors should invest in the Fund only if they can sustain a complete loss of their investment.

No guarantee or representation is made that the investment strategy of the Fund or any Portfolio Fund will be successful, that the various Fund Investments selected will produce positive returns, or that the Fund will achieve its investment objective.

MANAGEMENT OF THE FUND

The Board of Trustees

The Board has overall responsibility for the management and supervision of the business operations of the Fund on behalf of the Shareholders. A majority of Trustees of the Board are and will be persons who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”). To the extent permitted by the 1940 Act and other applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the Fund, any committee of the Board, service providers or the Adviser. See “BOARD OF TRUSTEES AND OFFICERS” in the Fund’s SAI for the identities of the Trustees and executive officers of the Fund, brief biographical information regarding each of them, and other information regarding the election and membership of the Board.

The Adviser

Fairway Capital Management, LLC, located at One South Wacker Drive, Suite 1050, Chicago, IL 60606, serves as the Adviser of the Fund and is responsible for determining and implementing the Fund’s overall investment strategy. The Adviser is an institutional investment manager focused on the private markets.

The Adviser’s team members have relationships with many of the top private equity and venture capital investors that have been developed over decades.

The Adviser is an investment adviser registered with the SEC under the Advisers Act. As of June 30, 2022, the Adviser managed $58 million on a discretionary basis.

The Adviser may serve as investment manager to other funds that have investment programs that are similar to the investment program of the Fund, and the Adviser or one of its affiliates may in the future serve as the investment manager or otherwise manage or direct the investment activities of other registered and/or private investment companies with investment programs similar to the investment program of the Fund. See “CONFLICTS OF INTEREST.”

Portfolio Managers of the Fund

Experienced Investment Team

The investment team members have worked together for many years at another firm. The Adviser’s investment team enjoys access to many highly sought-after private funds through relationships developed over many decades. In addition, the Adviser has partnered with industry leading service professionals to provide its clients best-in-class institutional quality service for all aspects of the relationship.

The personnel of the Adviser who currently have primary responsibility for management of the Fund (the “Portfolio Managers”) are:

Kevin Callahan

Kevin Callahan is a Founding Partner of Fairway Capital Management. Prior to founding Fairway Capital Management, Mr. Callahan was the Chief Operating Officer at Adams Street Partners, a global private markets investment management firm. As Chief Operating Officer, he was Chairman of Adams Street Partners’ Operating Committee which oversaw issues related to client service, finance, human resources, legal and information technology. In addition, as Head of the Adams Street Partners Client Service team, Mr. Callahan oversaw all aspects of Adams Street Partners’ client servicing functions including the portfolio management of the fund of funds programs and separate account portfolios. He worked closely with clients in the management of their portfolios, including the development and monitoring of their private equity programs. Mr. Callahan actively participated in all aspects of Adams Street Partners’ investment process and was a member of the Executive Committee and Strategic Advisory Committee. Before joining Adams Street Partners in 2000, he was a senior member of Brinson Partners’ global investment team for six years, responsible for providing client service and relationship management to Brinson Partners’ clients. From 1987 to 1994, he was a Manager in the Audit and Financial Consulting Department of Arthur Andersen LLP, where he worked exclusively in the financial services industry. Mr. Callahan earned a BS degree from Ohio State University and an MBA from the University of Chicago Booth School of Business. Mr. Callahan is a member of the CFA Institute and the CFA Society of Chicago and holds the CPA designation.

Mr. Callahan is a Trustee of the PPM Funds, a family of mutual funds. In addition, he is a member of the Chicago Booth Graduate School of Business Private Equity Advisory Council and a Trustee of the First Tee of Greater Chicago.

Tom Gladden

Tom Gladden is a Founding Partner of Fairway Capital Management. Prior to founding Fairway Capital Management, Mr. Gladden was an advisor to U.S. based venture capital and private equity firms at Macrosight, which he founded in 2017. At Macrosight, Mr. Gladden helped firms with strategic planning, public relations, marketing, relationship management and the fundraising process.

Prior to Macrosight, Mr. Gladden was an investor in venture capital and private equity funds at Adams Street Partners for more than 14 years. At Adams Street Partners, he evaluated nearly 1,000 fund investment opportunities and made 95 investments in venture capital and private equity funds, while sourcing and working on several secondary transactions, including one of the firm’s largest venture capital secondary investments. Throughout his career at Adams Street Partners, Mr. Gladden predominantly spent his time focusing on venture capital and growth funds. Over that time, he built strong relationships with most of the top venture capitalists in Adams Street Partners’ portfolio and around the world.

Prior to joining Adams Street Partners in 2002, Mr. Gladden worked on the Private Capital and Real Estate team at Duke Management Company, which managed the assets of Duke University and the Duke University Hospital System. His other experience includes hospital consulting with APM, Inc. and managing a not-for-profit serving underprivileged children and teens in Chicago.

Mr. Gladden has an A.B., Magna Cum Laude, from Dartmouth College and a M.S. in Computer Science from the University of Chicago. Mr. Gladden is a Trustee at Roosevelt University of Chicago and a member of the Executive Committee of the Dartmouth Club of Chicago.

Laura Milligan

Laura Milligan is a Founding Partner of Fairway Capital Management. Ms. Milligan most recently spent six years at the Boeing Company as part of the Trust Investments team that managed the firm’s $60 billion defined benefit plan. Ms. Milligan was the Director of Private Equity where she managed a nearly $3 billion portfolio of private equity fund investments and was responsible for sourcing, investigating and monitoring buyout, venture capital and special situations funds. Prior to Boeing, Ms. Milligan spent four years as a Senior Associate on the private equity manager research team at Mercer Investment Consulting where she evaluated private funds for investment. Prior to Mercer, Ms. Milligan spent three years as an Associate at Adams Street Partners. Ms. Milligan began her career working in the Investment Banking group and Equity Research team at Robert W. Baird. She has a BBA from the University of Notre Dame where she graduated summa cum laude, and a MBA from The Kellogg School of Management at Northwestern University.

Kathy Wanner

Kathy Wanner is a Founding Partner of Fairway Capital Management. Prior to founding Fairway Capital Management, Ms. Wanner served as an Operating Partner and Advisor at Abundant Venture Partners from 2016 to 2020. Prior to Abundant Venture Partners, Ms. Wanner spent 22 years at Brinson Partners/Adams Street Partners, a global private markets investment management firm and its predecessor organizations, where she made more than 100 primary and secondary investments in venture capital, growth, and buyout funds around the world. Ms. Wanner managed the US Primary investment team and oversaw deployment of client’s capital into US primary investments, annually totaling between $800 million and $1 billion into more than 20 funds. She served on the firm’s Global Primary Investment Committee, which was responsible for sourcing, analyzing and monitoring investments in private equity partnerships, implementing strategy and approving all global primary fund investments. Ms. Wanner served on many private equity and venture capital advisory boards, and her team was responsible for monitoring all US private equity and venture capital general partner relationships. Before joining the Adams Street Partners in 1998, she was at Brinson Partners for five years and served in various roles within the finance, communications and business development groups where she was responsible for the revenue cycle, statistical analysis and market research. From 1989 to 1993, Ms. Wanner earned experience in statistical modeling, reporting, tracking and analysis as a Senior Financial Analyst at Frontier Risk Management, Range Wise, Inc. and Morgan Stanley & Company. Ms. Wanner received a Bachelor of Science in Finance from Binghamton University and a Master of Business Administration from the Kellogg School of Management at Northwestern University.

Ms. Wanner is a founding board member at DCALTA, a 501(c) non-profit organization created to educate the community on the benefits of including alternative investments within a defined contribution framework to better secure retirement outcomes for plan participants. In addition, she is a board member at CureSearch, a national non-profit foundation that accelerates the search for cures for children’s cancer. Ms. Wanner serves on the board and is the audit committee chair for New Fortress Energy (NASDAQ: NFE).

Investment Management Agreement

Under the general oversight of the Board, the Adviser has been engaged to continuously furnish an investment program with respect to the Fund and to furnish such other services necessary to sponsor and manage the Fund that are not specifically delegated to other service providers of the Fund, including overseeing the work that is delegated to other service providers of the Fund. The Adviser compensates all Trustees and officers of the Fund who are members of the Adviser’s organization and who render investment services to the Fund.

Pursuant to the Investment Management Agreement, the Adviser agrees to manage the investment and reinvestment of the Fund’s assets in accordance with the Fund’s investment objective and policies and determine what investments will be purchased, held, sold or exchanged by the Fund and what portion, if any, of the assets of the Fund will be held uninvested. The Adviser bears its own operating and overhead expenses attributable to its duties under the Investment Management Agreement (such as salaries, bonuses, rent, office and administrative expenses, depreciation and amortization, and auditing expenses). The Fund bears all other costs of its operations, including, without limitation, the expenses set forth in “FUND EXPENSES” below.

The Adviser may earn a profit on the Management Fee and any Incentive Fee paid by the Fund.

A discussion regarding the considerations of the Fund’s Board for approving the Investment Management Agreement is included in the Fund’s annual report to shareholders for the period ended March 31, 2022.

MANAGEMENT FEE

The Fund has agreed to pay the Adviser as compensation under the Investment Management Agreement an annual rate of 0.75% on the Fund’s average net assets, which shall be accrued and payable at the end of each calendar quarter (or at such other interval, not less frequently than quarterly, as the Board may from time to time determine and specify in writing to the Adviser). The Management Fee is paid to the Adviser out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund.

Separately from the contractual expense limitation referenced under “SUMMARY OF FUND EXPENSES” above, the Adviser may voluntarily reimburse any fees and expenses of the Fund but is under no obligation to do so.

A portion of the Management Fee may be paid to brokers or dealers that assist in the distribution of Shares.

Incentive Fee

In addition, at the end of each calendar quarter of the Fund (and at such other intervals as the Board may from time to time determine and specify in writing to the Adviser), the Adviser (or, to the extent permitted by applicable law, an affiliate of the Adviser) will also be entitled to receive an Incentive Fee equal to 10% of the excess, if any, of (i) the net profits of the Fund for the applicable quarter over (ii) the then balance, if any, of the Loss Recovery Account. For the purposes of the Incentive Fee, the term “net profits” shall mean the amount by which the net asset value of the Fund on the last day of the applicable quarter exceeds the net asset value of the Fund as of the commencement of the same quarter, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses). The Fund maintains a memorandum account (the “Loss Recovery Account”), which had an initial balance of zero and is (i) increased upon the close of each calendar quarter of the Fund by the amount of the net losses of the Fund for the quarter, and (ii) decreased (but not below zero) upon the close of each calendar quarter by the amount of the net profits of the Fund for the quarter. Shareholders will benefit from the Loss Recovery Account in proportion to their holdings of Shares.

DISTRIBUTOR

Ultimus Fund Distributors, LLC, whose principal business address is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, acts as Distributor to the Fund on a reasonable-efforts basis, subject to various conditions, pursuant to a Distribution Agreement (the “Distribution Agreement”) among the Fund, the Adviser and the Distributor. The Distributor is compensated for its services to the Fund pursuant to the Distribution Agreement.

Neither the Distributor nor any other party is obligated to purchase any Shares from the Fund. There is no minimum aggregate number of Shares required to be purchased.

The Distributor may enter into agreements with selected broker-dealers, banks or other financial intermediaries for distribution of shares of the Fund. The Adviser and/or its affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into sub-distribution agreements with the Distributor) from time to time in connection with the sale of Shares and/or the services provided to Shareholders. These payments will be made out of the Adviser’s and/or its affiliates’ own assets and will not represent an additional charge to the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Shares over other investment options. These payments are subject to the FINRA limitations on compensation described below.

Investors who purchase shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase shares. Investors purchasing shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read the Prospectus in conjunction with any materials and information provided by their financial intermediary. The Distribution and Service Plan allows the Fund to pay distribution and servicing fees for the sale and servicing of its Class A Shares to the Fund’s Distributor and/or other qualified recipients. The Distributor does not retain any of the distribution and servicing fees for profit.

Pursuant to the Distribution Agreement, the Distributor is solely responsible for the costs and expenses incurred in connection with its qualification as a dealer or broker under state or federal laws in order that the Shares may be sold in such states as may be mutually agreed upon by the parties. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its trustees or directors, officers, employees or other agents against certain liabilities. The indemnification will not apply to actions of the Distributor, its trustees or directors, officers, employees or other agents in cases of their willful misfeasance, bad faith, or gross negligence in the performance of their duties.

As of the date of this Prospectus, Class A Shares are not offered to investors. Class A Shares in the Fund are offered at their current net asset value less a maximum sales charge of 3.50% of the subscription amount. The Fund or Adviser may elect to reduce, otherwise modify or waive the sales charge with respect to any Shareholder. No sales charge is expected to be charged with respect to investments by the Adviser and its affiliates, directors, principals, officers and employees and others in the Fund’s sole discretion.

The offering will conform with the requirements set forth in FINRA Rule 5110 and other applicable FINRA rules. The sum of all compensation to be paid to the Distributor and other FINRA members in connection with the offering of Shares, including the sales charge, will not exceed 10% of the total public offering price of the Shares sold in the offering.

DISTRIBUTION AND SERVICE PLAN

The Fund operates pursuant to a Distribution and Service Plan with respect to Class A Shares in compliance with Rule 12b-l under the 1940 Act. The Distribution and Service Plan allows the Fund to pay distribution and servicing fees for the sale and servicing of its Class A Shares. Under the Distribution and Service Plan, the Fund is permitted to pay as compensation to the Distributor and/or other qualified recipients up to a maximum of 0.70% per year on Class A Shares on an annualized basis of the aggregate net assets of the Fund attributable to such class (the “Distribution and Servicing Fee”). Because these fees are paid out of the Fund’s assets on an ongoing basis, over time these fees will increase the cost of an investment and may cost more than paying other types of sales charges. As of the date of this Prospectus, Class A Shares are not offered to investors. Class I Shares are not subject to the Distribution and Servicing Fee.

The Distribution and Servicing Fee to be paid to the Distributor for distribution of each class of Shares under the Distribution and Service Plan is as follows:

Class	Distribution and Servicing Fee
Class I Shares	None
Class A Shares	0.70%

As noted above, the offering will conform with the requirements set forth in FINRA Rule 5110 and other applicable FINRA rules. The sum of all compensation to be paid to the Distributor and other FINRA members in connection with the offering of Shares, including the sales charge, will not exceed 10% of the total public offering price of the Shares sold in the offering.

ADMINISTRATION SERVICES

Ultimus, whose principal business address is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45249, provides certain administrative, accounting and transfer agency services to the Fund pursuant to a Master Services Agreement between the Fund and the Administrator (the “Master Services Agreement”). NLCS, whose principal business address is 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022, an affiliate of the Administrator, provides compliance services to the Fund pursuant to a Compliance Services Consulting Agreement. The Fund pays the Administrator a fee and separate fixed fees to make certain filings and pays NLCS a quarterly fee for supplying the Fund’s Chief Compliance Officer and related compliance services. The Fund also reimburses the Administrator and NLCS for certain out-of-pocket expenses incurred on the Fund’s behalf. The administrative fees are accrued and paid monthly by the Fund and are based on the aggregate net assets of the Fund and subject to an annual minimum.

The Administrator administers the Fund’s operations in such manner and to such extent as may be authorized by the Board. Administration services include, but are not limited to: (1) overseeing the performance of administrative and professional services rendered to the Fund by others, including its custodian, transfer agent and dividend disbursing agent as well as legal, auditing, shareholder servicing and other services performed for the Fund; (2) preparing for filing and filing certain regulatory filings subject to Fund counsel and/or independent auditor oversight; (3) overseeing the preparation and filing of the Fund’s tax returns, financial statements and related reports to the Fund’s shareholders, the SEC and state and other securities administrators; (4) providing the Fund with adequate general office space and facilities and persons suitable to the Board to serve as officers of the Fund; (5) assisting the Adviser in monitoring Fund holdings for compliance with prospectus investment restrictions and in the preparation of periodic compliance reports; and (6) with the cooperation of the Adviser, the officers of the Fund and other relevant parties, preparing and disseminating materials for meetings of the Board.

The Master Services Agreement continues in effect, unless earlier terminated by the Fund or the Administrator, for a term of five years. Thereafter, unless otherwise terminated, the Master Services Agreement shall be renewed automatically for successive one-year periods. Either party may terminate the Master Services Agreement with or without cause, but only upon the expiration of the initial term or any renewal term, by giving the other party 150 days’ prior written notice. Either party may terminate the Master Services Agreement with good cause (as defined under the Master Services Agreement) on at least thirty days’ written notice to the other party.

Under the Master Services Agreement, the Administrator is liable for any damages resulting from the willful misfeasance, bad faith or gross negligence of the Administrator as a result of the performance or non-performance by the Administrator of its obligations and duties under the agreement. In addition, the Administrator will not be liable for any special, indirect, incidental, punitive, consequential or exemplary damages or lost profits, of any kind whatsoever under any provision of the Master Services Agreement or for any such damages arising out of any act or failure to act thereunder.

CUSTODIAN

UMB Bank, N.A. (the “Custodian”), whose principal business address is 928 Grand Blvd., 10th Floor, Kansas City, MO 64106, serves as the primary custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder.

FUND EXPENSES

Fund Operating Expenses

The Fund bears all expenses and costs incurred in the conduct of the Fund’s business, including, without limitation the following: (i) all of the legal and other out-of-pocket expenses incurred in connection with the organization of the Fund and the offering of its shares; (ii) ordinary administrative and operating expenses, including the Management Fee and the Incentive Fee (each of which are described under “MANAGEMENT FEE” above), and all expenses associated with the pricing of Fund assets; (iii) risk management expenses; (iv) ordinary and recurring investment expenses, including all fees and expenses directly related to portfolio transactions and positions for the Fund’s account (including brokerage, clearing and settlement costs), custodial costs and interest charges; (v) professional fees (including, without limitation, expenses of consultants, experts and specialists); (vi) fees and expenses in connection with repurchase offers and any repurchases or redemptions of Fund shares; (vii) office space, office supplies, facilities and equipment for the Fund; (viii) executive and other personnel for managing the affairs of the Fund, other than those provided in connection with the Fund’s investment program; (ix) any of the costs of printing and mailing the items referred to in subsection (xxii) of this paragraph; (x) any of the costs of preparing, printing and distributing sales literature; (xi) compensation of Trustees of the Fund who are not directors, officers or employees of the Adviser or of any affiliated person (other than a registered investment company) of the Adviser; (xii) registration, filing and other fees in connection with requirements of regulatory authorities; (xiii) the charges and expenses of any entity appointed by the Fund for custodial, paying agent, shareholder servicing and plan agent services; (xiv) charges and expenses of independent accountants retained by the Fund; (xv) charges and expenses of any transfer agents and registrars appointed by the Fund; (xvi) brokers’ commissions and issue and transfer taxes chargeable to the Fund in connection with securities transactions to which the Fund is a party; (xvii) taxes and fees payable by the Fund to federal, state or other governmental agencies; (xviii) any cost of certificates representing shares of the Fund; (xix) legal fees and expenses in connection with the affairs of the Fund, including registering and qualifying its shares with federal and state regulatory authorities; (xx) expenses of meetings of shareholders and Trustees of the Fund; (xxi) interest, including interest on borrowings by the Fund; (xxii) the costs of services, including services of counsel, required in connection with the preparation of the Fund’s registration statements and prospectuses, including amendments and revisions thereto, annual, semiannual and other periodic reports of the Fund, and notices and proxy solicitation materials furnished to shareholders of the Fund or regulatory authorities; (xxiii) the Fund’s expenses of bookkeeping, accounting, auditing and financial reporting, including related clerical expenses; (xxiv) all filing costs, fees and any other expenses which are directly related to the investment of the Fund’s assets; and (xxv) any extraordinary expenses, including any litigation expenses.

The Portfolio Funds bear various fees and expenses in connection with their operations. These fees and expenses are similar to those incurred by the Fund. In addition, the Portfolio Funds pay asset-based fees to their Portfolio Fund Managers and generally may pay performance-based fees or allocations to their Portfolio Fund Managers, which effectively reduce the investment returns of the Portfolio Funds. These expenses, fees, and allocations are in addition to those incurred by the Fund directly. As an investor in the Portfolio Funds, the Fund bears a portion of the expenses and fees of the Portfolio Funds. Such indirect fees and expenses are borne by the Fund.

The Adviser bears all of its own routine overhead expenses, including rent, utilities, salaries, office equipment and communications expenses. In addition, the Adviser is responsible for the payment of the compensation and expenses of those members of the Board and officers of the Fund affiliated with the Adviser, and making available, without expense to the Fund, the services of such individuals, subject to their individual consent to serve and to any limitations imposed by law.

The Adviser may be entitled to receive topping, break-up, monitoring, directors’ organizational, set-up, advisory, investment banking, syndication and other similar fees in connection with the purchase, monitoring or disposition of Fund Investments or from unconsummated transactions. Any such fees earned in respect of the Fund Investments shall be for the benefit of the Fund.

Expense Limitation Agreement

The Adviser has entered into an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to reduce the Management Fee payable to it (but not below zero), and to pay any operating expenses of the Fund, to the extent necessary to limit the operating expenses of the Fund, excluding certain “Excluded Expenses” listed below, to the annual rate (as a percentage of the net assets of the applicable class of Shares of the Fund, as calculated at the end of each calendar quarter) of 2.00% and 2.70% with respect to Class I Shares and Class A Shares, respectively (the “Expense Cap”). Excluded Expenses that are not covered by the Expense Cap include: brokerage commissions and other similar transactional expenses, interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), other borrowing costs and fees including interest and commitment fees, taxes, acquired fund fees and expenses, Incentive Fees to be paid to the Adviser, litigation and indemnification expenses, judgments, and extraordinary expenses.

If the Adviser waives its Management Fee or pays any operating expenses of the Fund pursuant to the Expense Cap, the Adviser may, for a period ending three years after the end of the quarter in which such fees or expenses are waived or incurred, recoup amounts waived or incurred to the extent such recoupment does not cause the Fund’s operating expense ratio (after recoupment and excluding the Excluded Expenses) to exceed the (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment.

The Expense Limitation Agreement is expected to continue in effect through July 31, 2023, and will renew automatically for successive periods of one year thereafter, unless written notice of termination is provided by the Adviser to the Fund not less than ten (10) days prior to the end of the then-current term. The Board may terminate the Expense Limitation Agreement at any time on not less than ten (10) days’ prior notice to the Adviser, and the Expense Limitation Agreement may be amended at any time only with the consent of both the Adviser and the Board.

The Fund’s fees and expenses will decrease the net profits or increase the net losses of the Fund.

CONFLICTS OF INTEREST

The Fund may be subject to a number of actual and potential conflicts of interest, including, but not limited to, those set forth in further detail below.

Other Clients of the Adviser

The Adviser may from time to time engage in financial advisory activities that are independent from, and may conflict with, those of the Fund. In the future, there might arise instances where the interests of the Adviser conflict with the interests of the Fund. The Adviser may provide services to, invest in, advise, sponsor and/or act as investment manager to investment vehicles and other persons or entities (including prospective investors in the Fund), which may have structures, investment objectives and/or policies that are similar to (or different than) those of the Fund, and which may compete with the Fund for investment opportunities. In addition, the Adviser and its other clients may from time to time invest in securities that would be appropriate for the Fund or the Portfolio Funds and may compete with the Portfolio Funds for investment opportunities.

Although the Adviser seeks to allocate investment opportunities among the Fund and its other clients in a fair and reasonable manner, there can be no assurance that an investment opportunity which comes to the attention of the Adviser will be appropriate for the Fund or will be referred to the Fund. The Adviser is not obligated to refer any particular investment opportunity to the Fund.

The directors, partners, trustees, managers, members, officers and employees of the Adviser may buy and sell securities or other investments for their own accounts (including through funds managed by the Adviser). As a result of differing trading and investment strategies or constraints, investments may be made by directors, partners, trustees, managers, members, officers and employees that are the same, different from or made at different times than investments made for the Fund. To reduce the possibility that the Fund will be materially adversely affected by the personal trading described above, each of the Fund and the Adviser have adopted codes of ethics (collectively, the “Codes of Ethics”) in compliance with Section 17(j) of the 1940 Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the portfolio transactions of the Fund. The Codes of Ethics are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by email at publicinfo@sec.gov.

The Adviser may from time to time have other clients with investment objectives that are similar to or compete with the Fund’s investment objectives, including private funds and managed accounts. The Fund and the Adviser have received exemptive relief from the provisions of Section 17(d) of the 1940 Act to invest in certain privately negotiated investment transactions alongside affiliates, subject to the satisfaction of certain conditions.

Allocation of the Adviser’s Time

The Fund substantially relies on the Adviser to manage the day-to-day activities of the Fund and to implement the Fund’s investment strategy. The Adviser may in the future be involved with activities that are unrelated to the Fund. For example, the Adviser is not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources of the Adviser. These activities could be viewed as creating a conflict of interest in that the time and effort of the Adviser and its officers and employees will not be devoted exclusively to the Fund’s business but will be allocated between the Fund and the management of the assets of other clients of the Adviser. The Adviser and its employees will devote only as much of their time to the Fund’s business as the Adviser and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, the Adviser and its employees may experience conflicts of interest in allocating management time, services and functions among the Fund and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other entities than to the Fund. Nevertheless, the Fund believes that the members of the Adviser’s senior management and the other key professionals have sufficient time to fully discharge their responsibilities to the Fund and to the other businesses in which they are involved. The Fund believes that its executive officers will devote the time required to manage the business and expect that the amount of time a particular executive officer devotes to the Fund will vary during the course of the year and depend on the Fund’s business activities at the given time.

Compensation Arrangements

The Adviser will receive substantial fees from the Fund in return for its services, and these fees could influence the advice provided by the Adviser. Among other matters, the compensation arrangements could affect the Adviser’s judgment with respect to offerings of equity by the Fund, which allow the Adviser to earn increased Management Fees.

DIVIDENDS AND DISTRIBUTIONS

The Fund intends to qualify annually as a RIC under the Code and intends to distribute at least 90% of its annual net taxable income to its Shareholders. For any distribution, the Fund will calculate each Shareholder’s specific distribution amount for the period using record and declaration dates. From time to time, the Fund may also pay special interim distributions in the form of cash or Shares at the discretion of the Board. Unless Shareholders elect to receive distributions in the form of cash, the Fund intends to make its ordinary distributions in the form of additional Shares. Any distributions reinvested in additional Shares will nevertheless remain subject to U.S. federal (and applicable state and local) taxation to Shareholders. The Fund may finance its cash distributions to Shareholders from any sources of funds available to the Fund, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets (including Fund Investments), non-capital gains proceeds from the sale of assets (including Fund Investments), dividends or other distributions paid to the Fund on account of preferred and common equity investments by the Fund in Portfolio Companies and expense reimbursements from the Adviser. The Fund has not established limits on the amount of funds the Fund may use from available sources to make distributions.

Each year a statement on IRS Form 1099-DIV (or successor form), identifying the character (e.g., as ordinary income, qualified dividend income or long-term capital gain) of the distributions, will be mailed to Shareholders. The Fund’s distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. As a result, a portion of the distributions the Fund makes may represent a return of capital for U.S. federal tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from the Fund’s investment activities and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to the Adviser. See “CERTAIN TAX CONSIDERATIONS.” There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.

The Fund has elected to be treated, and intends to qualify annually, as a RIC under the Code. To qualify for and maintain RIC tax treatment, the Fund must, among other things, distribute at least 90% of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. A RIC may satisfy the 90% distribution requirement by distributing dividends (other than capital gain dividends) during the taxable year (including dividends declared in October, November or December of a taxable year that, if paid in the following January, are treated as paid by a RIC and received by its shareholders in the prior taxable year). In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillover dividend” provisions of the Code. If a RIC makes a spillover dividend the amounts will be included in IRS Form 1099-DIV for the year the spillover distribution is paid.

The Fund can offer no assurance that it will achieve results that will permit the Fund to pay any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes the Fund to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund’s borrowings. See “CERTAIN TAX CONSIDERATIONS.”

OUTSTANDING SECURITIES

The table below reflects Shares of the Fund outstanding as of July 1, 2022:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Registrant or for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Common shares of beneficial interest, par value $0.001 per share	Unlimited	None	1,010,000
Class I	Unlimited	None	1,010,000
Class A	Unlimited	None	None

REPURCHASES OF SHARES

No Right of Redemption

No Shareholder or other person holding Shares acquired from a Shareholder has the right to require the Fund to redeem any Shares. No public market for Shares currently exists. As a result, Shareholders may not be able to liquidate their investment other than through repurchases of Shares by the Fund, as described below.

Periodic Repurchases

The Fund intends to provide liquidity to Shareholders by offering to repurchase Shares pursuant to written tenders by Shareholders. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. Shareholders tendering Shares for repurchase must do so by a date specified in the notice describing the terms of the repurchase offer, which will generally be approximately 5 days prior to the applicable purchase date. Shareholders that elect to tender their Shares in the Fund will not know the price at which such Shares will be repurchased until after the repurchase date, and any payment by the Fund for the repurchased shares will not be made until approximately 60 days after the applicable repurchase date.

In determining whether the Fund should offer to repurchase Shares, the Board will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser expects that, generally, after the Fund completes its first full year of operations, the Adviser will recommend to the Board that the Fund offer to repurchase Shares from Shareholders on a quarterly basis (or on such earlier or later date(s) as the Board may determine), and that each repurchase offer made during the calendar quarters (i.e., quarters ending March 31, June 30, September 30 and December 31) should apply to no more than 5% of the net assets of the Fund, although any particular recommendation may exceed such percentage.

In determining whether to accept a recommendation to conduct a repurchase offer at any such time, the Board will consider the following factors, among others:

●	whether any Shareholders have requested to tender Shares to the Fund;

●	the liquidity of the Fund’s assets (including fees and costs associated with disposing of the Fund’s interests in underlying Portfolio Funds);

●	the investment plans and working capital and reserve requirements of the Fund;

●	the relative economies of scale of the tenders with respect to the size of the Fund;

●	the history of the Fund in repurchasing Shares, including the results of prior repurchase offers;

●	the availability of information as to the value of the Fund’s investments in underlying Portfolio Funds;

●	the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

●	any anticipated tax consequences to the Fund of any proposed repurchases of Shares; and

●	the recommendations of the Adviser.

The Fund will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to all Shareholders. When the Board determines that the Fund will repurchase Shares, a notice will be provided to Shareholders that contains information Shareholders should consider in deciding whether to participate in the repurchase opportunity, including the terms of the offer and instructions for participating in the offer. Shareholders deciding whether to tender their Shares during the period that a repurchase offer is open may obtain the applicable Class’s net asset value per Share as of the most recent valuation date by contacting the Adviser during the period.

If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund may extend the repurchase offer, repurchase a pro rata portion of the Shares tendered, or take any other action permitted by applicable law. In addition, the Fund may repurchase Shares of Shareholders if, among other reasons, the Fund determines that such repurchase would be in the interests of the Fund.

Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Shares from Shareholders that have been tendered by the applicable repurchase offer deadline.

The Fund does not impose any charges in connection with repurchases of Shares unless the Share is held for less than one year. A 2.00% early repurchase fee (the “Early Repurchase Fee”) will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. The Early Repurchase Fee will be retained by the Fund and will be for the benefit of the Fund’s remaining Shareholders. Shares tendered for repurchase will be treated as having been repurchased on a “first in, first out” basis. Shares will be repurchased by the Fund after the Management Fee and Incentive Fee have been deducted from the Fund’s assets as of the end of the quarter in which the repurchase occurs (i.e., the accrued Management Fee and Incentive Fee for the quarter in which Shares are to be repurchased are deducted before effecting the repurchase).

Procedures for Repurchase of Shares

The Fund expects that payment upon a repurchase of Shares will be made in the form of cash or a debt obligation, which may or may not be certificated, and which would entitle the applicable Shareholder to payment in satisfaction of the repurchase of Shares. If the debt obligation is certificated, unless otherwise instructed by the applicable Shareholder, the Fund will deliver the certificate to the Fund’s Transfer Agent to be held on behalf of the applicable Shareholder until such time as the Fund distributes payment in satisfaction of the repurchase of Shares, at which point the certificate will be cancelled. The Fund does not generally expect to distribute securities (other than the debt obligation) as payment for repurchased Shares except in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund or the Shareholders. Securities which are distributed in-kind in connection with a repurchase of Shares may be illiquid. Any in-kind distribution of securities will be valued in accordance with the Fund’s valuation procedures and will be distributed to all tendering Shareholders on a proportional basis. See “CALCULATION OF NET ASSET VALUE; VALUATION.”

In light of liquidity constraints associated with many of the Fund’s investments and the fact that the Fund may have to liquidate interests in such investments in order to fund the repurchase of Shares and due to other considerations applicable to the Fund, the Fund intends to follow the procedures described below in connection with a repurchase of Shares:

●	The Adviser anticipates that, generally, the Adviser will recommend to the Board that the Fund offer to repurchase Shares from Shareholders on a quarterly basis, with such tender valuation dates to occur as of each March 31, June 30, September 30 and December 31 (each, a “Tender Valuation Date”). Each Tender Valuation Date will be determined by the Board in its sole discretion, and each repurchase offer will generally commence approximately 60 days prior to the applicable Tender Valuation Date. Tenders will be revocable upon written notice to the Fund up to 5 days prior to the Tender Valuation Date (such deadline for revocation being the “Expiration Date”). The value of Shares being repurchased will be determined as of the Tender Valuation Date. Within 60 days after the Tender Valuation Date, the Fund will give to each Shareholder whose Shares have been accepted for repurchase cash or issue to such Shareholder a debt obligation, in each case, entitling the Shareholder to be paid an amount equal to the value, determined as of the Tender Valuation Date, of the repurchased Shares, subject to any post-audit adjustments if the Board determines that a holdback is necessary. As described above, any certificated debt obligation will be held by the Transfer Agent on behalf a tendering Shareholder.

●	If the Fund issues a debt obligation, which may or may not be certificated, the debt obligation will be non-interest bearing and non-transferable and is expected to contain terms providing payment on or before the sixtieth day after the Tender Valuation Date, subject to any post-audit adjustments if the Board determines that a holdback is necessary.

The repurchase of Shares is subject to regulatory requirements imposed by the SEC. The Fund’s repurchase procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of the repurchase procedures described above is required, appropriate or desired, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate or desirable in accordance with federal securities regulations. Following the commencement of an offer to repurchase Shares, the Fund may suspend, postpone or terminate such offer in certain circumstances upon the determination of a majority of the Board, including a majority of the Independent Trustees, that such suspension, postponement or termination is advisable for the Fund and its Shareholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine its net asset value, and other unusual circumstances.

As described above, in certain circumstances the Board may determine not to conduct a repurchase offer, or to conduct a repurchase offer of less than 5% of the Fund’s net assets. In particular, during periods of financial market stress, the Board may determine that some or all of the Fund’s investments cannot be liquidated at their fair value, making a determination not to conduct repurchase offers more likely. In addition, under certain circumstances, the Board may determine to conduct a repurchase offer of more than 5% of the Fund’s net assets. If a repurchase offer is oversubscribed, or if the Fund does not conduct a repurchase offer in any particular quarter, Shareholders will have to wait until the next repurchase offer to make another repurchase request.

As a result, Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular quarter.

The Fund may be required to liquidate portfolio holdings earlier than the Adviser would have desired in order to meet the repurchase requests. Such necessary liquidations may potentially result in losses to the Fund, and may increase the Fund’s investment related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by the Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income.

A Shareholder tendering for repurchase only a portion of its Shares must maintain an investment balance of at least $25,000 after the repurchase is affected. If a Shareholder tenders an amount that would cause the Shareholder’s investment balance to fall below the required minimum, the Fund reserves the right to repurchase all of the Shareholder’s Shares of the Fund.

Mandatory Redemption by the Fund

The Fund may repurchase all or any portion of the Shares of a Shareholder without consent or other action by the Shareholder or other person if the Fund determines that:

●	the Shares have been transferred in violation of terms of Fund’s Agreement and Declaration of Trust;

●	the Shares have been transferred or have vested in any person by operation of law (i.e., the result of the death, bankruptcy, insolvency, adjudicated incompetence, or dissolution of the Shareholder);

●	if any transferee does not meet any investor eligibility requirements established by the Fund from time to time;

●	direct or indirect ownership of Shares of the Fund has or may become concentrated in such Shareholder to an extent that would disqualify the Fund as a RIC under the Code (or any successor statute thereto);

●	ownership of Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities, or other laws of the United States or any other relevant jurisdiction;

●	continued ownership of Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund or the Adviser, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

●	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

●	with respect to a Shareholder subject to special laws or regulations, the Shareholder is likely to be subject to additional regulatory or compliance requirements under these special laws or regulations by virtue of continuing to hold any Shares;

●	the investment balance of the Shareholder falls below $25,000; or

●	it would be in the interest of the Fund, as determined by the Board, for the Fund to repurchase the Shares.

TRANSFERS OF SHARES

Shares held by Shareholders may be transferred only: (i) by operation of law in connection with the death, bankruptcy, insolvency, adjudicated incompetence, or dissolution of the Shareholder; or (ii) with the consent of the Board (which may be withheld in the Board’s sole and absolute discretion). If a Shareholder transfers Shares with the approval of the Board, the Fund shall as promptly as practicable take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Fund as a Shareholder.

Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. See “ELIGIBLE INVESTORS.” Notice of a proposed transfer of Shares must also be accompanied by a properly completed subscription document in respect of the proposed transferee. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. Each transferring Shareholder and transferee shall be required to pay all expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

By subscribing for Shares as a transferee, each Shareholder agrees, to the fullest extent permitted by applicable law, to indemnify and hold harmless the Fund, the members of the Board, each other Shareholder and any affiliate of the Fund, each Board member, the investment manager, any subadviser and each of the other Shareholders against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which these persons may become subject by reason of or arising from (i) any transfer made by the Shareholder in violation of the terms of the Agreement and Declaration of Trust and (ii) any misrepresentation by the transferring Shareholder or substituted Shareholder in connection with the transfer.

CALCULATION OF NET ASSET VALUE; VALUATION

The Fund calculates its net asset value as of the close of business on the last business day of each calendar quarter, each date that a Share is sold or repurchased, as of the date of any distribution and at such other times as the Board shall determine (each, a “Determination Date”). In determining its net asset value, the Fund values its investments as of the relevant Determination Date. The net asset value of each class of Shares of the Fund equals, unless otherwise noted, the value of the total assets of such class of Shares, less all of the liabilities allocated to such class, including accrued fees and expenses, each determined as of the relevant Determination Date.

The Board has approved a valuation policy for the Fund (the “Valuation Policy”) and is responsible for determining the fair value of the Fund’s investments. The Board oversees the implementation of the Valuation Policy, and may consult with representatives from the Fund’s outside legal counsel, the Adviser or other third-party consultants in their discussions and deliberations.

The Adviser has established a committee (the “Valuation Committee”) to oversee the valuation of the Fund’s investments pursuant to the Valuation Policy and to make recommendations to the Board. The Adviser and the Valuation Committee assist the Board in making valuation determinations, provide primary day-to-day oversight of valuation of the Fund’s investments and act in accordance with the Valuation Policy as developed and approved by the Board.

Securities traded on one or more of the U.S. national securities exchanges, the Nasdaq Stock Market or any foreign stock exchange are valued based on their respective market price.

Debt instruments for which market quotations are readily available are typically valued based on such market quotations. In validating market quotations as part of preparing its valuation recommendations, the Valuation Committee considers different factors such as the source and the nature of the quotation in order to determine whether the quotation represents fair value. The Valuation Committee makes use of reputable financial information providers in order to obtain the relevant quotations.

For debt and equity securities which are not publicly traded or for which market prices are not readily available (unquoted investments) the fair value is determined in good faith. In determining the fair values of these investments, except as set forth below, the Valuation Committee, as part of preparing its valuation recommendations, typically applies widely-recognized market and income valuation methodologies including, but not limited to, earnings and multiple analysis, discounted cash flow method and third-party valuations. In order to determine a fair value, these methods are applied to the latest information provided by the underlying portfolio companies or other business counterparties.

Due to the inherent uncertainty in determining the fair value of investments for which market values are not readily available, the fair values of these investments may fluctuate from period to period. In addition, such fair value may differ materially from the values that may have been used had a ready market existed for such investments and may significantly differ from the value ultimately realized by the Fund.

Assets and liabilities initially expressed in foreign currencies will be converted into U.S. Dollars using foreign exchange rates provided by a recognized pricing service.

Primary and secondary investments in Portfolio Funds are generally valued based on the latest net asset value reported by the Portfolio Fund Manager. If applicable, the Valuation Committee will adjust, discount or otherwise modify any asset calculations in order to ensure that any valuations used in the Adviser’s internal valuation metrics and investor reporting reflect values consistent with the Adviser’s internal diligence.

If the net asset value of an investment in a Portfolio Fund is not available at the time the Fund is calculating its net asset value, the Valuation Committee will, as part of preparing its recommendations to the Board, review any cash flows since the reference date of the last net asset value for a private equity fund reported by the Portfolio Fund Manager by (i) adding the nominal amount of the investment related capital calls and (ii) deducting the nominal amount of investment related distributions from the net asset value as reported by the Portfolio Fund Manager.

In addition to tracking the net asset value plus related cash flows of such Portfolio Funds, the Valuation Committee also intends to track relevant broad-based and issuer (or fund) specific valuation information relating to the assets held by each Portfolio Fund that is reasonably available at the time the Fund values its investments. In preparing its recommendation for the Board, the Valuation Committee considers such information and may conclude in certain circumstances that the information provided by the Portfolio Fund Manager does not represent the fair value of a particular asset held by a Portfolio Fund. If the Valuation Committee concludes in good faith that the latest net asset value reported by a Portfolio Fund Manager does not represent fair value (e.g., there is more current information regarding a portfolio asset which significantly changes its fair value), the Valuation Committee will make a recommendation to the Board that the Fund make a corresponding adjustment to reflect the current fair value of such asset within such Portfolio Fund. In determining the fair value of assets held by Portfolio Funds for recommendation to the Board, the Valuation Committee applies valuation methodologies as outlined above.

Direct Investments in Portfolio Companies are generally valued based on valuations performed by the general partner of the special purpose vehicle (“SPV”) through which the Direct Investment is made. In preparing its recommendation for the Board, the Valuation Committee reviews the SPV general partner’s methodology in determining the fair value of a Direct Investment in a Portfolio Company, and updates such fair value with relevant market information known to the Valuation Committee if the valuation provided to the Fund by the SPV general partner is not current.

Determining fair value involves subjective judgments, and it is possible that the fair value determined by the Valuation Committee for an investment for recommendation to the Board may differ materially from the value that could be realized upon the ultimate sale of the investment. There is no single standard for determining fair value of an investment. Rather, in determining the fair value of an investment for which there are no readily available market quotations, the Valuation Committee may consider pre-acquisition and annual financial reporting summaries from a Portfolio Fund, comparable company factors, including fundamental analytical data relating to the investment, the nature and duration of any restriction on the disposition of the investment, the cost of the investment at the date of purchase, the liquidity of the market for the investment, the price of such investment in a meaningful private or public investment or merger or acquisition of the issuer subsequent to the Fund’s investment therein, or the per share price of the investment to be valued in recent verifiable transactions. Fair value prices are estimates, and there is no assurance that such a price will be at or close to the price at which the investment is next quoted or next trades.

Notwithstanding the above, Portfolio Fund Managers may adopt a variety of valuation bases and provide differing levels of information concerning Portfolio Funds and there will generally be no liquid markets for such investments. Consequently, there are inherent difficulties in determining the fair value that cannot be eliminated. None of the Valuation Committee, the Adviser or the Board will be able to confirm independently the accuracy of valuations provided by the Portfolio Fund Managers (which are generally unaudited).

Due to the inherent uncertainty in determining the fair value of investments for which market values are not readily available, the fair value of these investments may fluctuate from period to period. In addition, such fair value may differ materially from the values that may have been used had a ready market existed for such investments and may significantly differ from the value ultimately realized by the Fund.

The Adviser acts as an investment adviser to other clients that invest in securities for which no public market price exists. Valuation determinations by the Adviser for other clients may result in different values than those ascribed to the same security owned by the Fund. Consequently, the fees charged to the Fund may be different than those charged to other clients, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of the Fund are accrued on a quarterly basis on the Determination Date and taken into account for the purpose of determining the Fund’s net asset value. The Management Fee is accrued on a quarterly basis and is taken into account for the purpose of determining the Fund’s net asset value.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s net asset value and the Fund if the judgments of the Valuation Committee, the Adviser or the Board regarding appropriate valuations should prove incorrect.

CERTAIN TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax consequences applicable to the Fund and to an investment in Shares by a Shareholder. This summary does not discuss all of the tax consequences that may be relevant to a particular investor, including an investor who holds Shares as part of a hedging, straddle, conversion, constructive sale or other integrated transaction, or to certain investors (e.g., investors subject to the alternative minimum tax, tax-exempt organizations, dealers in securities, pension plans and trusts, financial institutions, certain foreign investors and insurance companies) subject to special treatment under U.S. federal income tax laws. In addition, this summary does not specifically address the special tax consequences that may be applicable to persons who hold interests in partnerships, grantor trusts and other pass-through entities that hold Shares. This summary assumes that investors hold Shares as capital assets (generally, property held for investment).

THIS SUMMARY IS NECESSARILY GENERAL, AND EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSAL OF SHARES, INCLUDING APPLICABLE TAX REPORTING REQUIREMENTS.

This summary is based on the Code as in effect on the date of this Prospectus, the Treasury Regulations, rulings of the IRS, and court decisions in existence on the date hereof, all of which are subject to change, possibly with retroactive effect. The Fund has not sought a ruling from the IRS or any other federal, state or local agency with respect to any of the tax issues affecting the Fund. This summary does not discuss any aspects of the U.S. federal estate or gift tax or any state or local or non-U.S. tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership with respect to the Shares generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships considering an acquisition of Shares should consult their tax advisers with respect to the partnership’s purchase, ownership and disposition of Shares.

Taxation as a RIC

As a RIC, in any taxable year with respect to which the Fund distributes at least 90% of the sum of the Fund’s: (i) “investment company taxable income,” which includes dividends, interest, the excess of any net realized short-term capital gains over net realized long-term capital losses, and other taxable income (other than any net capital gain), reduced by deductible expenses, determined without regard to the deduction for dividends and distributions paid and (ii) net tax-exempt interest income (which is the excess of the Fund’s gross tax-exempt interest income over certain disallowed deductions), the Fund generally will not be subject to U.S. federal income tax on investment company taxable income and net capital gains that the Fund distributes to its Shareholders. The Fund intends to distribute, in its Shares and/or cash, annually, all or substantially all of such income. To the extent that the Fund retains its net capital gains for investment or any investment company taxable income, the Fund will be subject to U.S. federal income tax. The Fund may choose to retain its net capital gains for investment or any investment company taxable income, and pay the associated U.S. federal corporate income tax, including the U.S. federal excise tax (described below).

The Fund may retain some or all of its realized net long-term capital gains in excess of realized net short-term capital losses and designate the retained net capital gains as a “deemed distribution.” In that case, among other consequences, the Fund will pay tax on the retained amount and each Shareholder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the Shareholder, and such Shareholder will be entitled to claim a credit equal to its allocable share of the tax paid thereon by the Fund for U.S. federal income tax purposes. The amount of the deemed distribution net of such tax will be added to the Shareholder’s cost basis for its Shares. Since the Fund generally would be required to pay tax on any retained net capital gains at the Fund’s regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual Shareholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. Shareholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a Shareholder’s liability for U.S. federal income tax. A Shareholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form to claim a refund with respect to the allocable share of the taxes that the Fund has paid. For U.S. federal income tax purposes, the tax basis of Shares owned by a Shareholder will be increased by an amount equal to the excess of the amount of undistributed capital gains included in the Shareholder’s gross income over the tax deemed paid by the Shareholder as described in this paragraph. To utilize the deemed distribution approach, the Fund must provide written notice to Shareholders prior to the expiration of 60 days after the close of the relevant taxable year. The Fund cannot treat any of its investment company taxable income as a “deemed distribution.” The Fund may also make actual distributions to its Shareholders of some or all of realized net long-term capital gains in excess of realized net short-term capital losses.

The Fund will be subject to a 4% nondeductible U.S. federal excise tax (the “Excise Tax”) on certain undistributed income unless the Fund distributes in a timely manner an amount at least equal to the sum of (i) 98% of the Fund’s net ordinary income for each calendar year, (ii) 98.2% of the Fund’s capital gain net income for the one-year period ending October 31 in that calendar year and (iii) any income recognized, but not distributed, in preceding years and on which the Fund paid no U.S. federal income tax (the “Excise Tax Avoidance Requirement”). For purposes of the required Excise Tax distribution, the income and gains of Portfolio Funds are expected to be treated as arising in the hands of the Fund at the time realized and recognized by the Portfolio Funds. While the Fund intends to distribute any income and capital gains in the manner necessary to minimize imposition of the Excise Tax, sufficient amounts of the Fund’s taxable income and capital gains may not be distributed to avoid entirely the imposition of the Excise Tax. In that event, the Fund will be liable for the Excise Tax only on the amount by which the Fund does not meet the Excise Tax Avoidance Requirement.

Given the difficulty of estimating Fund income and gains in a timely fashion, each year the Fund is likely to be liable for a 4% excise tax on the portion of undistributed income and gains of the Fund.

In order to qualify as a RIC for U.S. federal income tax purposes, the Fund must, among other things:

●	derive in each taxable year at least 90% of the Fund’s gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other “securities” (within the meaning of the 1940 Act), net income from certain “qualified publicly traded partnerships,” or other income derived with respect to the Fund’s business of investing in such stock or securities (the “Source of Income Test”); and

●	diversify the Fund’s holdings so that at the end of each quarter of the taxable year:

○	at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of such issuer; and

○	no more than 25% of the value of the Fund’s assets are invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by the Fund and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships” (the “Diversification Tests”).

In the event the Fund owns equity interests in operating businesses conducted in “pass-through” form (i.e., as a partnership for U.S. federal income tax purposes), income from such equity interests may not qualify for purposes of the Source of Income Test and, as a result, the Fund may be required to hold such interests through a subsidiary corporation. In such a case, any income from such equity interests should not adversely affect the Fund’s ability to meet the Source of Income Test, although such income generally would be subject to U.S. federal income tax, which the Fund would indirectly bear through its ownership of such subsidiary corporation.

The Fund is authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, the Fund is not permitted to make distributions to its Shareholders while its debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. Moreover, the Fund’s ability to dispose of assets to meet the Fund’s distribution requirements may be limited by (i) the illiquid nature of the Fund’s portfolio and/or (ii) other requirements relating to the Fund’s qualification as a RIC, including the Diversification Tests.

If the Fund disposes of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.

Fund Investments

The Fund will invest a portion of its assets in Portfolio Funds that are classified as partnerships for U.S. federal income tax purposes.

An entity that is properly classified as a partnership, rather than an association or publicly traded partnership taxable as a corporation, is not itself subject to U.S. federal income tax. Instead, each partner of the partnership must take into account its distributive share of the partnership’s income, gains, losses, deductions and credits (including all such items allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year, without regard to whether such partner has received or will receive corresponding cash distributions from the partnership. Accordingly, the Fund may be required to recognize items of taxable income and gain prior to the time that the Fund receives corresponding cash distributions from a Portfolio Fund. In such case, the Fund might have to borrow money or dispose of investments, including interests in Portfolio Funds, and the Fund might have to sell shares of the Fund, in each case including when it is disadvantageous to do so, in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a U.S. federal income or excise tax.

In addition, the character of a partner’s distributive share of items of partnership income, gain and loss generally will be determined as if the partner had realized such items directly. Portfolio Funds classified as partnerships for U.S. federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the Source of Income Test. In order to meet the Source of Income Test, the Fund may structure its investments in a way potentially increasing the taxes imposed thereon or in respect thereof. Because the Fund may not have timely or complete information concerning the amount and sources of such a Portfolio Fund’s income until such income has been earned by the Portfolio Fund or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy the Source of Income Test.

Furthermore, it may not always be entirely clear how the asset diversification rules for RIC qualification will apply to the Fund’s investments in Portfolio Funds that are classified as partnerships for U.S. federal income tax purposes. In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification test or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to dispose of its interest in an Investment Fund that limit utilization of this cure period.

As a result of the considerations described in the preceding paragraphs, the Fund’s intention to qualify and be eligible for treatment as a RIC can limit its ability to acquire or continue to hold positions in Portfolio Funds that would otherwise be consistent with their investment strategy or can require it to engage in transactions in which it would otherwise not engage, resulting in additional transaction costs and reducing the Fund’s return to Shareholders.

Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain, and loss include the direct investments, activities, income, gain, and loss of the Fund, as well as those indirectly attributable to the Fund as result of the Fund’s investment in any Portfolio Fund (or other entity) that is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation).

Certain of the Fund’s investment practices are subject to special and complex U.S. federal income tax provisions that may: (i) disallow, suspend, or otherwise limit the allowance of certain losses or deductions, including the dividends received deduction, (ii) convert lower taxed long-term capital gains and qualified dividend income into higher taxed short-term capital gains or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and (vii) produce income that will not qualify as good income for purposes of the 90% annual gross income requirement described above. The Fund will monitor its transactions and may decide to make certain tax elections, may be required to borrow money, or may be required to dispose of securities to mitigate the effect of these rules and prevent disqualification of the Fund as a RIC.

Investments the Fund makes in securities issued at a discount or providing for deferred interest or paid-in-kind interest are subject to special tax rules that will affect the amount, timing, and character of distributions to the Fund’s Shareholders. For example, with respect to securities issued at a discount, the Fund will generally be required to accrue daily, as income, a portion of the discount and to distribute such income each year to maintain the Fund’s qualification as a RIC and to avoid U.S. federal income and the Excise Tax. Since in certain circumstances the Fund may recognize income before or without receiving cash representing such income, the Fund may have difficulty making distributions in the amounts necessary to satisfy the Annual Distribution Requirement and for avoiding U.S. federal income and the Excise Tax. Accordingly, the Fund may have to sell some of its investments at times the Fund would not consider advantageous, raise additional debt or equity capital, or reduce new investment originations to meet these distribution requirements. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify as a RIC and thereby be subject to corporate-level U.S. federal income tax.

In the event the Fund invests in foreign securities, the Fund may be subject to withholding and other foreign taxes with respect to those securities. The Fund does not expect to satisfy the requirement to pass through to the Fund’s Shareholders their share of the foreign taxes paid by the Fund. The Fund may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes). Thus, it is possible that one or more such entities in which the Fund invests could be treated under the Code and Treasury Regulations as a “passive foreign investment company” or a “controlled foreign corporation.” The rules relating to investments in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances this could require the Fund to recognize income where the Fund does not receive a corresponding payment in cash and make distributions with respect to such income in order to maintain the Fund’s qualification as a RIC. Under such circumstances, the Fund may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. Under certain circumstances an investment in a passive foreign investment company could result in a tax to the Fund and/or an increase in the amount of taxable distributions by the Fund.

Failure to Qualify as a RIC

If the Fund failed to satisfy the annual Source of Income Test or the Diversification Tests for any quarter of a taxable year, the Fund might nevertheless continue to qualify as a RIC for such year if certain relief provisions of the Code applied (which might, among other things, require the Fund to pay certain corporate-level U.S. federal taxes or to dispose of certain assets). If the Fund failed to qualify for treatment as a RIC and such relief provisions did not apply, the Fund would be subject to U.S. federal income tax on all of its net taxable income at regular corporate U.S. federal income tax rates (and the Fund also would be subject to any applicable state and local taxes), regardless of whether the Fund made any distributions to Shareholders. The Fund would not be able to deduct distributions to its Shareholders, nor would the Fund be required to make distributions to its Shareholders for U.S. federal income tax purposes. Any distributions the Fund made generally would be taxable to its U.S. Shareholders as ordinary dividend income and, subject to certain limitations under the Code, would be eligible for the 20% maximum U.S. federal income tax rate applicable to individuals and other non-corporate U.S. Shareholders, to the extent of the Fund’s current or accumulated earnings and profits. Subject to certain limitations under the Code, U.S. Shareholders that are corporations for U.S. federal income tax purposes would be eligible for the dividends-received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the Shareholder’s adjusted tax basis, and any remaining distributions would be treated as a capital gain.

Subject to a limited exception applicable to RICs that qualified as such under Subchapter M of the Code for at least one year prior to disqualification and that re-qualify as a RIC no later than the second year following the non-qualifying year, the Fund could be subject to U.S. federal income tax on any unrealized net built-in gains in the assets held by it during the period in which it failed to qualify as a RIC that are recognized during the 10-year period after its requalification as a RIC, unless it made a special election to pay corporate-level U.S. federal income tax on such net built-in gains at the time of its requalification as a RIC. The Fund may decide to be taxed as a regular corporation (thereby becoming subject to U.S. federal income and other taxes as set forth above) even if it would otherwise qualify as a RIC if it determines that treatment as a corporation for a particular year would be in its best interests.

Taxation of U.S. Shareholders

A “U.S. Shareholder” generally is a beneficial owner of Shares which is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state or the District of Columbia;

●	a trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; or

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

Distributions by the Fund generally are taxable to U.S. Shareholders as ordinary income or capital gains. Distributions of the Fund’s “investment company taxable income” (which is, generally, the Fund’s net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. Shareholders to the extent of the Fund’s current or accumulated earnings and profits, whether paid in cash or reinvested in additional Shares. To the extent such distributions paid by the Fund to non-corporate U.S. Shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such “qualifying dividends” may be eligible for a reduced rate of U.S. federal income tax. Distributions of the Fund’s net capital gains (which is generally the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by the Fund as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains that are currently taxable at a maximum U.S. federal income tax rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. Shareholder’s holding period for its Shares and regardless of whether paid in cash or reinvested in additional Shares. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such Shareholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. Shareholder.

In the event that the Fund retains any net capital gains, the Fund may designate the retained amounts as undistributed capital gains in a notice to the Fund’s Shareholders. If a designation is made, Shareholders would include in income, as long-term capital gains, their proportionate share of the undistributed amounts, but would be allowed a credit or refund, as the case may be, for their proportionate share of the corporate U.S. federal income tax paid by the Fund. In addition, the tax basis of Shares owned by a U.S. Shareholder would be increased by an amount equal to the difference between (i) the amount included in the U.S. Shareholder’s income as long-term capital gains and (ii) the U.S. Shareholder’s proportionate share of the corporate U.S. federal income tax paid by the Fund.

For purposes of determining (i) whether the Annual Distribution Requirement is satisfied for any year and (ii) the amount of distributions paid for that year, the Fund may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, the U.S. Shareholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been paid by the Fund and received by the Fund’s U.S. Shareholders on December 31 of the year in which the distribution was declared.

A U.S. Shareholder whose distribution is reinvested in additional Shares will be taxed on the amount of such distribution in the same manner as if such Shareholder had received such distribution in cash.

A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder sells or otherwise disposes of its Shares. The amount of gain or loss will be measured by the difference between such U.S. Shareholder’s adjusted tax basis in the Shares sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. Shareholder has held its Shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Shares. In addition, all or a portion of any loss recognized upon a disposition of Shares may be disallowed if other Shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

In general, individual U.S. Shareholders currently are subject to a maximum U.S. federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate U.S. Shareholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate U.S. Shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. Shareholders generally may not deduct any net capital losses for a year but may carry back such losses for three years or carry forward such losses for five years.

The Code requires the Fund to report U.S. Shareholders’ cost basis, gain/loss, and holding period to the IRS on IRS Form 1099s when “covered” securities are sold. For purposes of these reporting requirements, all of the Fund’s Shares acquired by non-tax exempt Shareholders will be considered “covered” securities. The Fund intends to choose FIFO (“first in, first out”) as the Fund’s default tax lot identification method for all Shareholders. A tax lot identification method is the way the Fund will determine which specific Shares are deemed to be sold when there are multiple purchases on different dates at differing transaction prices, and the entire position is not sold at one time. The Fund’s default tax lot identification method is the method “covered” securities will be reported on your IRS Form 1099 if you do not select a specific tax lot identification method. You may choose a method different than the Fund’s standing method and will be able to do so from the time you are admitted as a Shareholder up through and until the sale of the “covered” securities. For those securities defined as “covered” under current IRS cost basis tax reporting regulations, the Fund is responsible for maintaining accurate cost basis and tax lot information for tax reporting purposes. The Fund is not responsible for the reliability or accuracy of the information for those securities that are not “covered.” You are encouraged to refer to the appropriate Treasury Regulations or consult your tax adviser with regard to your personal circumstances and any decisions you may make with respect to choosing a tax lot identification method.

The Fund may be required to withhold U.S. federal income tax, or backup withholding, currently at a rate of 24%, from all distributions to any non-corporate U.S. Shareholder (i) who fails to furnish the Fund with a correct taxpayer identification number or a certificate that such Shareholder is exempt from backup withholding or (ii) with respect to whom the IRS notifies the Fund that such Shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. Shareholder’s U.S. federal income tax liability, provided that proper information is provided to the IRS.

A U.S. Shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Shareholder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Shareholder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers, and $125,000 in the case of a married individual filing separately). For these purposes, “net investment income” will generally include taxable distributions and deemed distributions paid with respect to the Shares, and net gain attributable to the disposition Shares (in each case, unless such Shares are held in connection with certain trades or businesses), but will be reduced by any deductions properly allocable to such distributions or net gain.

From time to time, the Fund may make a tender offer for its Shares. Shareholders who tender all Shares held, or considered to be held, by them will be treated as having sold their Shares for U.S. federal income tax purposes and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its Shares, such shareholder may be treated as having received a distribution under Section 301 of the Code (“Section 301 distribution”) unless the redemption is treated as being either (i) “substantially disproportionate” with respect to such shareholder or (ii) otherwise “not essentially equivalent to a dividend” under the relevant rules of the Code. A Section 301 distribution is not treated as a sale or exchange giving rise to a capital gain or loss, but rather is treated as a dividend to the extent supported by the Fund’s current and accumulated earnings and profits, with the excess treated as a return of capital reducing the shareholder’s tax basis in Fund shares, and thereafter as capital gain. Where a redeeming shareholder is treated as receiving a dividend, there is a risk that non-tendering shareholders whose interests in the Fund increase as a result of such tender will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming the shares of the Fund; if isolated, any such risk is likely remote.

U.S. Shareholders should consult their tax advisers with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of Shares, including applicable tax reporting obligations.

Taxation of Tax-Exempt Investors

Under current law, the Fund serves to prevent the attribution to Shareholders of unrelated business taxable income (“UBTI”) from being realized by its tax-exempt Shareholders (including, among others, individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a tax-exempt Shareholder could realize UBTI by virtue of its investment in Shares if such tax-exempt Shareholder borrows to acquire its Shares.

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THE TAX AND OTHER MATTERS DESCRIBED IN THIS PROSPECTUS DO NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS, LEGAL OR TAX ADVICE TO PROSPECTIVE INVESTORS. EACH INVESTOR SHOULD CONSULT ITS TAX ADVISER AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES, INCLUDING APPLICABLE TAX REPORTING OBLIGATIONS.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code impose certain requirements on employee benefit plans to which ERISA applies, and on those persons who are fiduciaries with respect to such plans. The Code imposes certain requirements on certain other plans (such as individual retirement accounts and Keogh plans (and their fiduciaries)) that, although not subject to ERISA, are subject to certain similar rules of the Code (such employee benefit plans subject to ERISA and such other plans, collectively, “Plans.”) In accordance with ERISA’s general fiduciary standards, before investing in the Fund, a Plan fiduciary should determine whether such an investment is permitted under the governing Plan instruments and is appropriate for the Plan in view of its overall investment policy and the composition and diversification of its portfolio. Moreover, ERISA and the Code require that certain reporting and disclosure be made with respect to Plan assets, that Plan assets generally be held in trust, and that the indicia of ownership of Plan assets be maintained within the jurisdiction of district courts of the United States. Thus, a Plan fiduciary considering an investment in the Fund should consult with its legal counsel concerning all the legal implications of investing in the Fund, especially the issues discussed in the following paragraphs.

Unless statutory or administrative exemptions are available, Section 406 of ERISA and Section 4975 of the Code prohibit a broad range of transactions involving Plan assets and persons who have certain specified relationships to a Plan (“parties in interest” within the meaning of ERISA and “disqualified persons” within the meaning of the Code) and impose additional prohibitions on parties in interest and disqualified persons who are Plan fiduciaries. These prohibitions also apply with respect to any entity whose assets consist of Plan assets by reason of Plans’ investment in the entity. Certain prospective Plan investors may currently maintain relationships with the Adviser and/or entities that are affiliated with the Fund, and, as a result, one or more of such entities may be deemed to be a “party in interest” or “disqualified person” with respect to (including a fiduciary of) any such prospective Plan investor.

Because the Fund is registered as an investment company under the 1940 Act, the assets of the Fund will not be deemed to constitute Plan assets. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) are not subject to requirements of ERISA and the Code discussed above but may be subject to materially similar provisions of other applicable federal or state law or may be subject to other legal restrictions on their ability to invest in the Fund. Accordingly, any such governmental plans and the fiduciaries of such plans should consult with their legal counsel concerning all the legal implications of investing in the Fund.

THE FUND’S SALE OF SHARES TO PLANS IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE ADVISER OR ANY OF THEIR AFFILIATES, OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE SHARES, THAT SUCH INVESTMENT BY PLANS MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.

ELIGIBLE INVESTORS

Each prospective investor in the Fund is required to certify that it is an “accredited investor” within the meaning of Rule 501 under the Securities Act and a “qualified client” within the meaning of Rule 205-3 under the Advisers Act. The criteria for qualifying as a “qualified client” and “accredited investor” are set forth in the subscription document that must be completed by each prospective investor.

Shares are being offered only to investors that meet the criteria for qualifying as “qualified clients” and “accredited investors” who are U.S. persons for U.S. federal income tax purposes. Investors who meet such qualifications are referred to in this Prospectus as “Eligible Investors.” The qualifications required to invest in the Fund appear in the subscription documents that must be completed by each prospective investor. Existing Shareholders who request to purchase additional Shares are required to qualify as “Eligible Investors” and to complete an additional investor certification prior to any additional purchase.

DESCRIPTION OF SHARES

The Fund is authorized to offer two separate classes of Shares designated as Class I Shares and Class A Shares. While the Fund presently offers two classes of Shares, it may offer other classes of Shares as well in the future. From time to time, the Board may create and offer additional classes of shares, or may vary the characteristics of the Class I Shares and Class A Shares described herein, including without limitation, in the following respects:(1) the amount of fees permitted by a distribution and/or service plan as to such class; (2) voting rights with respect to a distribution and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares; (5) differences in any dividends and net asset values resulting from differences in fees under a distribution and/or service plan or in class expenses; (6) the addition of sales loads; and/or (7) any conversion features, as permitted under the 1940 Act.

The Fund has received an exemptive order from the SEC that permits the Fund to offer more than one class of Shares. As of the date of this Prospectus, Class A Shares are not offered to investors.

PURCHASING SHARES

Purchase Terms

The minimum initial investment in the Fund by any investor in Class I Shares is $250,000, and the minimum initial investment in the Fund by any investor in Class A Shares is $50,000. However, the Fund, in its sole discretion, may accept investments below these minimums. Investors subscribing through a given broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as initial investments are not less than $25,000 and incremental contributions are not less than $10,000. The purchase price of Shares is based on the net asset value per Share as of the date such Shares are purchased. Fractions of Shares are issued to one one-thousandth of a Share.

Class I Shares are not subject to any initial sales charge.

Class A Shares are sold at the public offering price, which is the NAV per Share plus an initial maximum 3.50% sales charge, which varies with the amount you invest. This means that part of your investment in the Fund will be used to pay the sales charge. As discussed above, as of the date of this Prospectus, Class A Shares are not offered to investors.

Shares are generally offered for purchase as of the first business day of each calendar quarter, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. The Board may also suspend or terminate offerings of Shares at any time.

Except as otherwise permitted by the Board, initial and subsequent purchases of Shares are payable in cash. Each initial or subsequent purchase of Shares is payable in one installment which will generally be due (i) three business days prior to the date of the proposed acceptance of the purchase set by the Fund, which is expected to be the last day of each calendar quarter (the “Acceptance Date”), where funds are remitted by wire transfer, or (ii) ten business days prior to the Acceptance Date, where funds are remitted by check. A prospective investor must also submit a completed subscription document (including investor certifications) at least five business days before the Acceptance Date. The Fund reserves the right, in its sole discretion, to accept or reject any subscription to purchase Shares in the Fund at any time. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, an investor will not become a Shareholder until cleared funds have been received. In the event that cleared funds and/or a properly completed subscription document (including investor certifications) are not received from a prospective investor prior to the cut-off dates pertaining to a particular offering, the Fund may hold the relevant funds and subscription document for processing in the next offering.

Pending any offering, funds received from prospective investors will be placed in an account with the Transfer Agent. On the date of any closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. Any interest earned with respect to such account will be paid to the Fund and allocated pro rata among Shareholders.

Letters of Intent

You may be eligible for a reduced sales charge if you assure the Fund in writing that you intend to invest at least $175,000 in Class A Shares over the next 13 months in exchange for a reduced sales charge (“Letter of Intent”). By signing a Letter of Intent, you can purchase Class A Shares at a lower sales charge level. Your individual purchases will be made at the applicable sales charge based on the amount you intend to invest over a 13-month period as stated in the Letter of Intent. Any Shares purchased within 90 days prior to the date you sign the Letter of Intent may be used as credit toward completion of the stated amount, but the reduced sales charge will only apply to new purchases made on or after the date of the Letter of Intent. Purchases resulting from the reinvestment of dividends and capital gains do not apply toward fulfillment of the Letter of Intent. Shares equal to 5% for Class A Shares of the amount stated in the Letter of Intent will be held in escrow during the 13-month period. If, at the end of the period, the total net amount invested is less than the amount stated in the Letter of Intent, you will be required to pay the difference between the reduced sales charge and the sales charge applicable to the individual net amounts invested had the Letter of Intent not been in effect. This amount will be obtained from redemption of the escrowed Shares. Any remaining escrowed Shares after payment to the Fund of the difference in applicable sales charges will be released to you. If you establish a Letter of Intent with the Fund, you can aggregate your accounts as well as the accounts of your immediate family members. You will need to provide written instructions with respect to the other accounts whose purchases should be considered in fulfillment of the Letter of Intent.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation may allow you to include prior purchases of Class A Shares of the Fund, as well as reinvested distributions, as part of your current investment.

In order for your purchases and holdings to be aggregated for purposes of qualifying for such discount, they must have been made through one financial intermediary and you must provide sufficient information to your financial intermediary at the time of initial purchase of shares that qualify for the right of accumulation to permit verification that the purchase qualifies for the reduced sales charge.

ADDITIONAL INFORMATION

Futures Transactions

The Fund has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act of 1974, as amended (the “CEA”), and, therefore, is not subject to registration or regulation as a commodity pool operator under the CEA. In February 2012, the Commodity Futures Trading Commission (the “CFTC”) adopted certain regulatory changes that will subject the adviser of an investment company to registration as a Commodity Pool Operator (“CPO”) if the investment company is unable to comply with certain trading and marketing limitations. With respect to investments in swap transactions, commodity futures, commodity options or certain other derivatives used for purposes other than bona fide hedging purposes, an investment company must meet one of the following tests under the amended regulations in order to claim an exemption from being considered a “commodity pool” or a CPO. First, the aggregate initial margin and premiums required to establish an investment company’s position in such investments may not exceed 5% of the liquidation value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such investments). Alternatively, the aggregate net notional value of those positions, as determined at the time the most recent position was established, may not exceed 100% of the net asset value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such positions). In addition to meeting one of the foregoing trading limitations, the investment company may not market itself as a commodity pool or otherwise as a vehicle for trading in the commodity futures, commodity options or swaps and derivatives markets. In the event that the Adviser was required to register as a CPO, the disclosure and operations of the Fund would need to comply with all applicable CFTC regulations. Compliance with these additional registration and regulatory requirements would increase operational expenses. Other potentially adverse regulatory initiatives could also develop. A related CFTC proposal to harmonize applicable CFTC and SEC regulations could, if adopted, mitigate certain disclosure and operational burdens if CPO registration were required.

Subsidiaries

The Fund may make investments through wholly-owned subsidiaries (“Subsidiaries”). Such Subsidiaries will not be registered under the 1940 Act. However, the Fund will wholly own and control any Subsidiaries. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole member or shareholder of any Subsidiary. To the extent applicable to the investment activities of a Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund. The Fund would “look through” any such Subsidiary to determine compliance with its investment policies. Each investment adviser to a Subsidiary will comply with Section 15 of the 1940 Act with respect to advisory contract approval. The Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with each Subsidiary. Each Subsidiary complies with provisions in the 1940 Act relating to affiliated transactions and custody (Section 17).

SUMMARY OF THE AGREEMENT AND DECLARATION OF TRUST

The Fund is a statutory trust established under the laws of State of Delaware by the Certificate of Trust dated August 9, 2021. The Fund’s Agreement and Declaration of Trust authorizes the issuance of an unlimited number of common Shares of beneficial interest, par value, unless the Trustees shall otherwise determine, $0.001 per Share. Subject to the distinctions permitted among Classes of the Trust or as established by the Trustees consistent with the requirements of the 1940 Act, all Shares have equal rights to the payment of dividends and other distributions and the distribution of assets upon liquidation. Shares are, when issued, fully paid and non-assessable by the Fund and have no pre-emptive or conversion rights or rights to cumulative voting.

Shareholders of each class of Shares are entitled to share equally on a per-share basis in dividends declared by the Board payable to holders of Shares of such class and in the net assets of the Fund available for distribution to holders of Shares of such class upon liquidation after payment of the preferential amounts payable to holders of any outstanding preferred shares.

The Agreement and Declaration of Trust provides for indemnification out of Fund property for all loss and expense of any shareholder or former shareholder held personally liable for the obligations of the Fund solely by reason of such person’s status as a shareholder or former shareholder. Thus, the risk of a Shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations.

Shareholders have no pre-emptive or conversion rights. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among the holders of the Shares.

The Board may classify or reclassify any issued or unissued Shares of the Fund into shares of any class by redesignating such Shares or by setting or changing in any one or more respects, from time to time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of repurchase of such Shares. Any such classification or reclassification will comply with the provisions of the Agreement and Declaration of Trust and the 1940 Act.

If you purchase Shares of the Fund, you will become bound by the terms and conditions of the Agreement and Declaration of Trust.

The Agreement and Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may resign upon written notice to any officer of the Fund or the other Trustees of the Fund, and may be removed with or without cause either by (i) the vote of at a majority of the Trustees of the Fund or (ii) the vote of Shareholders holding not less than two-thirds of the total combined net asset value of all Shares of the Fund and each Class issued and outstanding voting as a single class or group. The Agreement and Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, division, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets or liquidation. Reference should be made to the Agreement and Declaration of Trust on file with the Commission for the full text of these provisions.

The Agreement and Declaration of Trust provides that a Shareholder may not bring a derivative action on behalf of the Trust unless: (a) the Shareholder makes a pre-suit demand upon the Trustees to bring the subject action (unless an effort to cause the Trustees to bring such an action is not likely to succeed); (b) Shareholders eligible to bring such derivative action who collectively hold Shares representing ten percent (10%) or more of the total combined net asset value of all Shares issued and outstanding join in the request for the Trustees to commence such action (the “10% Threshold”); and (c) the Trustees are afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim. The Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the Shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action (the “Shareholder Undertaking”). The provisions of the Agreement and Declaration of Trust regarding the 10% Threshold and the Shareholder Undertaking do not apply to claims arising under the federal securities laws.

REPORTS TO SHAREHOLDERS

The Fund furnishes to Shareholders as soon as practicable after the end of each of its taxable years such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. The Fund will send Shareholders an unaudited semi-annual and an audited annual report after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

FISCAL YEAR

The Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on September 30.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board has selected Ernst & Young LLP, located at 155 North Wacker Drive, Chicago, IL 60606, as the independent registered public accounting firm for the Fund.

LEGAL COUNSEL

Ropes & Gray LLP, Three Embarcadero Center, San Francisco, CA 94111 and 191 North Wacker Drive, 32nd Floor, Chicago, IL 60606, serves as counsel to the Fund and the Independent Trustees of the Fund.

INQUIRIES

Inquiries concerning the Fund and the Shares (including procedures for purchasing Shares) should be directed to: Kevin T. Callahan, Fairway Capital Management, LLC, located at One South Wacker Drive, Suite 1050, Chicago, IL 60606.

STATEMENT OF ADDITIONAL INFORMATION

Fairway Private Equity & Venture Capital

Opportunities Fund

Dated July 29, 2022

c/o Fairway Capital Management, LLC

One South Wacker Drive, Suite 1050,

Chicago, IL 60606 (872) 250-1260

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus (the “Prospectus”) of Fairway Private Equity & Venture Capital Opportunities Fund (the “Fund”) dated July 29, 2022, as it may be further amended or supplemented from time to time. A copy of the Prospectus may be obtained without charge by contacting the Fund at the telephone number or address set forth above.

This SAI is not an offer to sell shares of the Fund (“Shares”) and is not soliciting an offer to buy the Shares in any state where the offer or sale is not permitted.

Capitalized terms not otherwise defined herein have the same meaning set forth in the Prospectus.

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INVESTMENT POLICIES AND PRACTICES

The investment objective and the principal investment strategies of the Fund, as well as the principal risks associated with such investment strategies, are set forth in the Prospectus. Certain additional information regarding the investment program of the Fund is set forth below.

FUNDAMENTAL POLICIES

The Fund’s fundamental policies, which are listed below, may not be changed without the affirmative vote of a majority of the outstanding voting securities of the Fund. As defined by the 1940 Act, the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the shareholders of the Fund (the “Shareholders”), duly called, (i) of 67% or more of the Shares represented at such meeting, if the holders of more than 50% of the outstanding Shares are present in person or represented by proxy or (ii) of more than 50% of the outstanding Shares, whichever is less. Within the limits of the fundamental policies of the Fund, the management of the Fund has reserved freedom of action.

The Fund:

(1)	May issue senior securities to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules, or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules, or regulations.

(2)	May borrow money to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules, or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules, or regulations.

(3)	May lend money to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules, or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules, or regulations.

(4)	May underwrite securities to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules, or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules, or regulations.

(5)	May purchase and sell commodities to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules, or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules, or regulations.

(6)	May purchase and sell real estate to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules, or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules, or regulations.

(7)	May not concentrate investments in a particular industry or group of industries, as concentration is defined or interpreted under the 1940 Act, and the rules, and regulations thereunder, as such statute, rules or regulations may be amended from time to time, and under regulatory guidance or interpretations of such Act, rules, or regulations.

Any restriction on investments or use of assets, including, but not limited to, market capitalization, geographic, rating and/or any other percentage restrictions, set forth in this SAI or the Fund’s Prospectus shall be measured only at the time of investment, and any subsequent change, whether in the value, market capitalization, rating, percentage held or otherwise, will not constitute a violation of the restriction, other than with respect to investment restriction (2) above related to borrowings by the Fund. For purposes of determining compliance with investment restriction (7) above related to concentration of investments, Portfolio Funds are not considered part of any industry or group of industries.

The Fund’s investment policies and restrictions apply only to investments made by the Fund directly (or any account consisting solely of the Fund’s assets) and do not apply to the activities and the transactions of the Portfolio Funds.

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES
OF THE FUND AND THE RELATED RISKS

As discussed in the Prospectus, the Fund pursues its investment objective by investing in: (i) primary and secondary investments in private equity and venture capital funds managed by third-party managers (“Portfolio Funds” and such third-party managers, “Portfolio Fund Managers”), (ii) investments in private operating companies through special purpose vehicles structured to invest in private equity and venture capital investments (“Direct Investments”), which may be made alongside one or more Portfolio Funds, and (iii) investments in publicly listed companies whose primary business is private equity investing, including listed companies with economic characteristics similar to Portfolio Funds and other vehicles whose primary purpose is to invest in or lend capital to privately held companies (together with Portfolio Funds and Direct Investments, “Fund Investments”).

This section provides additional information about various types of investments and investment techniques that may be employed by the Fund or by Portfolio Funds in which the Fund invests. Many of the investments and techniques described in this section may be based in part on the existence of a public market for the relevant securities. To that extent, such investments and techniques are not expected to represent the principal investments or techniques of the majority of the Fund or of the Portfolio Funds. However, there is no limit on the types of investments the Portfolio Funds may make and certain Portfolio Funds may use such investments or techniques extensively. Similarly, there are few limits on the types of investments the Fund may make. Accordingly, the descriptions in this section cannot be comprehensive. Any decision to invest in the Fund should take into account (i) the possibility that the Portfolio Funds may make virtually any kind of investment, (ii) that, subject to the fundamental policies described above and the limits of the 1940 Act and the rules thereunder, the Fund exercises broad discretion with respect to the kinds of investments it may make, and (iii) that all such investments will be subject to related risks, which can be substantial.

Equity Securities

The Fund’s and/or a Portfolio Fund’s portfolio may include investments in common stocks, preferred stocks, and convertible securities of U.S. and foreign issuers. The Fund and/or a Portfolio Fund also may invest in depositary receipts relating to foreign securities. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities. Given the private markets focus of the Fund, there is expected to be no liquid market for a majority of such investments.

Common Stock

Common stock or other common equity issued by a corporation or other entity generally entitles the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claims of shareholders, after making required payments to holders of the entity’s preferred stock and other senior equity. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

Preferred Stock

Preferred stock or other preferred equity generally has a preference as to dividends and, in the event of liquidation, to an issuer’s assets, over the issuer’s common stock or other common equity, but it ranks junior to debt securities in an issuer’s capital structure. Preferred stock generally pays dividends in cash or additional shares of preferred stock at a defined rate but, unlike interest payments on debt securities, preferred stock dividends are generally payable only if declared by the issuer’s board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer’s common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.

Convertible Securities

Convertible securities are bonds, debentures, notes, preferred stock, or other securities that may be converted into or exchanged for a specified amount of common equity of the same or different issuer within a specified period of time at a specified price or based on a specified formula. In many cases, a convertible security entitles the holder to receive interest or a dividend that is generally paid or accrued until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally (i) have higher yields (i.e., rates of interest or dividends) than common stocks, but lower yields than comparable non-convertible securities, (ii) are less subject to fluctuation in value than the underlying common stock into which they are convertible due to their fixed-income characteristics and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases. The Fund’s and/or the Portfolio Funds’ investments in convertible securities are expected to primarily be in private convertible securities, but may be in public convertible securities.

The value of a convertible security is primarily a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (determined by reference to the security’s anticipated worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value typically declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also increase or decrease the convertible security’s value. If the conversion value is low relative to the investment value, the convertible security is valued principally by reference to its investment value. To the extent the value of the underlying common stock approaches or exceeds the conversion value, the convertible security will be valued increasingly by reference to its conversion value. Generally, the conversion value decreases as the convertible security approaches maturity. Where no market exists for a convertible security and/or the underlying common stock, such investments may be difficult to value. A public convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security.

A convertible security may in some cases be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security is called for redemption, the holder will generally have a choice of tendering the security for redemption, converting it into common stock prior to redemption, or selling it to a third party. Any of these actions could have a material adverse effect and result in losses to the Fund.

Derivative Instruments

Although not a principal investment strategy, the Fund or the Portfolio Funds may use financial instruments known as derivatives. A derivative is generally defined as an instrument whose value is derived from, or based upon, some underlying index, reference rate (such as interest rates or currency exchange rates), security, commodity or other asset. Following are descriptions of certain derivatives that the Portfolio Funds may use. The same descriptions apply to the Fund, mutatis mutandis, to the extent that it engages in derivatives transactions. Certain risks associated with derivatives are described under “GENERAL RISKS—Derivative Instruments” in the Prospectus.

Rule 18f-4 under the 1940 Act (“Rule 18f-4”) regulates a registered investment company’s use of derivatives and certain related instruments. Rule 18f-4 becomes effective on August 19, 2022. Rule 18f-4 imposes limits on the amount of derivatives a fund can enter into, eliminate the asset segregation framework currently used by funds to comply with Section 18 of the 1940 Act, treat derivatives as senior securities and require funds whose use of derivatives is more than a limited specified exposure amount to establish and maintain a comprehensive derivatives risk management program and appoint a derivatives risk manager.

Options and Futures

A Portfolio Fund may utilize options contracts, futures contracts, and options on futures contracts. It also may use so-called “synthetic” options or other derivative instruments written by broker-dealers or other financial intermediaries. Options transactions may be affected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, the Portfolio Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid, and, in such cases, a Portfolio Fund may have difficulty closing out its position. Over-the-counter options purchased and sold by the Portfolio Fund also may include options on baskets of specific securities.

A Portfolio Fund may purchase call and put options on specific securities or currencies and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option.

A covered call option is a call option with respect to which a Portfolio Fund owns the underlying security. The sale of such an option exposes the Portfolio Fund, during the term of the option, to possible loss of opportunity to realize appreciation in the market price of the underlying security and to the possibility that it might hold the underlying security in order to protect against depreciation in the market price of the security during a period when it might have otherwise sold the security. The seller of a covered call option assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option.

A covered put option is a put option with respect to which the seller has a short position in the underlying security. The seller of a covered put option assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received and gives up the opportunity for gain on the underlying security below the exercise price of the option. If the seller of the put option owns a put option covering an equivalent number of shares with an exercise price equal to or greater than the exercise price of the put written, the position is “fully hedged” if the option owned expires at the same time or later than the option written. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The seller of a put option may also be required to place cash or liquid securities in a segregated account to ensure compliance with its obligation to purchase the underlying security. The sale of such an option exposes the Portfolio Fund during the term of the option to a decline in price of the underlying security while depriving the Portfolio Fund of the opportunity to invest the segregated assets.

A Portfolio Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Portfolio Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Portfolio Fund would generally make a similar “closing sale transaction,” which involves liquidating its position by selling the option previously purchased. However, if deemed advantageous, the Portfolio Fund would be entitled to exercise the option.

A Portfolio Fund may enter into stock futures contracts, interest rate futures contracts, and currency futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists, and an investor may look only to the broker for performance of the contract. Transactions on foreign exchanges may include both commodities that are traded on domestic exchanges and those that are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the U.S. Commodity Futures Trading Commission (the “CFTC”). Therefore, the CFTC does not have the power to compel enforcement of the rules of the foreign exchange or the laws of the foreign country. Moreover, such laws or regulations will vary depending on the foreign country in which the transaction occurs. For these reasons, the Portfolio Funds may not be afforded certain of the protections that apply to domestic transactions, including the right to use domestic alternative dispute resolution procedures. In particular, funds received from customers to margin foreign futures transactions may not be provided the same protections as funds received to margin futures transactions on domestic exchanges. In addition, the price of any foreign futures or option contract and, therefore, the potential profit and loss resulting from that contract, may be affected by any fluctuation in the foreign exchange rate between the time the order is placed and the foreign futures contract is liquidated or the foreign option contract is liquidated or exercised.

In addition to futures contracts traded on U.S. domestic markets or exchanges that are regulated by the CFTC or on foreign exchanges, Portfolio Funds may also trade certain futures either over-the-counter or on trading facilities such as derivatives transaction execution facilities, exempt boards of trade or electronic trading facilities that are licensed and/or regulated to varying degrees by the CFTC. In addition, certain single stock futures and narrow-based security index futures may be traded over-the-counter or on trading facilities such as contract markets, derivatives transaction execution facilities and electronic trading facilities that are licensed and/or regulated to varying degrees by both the CFTC and the SEC or on foreign exchanges.

Trading in futures involves risk of loss to the Portfolio Fund that could materially adversely affect the net asset value of the Fund. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day by regulations referred to as “daily price fluctuation limits” or “daily limits.” Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Portfolio Fund to substantial losses, which may result in losses to the Fund. In addition, the CFTC and various exchanges impose speculative position limits on the number of positions that each Portfolio Fund may indirectly hold or control in certain particular futures or options contracts. Many of the major U.S. exchanges have eliminated speculative position limits and have substituted position accountability rules that would permit the Portfolio Funds to trade without restriction as long as such Portfolio Funds can demonstrate the positions acquired were not acquired for the purpose of manipulating the market.

Successful use of futures by a Portfolio Fund depends on its ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The prices of all derivative instruments, including futures and options prices, are highly volatile. Price movements of forward contracts, futures contracts, and other derivative contracts in which a Portfolio Fund may invest are influenced by, among other things: interest rates; changing supply and demand relationships; trade, fiscal, monetary, and exchange control programs and policies of governments; and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those currencies and interest rate-related futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Portfolio Funds are also subject to the risk of the failure of any of the exchanges on which their positions trade or of their clearinghouses.

A stock index future obligates a Portfolio Fund to pay, or entitles it to receive, an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day. An interest rate future obligates a Portfolio Fund to purchase or sell an amount of a specific debt security at a future date at a specific price. A currency future obligates a Portfolio Fund to purchase or sell an amount of a specific currency at a future date at a specific price.

Call and Put Options on Securities Indexes

A Portfolio Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging and non-hedging purposes to pursue its investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by a Portfolio Fund of options on stock indexes will be subject to the ability to correctly predict movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Yield Curve Options

A Portfolio Fund may enter into options on the yield “spread” or differential between two securities. Such transactions are referred to as “yield curve” options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities, rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease. The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, such options present a risk of loss even if the yield of one of the underlying securities remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

Rights and Warrants

A Portfolio Fund may invest in rights and warrants. Rights (sometimes referred to as “subscription rights”) and warrants may be purchased separately or may be received as part of a distribution in respect of, or may be attached to, other securities that a Portfolio Fund has purchased. Rights and warrants are securities that give the holder the right, but not the obligation, to purchase equity securities of the company issuing the rights or warrants, or a related company, at a fixed price either on a date certain or during a set period. Typically, rights have a relatively short term (e.g., two to four weeks), whereas warrants can have much longer terms. At the time of issue, the cost of a right or warrant is substantially less than the cost of the underlying security itself.

Particularly in the case of warrants, price movements in the underlying security are generally magnified in the price movements of the warrant. This effect would enable a Portfolio Fund to gain exposure to the underlying security with a relatively low capital investment but increases the Portfolio Fund’s risk in the event of a decline in the value of the underlying security and can result in a complete loss of the amount invested in the warrant. In addition, the price of a warrant tends to be more volatile than, and may not correlate exactly to, the price of the underlying security. If the market price of the underlying security is below the exercise price of the warrant on its expiration date, the warrant will generally expire without value. The equity security underlying a warrant is authorized at the time the warrant is issued or is issued together with the warrant, which may result in losses to the Fund. Investing in warrants can provide a greater potential for profit or loss than an equivalent investment in the underlying security, and, thus, can be a speculative investment. The value of a warrant may decline because of a decline in the value of the underlying security, the passage of time, changes in interest rates or in the dividend or other policies of the company whose equity underlies the warrant or a change in the perception as to the future price of the underlying security, or any combination thereof. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer.

Swaps

A Portfolio Fund may enter into equity, interest rate, index, currency rate, total return and/or other types of swap agreements. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if a Portfolio Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount” (i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index).

Interest Rate, Mortgage and Credit Swaps

A Portfolio Fund may enter into interest rate swaps. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels. Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest. The notional principal amount, however, is tied to a reference pool or pools of mortgages. Credit swaps involve the receipt of floating or fixed note payments in exchange for assuming potential credit losses on an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive a payment from the other party, upon the occurrence of specified credit events.

Equity Index Swaps

A Portfolio Fund may enter into equity index swaps. Equity index swaps involve the exchange by a Portfolio Fund with another party of cash flows based upon the performance of an index or a portion of an index of securities that usually includes dividends. A Portfolio Fund may purchase cash-settled options on equity index swaps. A cash-settled option on a swap gives the purchaser the right, but not the obligation, in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. These options typically are purchased in privately negotiated transactions from financial institutions, including securities brokerage firms.

Currency Swaps

A Portfolio Fund may enter into currency swaps for both hedging and non-hedging purposes. Currency swaps involve the exchange of rights to make or receive payments in specified foreign currencies. Currency swaps usually involve the delivery of the entire principal value of one designated currency in exchange for another designated currency. Therefore, the entire principal value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. The use of currency swaps is a highly specialized activity that involves special investment techniques and risks. Incorrect forecasts of market values and currency exchange rates can materially adversely affect the Portfolio Fund’s performance. If there is a default by the other party to such a transaction, the Portfolio Fund will have contractual remedies pursuant to the agreements related to the transaction.

Total Return Swaps

A Portfolio Fund may enter into total return swaps. In a total return swap, one party pays a rate of interest in exchange for the total rate of return on another investment. For example, if a Portfolio Fund wished to invest in a senior loan, it could instead enter into a total return swap and receive the total return of the senior loan, less the “funding cost,” which would be a floating interest rate payment to the counterparty.

Swaptions

A Portfolio Fund may also purchase and write (sell) options contracts on swaps, commonly referred to as “swaptions.” A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms.

Certain swap agreements into which a Portfolio Fund enters may require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, the Portfolio Fund’s current obligations (or rights) under such swap agreements generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps consists of the net amount of the payments that the Portfolio Fund is contractually obligated to make. If the other party to a swap defaults, the Portfolio Fund’s risk of loss consists of the net amount of the payments that the Portfolio Fund contractually is entitled to receive.

Distressed Securities

The Fund or a Portfolio Fund may invest in debt or equity securities of domestic and foreign issuers in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings. Investments of this type may involve substantial financial and business risks that can result in substantial or at times even total losses. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by state and federal laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability, and a bankruptcy court’s power to disallow, reduce, subordinate, or disenfranchise particular claims. The market prices of such securities are also subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and ask prices of such securities may be greater than those prevailing in other securities markets. It may take a number of years for the market price of such securities to reflect their intrinsic value. In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied), or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Portfolio Fund of the security in respect to which such distribution was made.

Additional Method of Investing in a Portfolio Fund

The Fund typically invests directly in a Portfolio Fund by purchasing an interest in such Portfolio Fund. There may be situations, however, where a Portfolio Fund is not open or available for direct investment by the Fund or where the Adviser elects for other reasons to invest indirectly in a Portfolio Fund (including, without limitation, restrictions of the 1940 Act). On occasions where the Adviser determines that an indirect investment is the most effective or efficient means of gaining exposure to a Portfolio Fund, the Fund may invest in a Portfolio Fund indirectly, such as by purchasing a structured note or entering into a swap or other contract paying a return tied to the return of a Portfolio Fund. In the case of a structured note or a swap, a counterparty would agree to pay to the Fund a return based on the return of the Portfolio Fund, in exchange for consideration paid by the Fund equivalent to the cost of purchasing an ownership interest in the Portfolio Fund. Indirect investment through a swap or similar contract in a Portfolio Fund carries with it the credit risk associated with the counterparty. Indirect investments will generally be subject to transaction and other fees, which will reduce the value of the Fund’s investment. There can be no assurance that the Fund’s indirect investment in a Portfolio Fund will have the same or similar results as a direct investment in the Portfolio Fund, and the Fund’s value may decrease as a result of such indirect investment. When the Fund makes an indirect investment in a Portfolio Fund by investing in a structured note, swap, or other contract intended to pay a return equal to the total return of such Portfolio Fund, such investment by the Fund may be subject to additional regulations.

Eurozone Risk

The Fund may invest directly or indirectly from time to time in European companies and assets and companies and assets that may be affected by the Eurozone economy. Ongoing concerns regarding the sovereign debt of various Eurozone countries, including the potential for investors to incur substantial write-downs, reductions in the face value of sovereign debt and/or sovereign defaults, as well as the possibility that one or more countries might leave the European Union (“EU”) or the Eurozone create risks that could materially and adversely affect the Fund Investments. Sovereign debt defaults and EU and/or Eurozone exits could have material adverse effects on the Fund’s investments in European companies and assets, including, but not limited to, the availability of credit to support such companies’ financing needs, uncertainty and disruption in relation to financing, increased currency risk in relation to contracts denominated in Euros and wider economic disruption in markets served by those companies, while austerity and/or other measures introduced to limit or contain these issues may themselves lead to economic contraction and resulting adverse effects for the Fund. Legal uncertainty about the funding of Euro-denominated obligations following any breakup or exits from the Eurozone, particularly in the case of investments in companies and assets in affected countries, could also have material adverse effects on the Fund.

Risks arising from the United Kingdom’s Exit from the European Union

The United Kingdom (the “UK”) left the European Union (the “EU”) on January 31, 2020 (“Brexit”). During an 11-month transition period, the UK and the EU agreed to a Trade and Cooperation Agreement which sets out the agreement for certain parts of the future relationship between the EU and the UK from January 1, 2021. The Trade and Cooperation Agreement does not provide the UK with the same level of rights or access to all goods and services in the EU as the UK previously maintained as a member of the EU and during the transition period. In particular, the Trade and Cooperation Agreement does not yet include an agreement on financial services. Accordingly, uncertainty remains in certain areas as to the future relationship between the UK and the EU.

From January 1, 2021, EU laws ceased to apply in the UK. However, many EU laws have been transposed into English law and these transposed laws will continue to apply until such time that they are repealed, replaced or amended. Depending on the terms of any future agreement between the EU and the UK on financial services, substantial amendments to English law may occur, and it is impossible to predict the consequences on the Fund and its investments. Such changes could be materially detrimental to the Fund and its investors.

The UK’s exit from the EU could have a significant adverse impact on the UK, and European and global macroeconomic conditions and could lead to prolonged political, legal, regulatory, tax and economic uncertainty. The UK’s withdrawal from the EU may cause uncertainty in a number of areas including, but not limited to market volatility and illiquidity, heightened counterparty risk, currency fluctuations, deterioration in economic activity, legal uncertainty, a decrease in business confidence, and increased likelihood of a recession in the UK. In connection with investments in non-U.S. issuers, the Fund may engage in foreign currency exchange transactions but is not required to hedge its currency exposure. In addition, the Fund may invest directly or indirectly from time to time in European companies and assets, including investments located in the UK. The volatility and uncertainty caused by Brexit may adversely affect the value of such investments and the ability to achieve the investment objective of the Fund. The Fund intends to make investments that may be denominated in British Pound Sterling or Euros. Because the Fund’s net asset value is determined in U.S. Dollars, the depreciation of the British Pound Sterling and/or the Euro in relation to the U.S. Dollar in connection with Brexit would adversely affect the Fund’s investments denominated in British Pound Sterling or Euros that are not fully hedged regardless of the performance of the underlying investment.

BOARD OF TRUSTEES AND OFFICERS

The business operations of the Fund are managed and supervised under the direction of the Board, subject to the laws of the State of Delaware and the Fund’s amended and restated agreement and declaration of trust (“Agreement and Declaration of Trust”). The Board has overall responsibility for the management and supervision of the business affairs of the Fund on behalf of its Shareholders, including the authority to establish policies regarding the management, conduct and operation of its business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The officers of the Fund conduct and supervise the daily business operations of the Fund.

The trustees of the Fund (each, a “Trustee”) are not required to contribute to the capital of the Fund or to hold interests therein. A majority of Trustees are not “interested persons” (as defined in the 1940 Act) of the Fund (collectively, the “Independent Trustees”).

The identity of Trustees and officers of the Fund, and their brief biographical information, including their addresses, their year of birth and descriptions of their principal occupations during the past five years is set forth below.

The Trustees serve on the Board for terms of indefinite duration. A Trustee’s position in that capacity will terminate if the Trustee is removed or resigns or, among other events, upon the Trustee’s death, incapacity, retirement or bankruptcy. A Trustee may resign upon written notice to any officer of the Fund or the other Trustees, and may be removed with or without cause either by (i) the vote of a majority of the Trustees or (ii) the vote of Shareholders holding not less than two-thirds of the total combined net asset value of all Shares of the Fund and each Class issued and outstanding voting as a single class or group. In the event of any vacancy in the position of a Trustee, the remaining Trustees may appoint an individual to serve as a Trustee so long as immediately after the appointment at least two-thirds of the Trustees then serving have been elected by the Shareholders of the Fund. The Board may call a meeting of the Shareholders to fill any vacancy in the position of a Trustee of the Fund, and must do so if the Trustees who were elected by the Shareholders cease to constitute a majority of the Trustees then serving on the Board.

The Board believes that each of the Trustees’ experience, qualifications, attributes and skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that each Trustee should serve in such capacity. Among the attributes common to all Trustees is the ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the other Trustees, the Adviser, other service providers, counsel and the independent registered public accounting firm, and to exercise effective business judgment in the performance of their duties as Trustees. A Trustee’s ability to perform his or her duties effectively may have been attained through the Trustee’s business, consulting, and public service work; experience as a board member of non-profit entities or other organizations; education or professional training; and/or other life experiences. In addition to these shared characteristics, set forth below is a brief discussion of the specific experience, qualifications, attributes or skills of each Trustee. Specific details regarding each Trustee’s principal occupations during the past five years are included in the tables below. See “BOARD OF TRUSTEES AND OFFICERS—Independent Trustees” and “BOARD OF TRUSTEES AND OFFICERS—Interested Trustees and Officers.”

NAME AND YEAR OF BIRTH	POSITION(S) WITH THE FUND	LENGTH OF SERVICE	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE	OTHER DIRECTORSHIPS** HELD BY TRUSTEE
INDEPENDENT TRUSTEES*
Thomas A. Hale (1957)***	Trustee; Chairman	Since Inception	Director of Strategic Planning, Confluence Investment Management LLC (2017 – present).	1	None
Michelle L. Cahoon (1966)***	Trustee; Audit Committee Chair	Since Inception	Consulting Chief Financial Officer, Driehaus Capital Management LLC (January 2019 – March 2019); Vice President and Treasurer, Driehaus Mutual Funds (2006 – 2018); Chief Financial Officer and Treasurer, Driehaus Capital Management LLC and Driehaus Securities LLC (2004 – 2018).	1	Independent Trustee, Russell Investment Company and Russell Investment Funds (April 2021 – present).
James P. Breen (1952)***	Trustee	Since Inception	Partner, KPMG LLP (1974 – 2020); Adjunct Instructor, University of Notre Dame (1999 – 2020).	1	None
INTERESTED TRUSTEE*
Kevin T. Callahan (1965)***	Trustee; President and Principal Executive Officer	Since Inception	Founder, Fairway Capital (2017 to present); previously Chief Operating Officer, Adams Street Partners (1994 – 2016)	1	Independent Trustee, PPM Funds (2017 – present).

*	Each Trustee serves an indefinite term, until his or her successor is elected.
**	Includes any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or subject to the requirements of Section 15(d) of the Exchange Act or any company registered under the 1940 Act.
***	The business address for each Trustee of the Fund is One South Wacker Drive, Ste. 1050, Chicago, IL 60606.

OFFICERS
NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) WITH THE FUND	LENGTH OF SERVICE	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
Martin R. Dean (1963) 2 Easton Oval Suite 300 Columbus, OH 43219	Chief Compliance Officer	Since Inception	Senior Vice President and Head of Fund Compliance, Ultimus Fund Solutions, LLC (2016 – Present); Senior Vice President and Compliance Group Manager, Huntington Asset Services, Inc. (2013 – 2015).
Brian Curley (1970) 80 Arkay Drive Suite 110 Hauppauge, NY 11788	Treasurer and Principal Financial Officer	Since May 2022	Vice President, Ultimus Fund Solutions, LLC (2015 – Present).
Christine Palermo (1976) 80 Arkay Drive Suite 110 Hauppauge, NY 11788	Assistant Treasurer	Since May 2022	Manager, Fund Administration, Ultimus Fund Solutions, LLC (2008 – Present).
Jesse D. Hallee (1976) 225 Pictoria Drive Suite 450 Cincinnati, OH 45246	Secretary	Since Inception	Vice President and Senior Managing Counsel, Ultimus Fund Solutions, LLC (2019 – Present); Vice President and Managing Counsel, State Street Bank and Trust Company (2013 – 2019).
Jennifer Merchant (1975) 225 Pictoria Drive Suite 450 Cincinnati, OH 45246	Assistant Secretary	Since May 2022	Assistant Vice President and Counsel, Legal Administration, Ultimus Fund Solutions, LLC (2022 – Present); General Counsel, Office of the State Treasurer, Washington State (2019 - 2022); Compliance Officer, Washington State Investment Board (2010 - 2019).
Jonathan D. Burgess (1988) 225 Pictoria Drive Suite 450 Cincinnati, OH 45246	Assistant Secretary	Since Inception	Manager, Legal Administration, Ultimus Fund Solutions, LLC (2021 – Present); Assistant Vice President and Paralegal Team Lead, State Street Bank and Trust Company (2014 – 2021).
Jared Lahman (1986) 4221 North 203rd Street Suite 100 Elkhorn, NE 68022	Anti-Money Laundering Compliance Officer	Since Inception	AML Officer of the Trust (October 2021 – Present); Compliance Analyst, Northern Lights Compliance Services, LLC (2019 – Present); Manager, Fund Accounting, Gemini Fund Services, LLC (2014 – 2018).

Leadership Structure and Oversight Responsibilities

Overall responsibility for oversight of the Fund rests with the Board. The Fund has engaged the Adviser to manage the Fund on a day-to-day basis. The Board is responsible for overseeing the Adviser and other service providers in the operations of the Fund in accordance with the provisions of the 1940 Act, applicable provisions of state and other laws and the Agreement and Declaration of Trust. The Board is currently composed of four members, three of whom are Independent Trustees. The Board generally meets at regularly-scheduled meetings four (4) times each year. In addition, the Board may hold special or telephonic meetings or informal conference calls to discuss specific matters that may arise or require action between regular meetings. The Independent Trustees have also engaged independent legal counsel to assist them in performing their oversight responsibility. As described below, the Board has established an audit committee (the “Audit Committee”) and may establish ad hoc committees or working groups from time to time to assist the Board in fulfilling its oversight responsibilities.

The Board has appointed Thomas A. Hale, an Independent Trustee, to serve in the role of Chairman. The Chairman’s role is to preside at all meetings of the Board and to act as liaison with the Adviser, other service providers, counsel and other Trustees generally between meetings. The Chairman serves as a key point person for dealings between management and the Trustees. The Chairman may also perform such other functions as may be delegated by the Board from time to time. The Board has determined that the Board’s leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over matters under its purview and it allocates areas of responsibility among committees of Trustees and the full Board in a manner that enhances effective oversight.

The Fund is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. Risk oversight forms part of the Board’s general oversight of the Fund and is addressed as part of various Board and committee activities. Day-to-day risk management functions are subsumed within the responsibilities of the Adviser and other service providers (depending on the nature of the risk), which carry out the Fund’s investment management and business affairs. The Adviser and other service providers employ a variety of processes, procedures and controls to identify various events or circumstances that give rise to risks, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each of the Adviser and other service providers has their own independent interests in risk management, and their policies and methods of risk management depend on their functions and business models. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund or to develop processes and controls to eliminate or mitigate their occurrence or effects. The Board requires senior officers of the Fund, including the President, Principal Financial Officer and Chief Compliance Officer, and the Adviser, to report to the full Board on a variety of matters at regular and special meetings of the Board, including matters relating to risk management. The Board and the Audit Committee also receive regular reports from the Fund’s independent registered public accounting firm on internal control and financial reporting matters. Additionally, the Board receives reports from certain of the Fund’s other primary service providers on a periodic or regular basis, including the Fund’s custodian and distributor. The Board may, at any time and in its discretion, change the manner in which it conducts risk oversight.

Committees of the Board of Trustees

Audit Committee

The Board has formed an Audit Committee that is responsible for overseeing the Fund’s accounting and financial reporting policies and practices, its internal controls, and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund’s financial statements and the independent audit of those financial statements; and acting as a liaison between the Fund’s independent auditors and the full Board. In performing its responsibilities, the Audit Committee selects and recommends annually to the entire Board a firm of independent certified public accountants to audit the books and records of the Fund for the ensuing year, and reviews with the firm the scope and results of each audit. The Audit Committee currently consists of each of the Fund’s Independent Trustees. During the most recent fiscal period ended March 31, 2022, the Audit Committee met two (2) times.

Trustee Ownership of Securities

	Dollar Range of Equity Securities in the Fund(1)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Independent Trustees
Thomas A. Hale	None	None
Michelle L. Cahoon	None	None
James P. Breen	None	None
Interested Trustee
Kevin T. Callahan	Over $100,000	Over $100,000

(1)	As of March 31, 2022.

Independent Trustee Ownership of Securities of the Adviser

None of the Independent Trustees (or their immediate family members) owns securities of the Adviser, or of an entity (other than a registered investment company) controlling, controlled by or under common control with the Adviser.

Trustee Compensation

In consideration of the services rendered by the Independent Trustees, the Fund pays each Independent Trustee a retainer of $50,000 per year. The Fund pays the Chairs of the Board and the Audit Committee each an additional annual retainer of $5,000. Trustees that are interested persons are not compensated by the Fund. The Trustees do not receive any pension or retirement benefits.

The following table sets forth certain information regarding the compensation to be paid to the Funds’ Trustees during the current fiscal year ending March 31, 2023.

Name of Trustee	Aggregate Compensation from the Fund(1)	Total Compensation from Funds and Fund Complex Paid to Trustees(2)
Thomas A. Hale	$55,000	$55,000
Michelle L. Cahoon	$55,000	$55,000
James P. Breen	$50,000	$50,000
Kevin T. Callahan	N/A	N/A

(1)	The compensation estimated to be paid by the Fund for the first full fiscal year for services to the Fund.
(2)	The total estimated compensation to be paid from the Fund and Fund Complex for a full calendar year.

CODES OF ETHICS

The Fund and the Adviser have each adopted a code of ethics pursuant to Rule 17j-l of the 1940 Act, which is designed to prevent affiliated persons of the Fund and the Adviser from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Fund. The codes of ethics permit persons subject to them to invest in securities, including securities that may be held or purchased by the Fund, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

The codes of ethics are included as exhibits to the Fund’s registration statement filed with the SEC. The codes of ethics are available on the EDGAR database on the SEC’s Internet site at http://www.sec.gov, and may be obtained after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

INVESTMENT MANAGEMENT AND OTHER SERVICES

The Adviser

Fairway Capital Management, LLC, a limited liability company, serves as the investment adviser to the Fund. The Adviser is registered as an investment adviser with the SEC under the Advisers Act. Subject to the general supervision of the Board, and in accordance with the investment objective, policies, and restrictions of the Fund, the Adviser is responsible for the management and operation of the Fund and the investment of the Fund’s assets. The Adviser provides such services to the Fund pursuant to the investment management agreement (the “Investment Management Agreement”).

The Investment Management Agreement became effective on December 17, 2021 and, unless otherwise terminated, will continue in effect for two years from such date. Thereafter, the Investment Management Agreement will continue in effect from year to year, so long as such continuance is specifically approved at least annually (i) by the Board or by vote of a majority of the outstanding voting securities of the Fund, and (ii) by vote of a majority of the Trustees of the Fund who are not interested persons of the Fund or the Adviser, cast in person at a meeting called for the purpose of voting on, such approval. The Investment Management Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act) and is terminable without penalty (i) on sixty (60) days’ written notice to the Adviser either by vote of the Board or by vote of a majority of the outstanding voting securities of the Funds, or (ii) on ninety (90) days’ written notice to the Fund by the Adviser. A discussion regarding the basis for the Board’s approval of the Investment Management Agreement is available in the Fund’s annual report to shareholders for the period ended March 31, 2022.

The Investment Management Agreement provides that, in the absence of willful misfeasance, bad faith or gross negligence on the part of the Adviser, or reckless disregard of its obligations and duties thereunder, the Adviser will not be liable to the Fund or to any Shareholder of the Fund or to any other person, firm or organization, for any act or omission in the course of, or connected with, rendering services thereunder. The Investment Management Agreement also provides for indemnification by the Fund, to the fullest extent permitted by law, of the Adviser, its affiliates and any of their respective partners, members, directors, officers, employees and shareholders from and against any and all claims, liabilities, damages, losses, costs and expenses that arise out of or in connection with the performance or non-performance of or by such person of any of the Adviser’s responsibilities under the Investment Management Agreement, provided that such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Fund, and so long as the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, or gross negligence or reckless disregard of such person’s obligations under the Investment Management Agreement.

In consideration of the advisory and other services provided by the Adviser to the Fund under the Investment Management Agreement, the Fund pays the Adviser an investment management fee (the “Management Fee”) at the annual rate of 0.75% on the Fund’s average net assets (or such lesser amount as the Adviser may from time to time agree to receive). The Management Fee is paid to the Adviser out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund. The Management Fee is payable quarterly in arrears or at such other intervals, as the Board may determine and specify in writing to the Adviser.

A portion of the Management Fee may be paid to brokers or dealers that assist in the distribution of Shares.

In addition, the Fund pays the Adviser an incentive fee in respect of each calendar quarter of the Fund (the “Incentive Fee”) equal to 10% of the excess, if any, of (i) the net profits of the Fund for the applicable quarter over (ii) the then balance, if any, of the Loss Recovery Account (as defined below). The Fund maintains a memorandum account (the “Loss Recovery Account”), which had an initial balance of zero and is (i) increased upon the close of each calendar quarter of the Fund by the amount of the net losses of the Fund for the quarter, and (ii) decreased (but not below zero) upon the close of each calendar quarter by the amount of the net profits of the Fund for the quarter. Shareholders benefit from the Loss Recovery Account in proportion to their holdings of Shares.

The Adviser has entered into an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to reduce the Management Fee payable to it (but not below zero), and to pay any operating expenses of the Fund, to the extent necessary to limit the operating expenses of the Fund, excluding certain “Excluded Expenses” listed below, to the annual rate (as a percentage of the net assets of the applicable class of Shares of the Fund, as calculated at the end of each calendar quarter) of 2.00% and 2.70% with respect to Class I Shares and Class A Shares, respectively (the “Expense Cap”). Excluded Expenses that are not covered by the Expense Cap include: brokerage commissions and other similar transactional expenses, interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), other borrowing costs and fees including interest and commitment fees, taxes, acquired fund fees and expenses, Incentive Fees to be paid to the Adviser, litigation and indemnification expenses, judgments, and extraordinary expenses.

If the Adviser waives its Management Fee or pays any operating expenses of the Fund pursuant to the Expense Cap, the Adviser may, for a period ending three years after the end of the quarter in which such fees or expenses are waived or incurred, recoup amounts waived or incurred to the extent such recoupment does not cause the Fund’s operating expense ratio (after recoupment and excluding the Excluded Expenses) to exceed the lesser of (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment. The Expense Limitation Agreement will continue in effect through July 31, 2023, and will renew automatically for successive periods of one year thereafter, unless written notice of termination is provided by the Adviser to the Fund not less than 10 days prior to the end of the then-current term. The Board may terminate the Expense Limitation Agreement at any time on not less than ten (10) days’ prior notice to the Adviser, and the Expense Limitation Agreement may be amended at any time only with the consent of both the Adviser and the Board.

For the most recent fiscal period from the Fund’s commencement of operations on December 29, 2021 through March 31, 2022, the Adviser earned $19,109 in Management Fees and waived and/or reimbursed $437,453 in Management Fees and expenses of the Fund pursuant to the Expense Limitation Agreement.

Investment Team

Experienced Investment Team

The investment team members have worked together for many years at another firm. Our investment team anticipates having access to many highly sought-after private funds through relationships developed over many decades. In addition, the Adviser has partnered with industry leading service professionals to provide our clients best-in-class institutional quality service for all aspects of the relationship.

The Adviser’s team members have relationships with many of the top private equity and venture capital investors that have been developed over decades. The Adviser has made seventeen venture capital fund investments and three direct company investments since the firm’s inception in 2019. The Adviser’s team members have been involved with over 200 private equity and venture capital investments throughout their multi-decade careers in the industry.

The personnel of the Adviser who currently have primary responsibility for management of the Fund (the “Portfolio Managers”) are:

Kevin T. Callahan

Kevin T. Callahan is a Founding Partner of Fairway Capital Management. Prior to founding Fairway Capital Management, Mr. Callahan was the Chief Operating Officer at Adams Street Partners, a global private markets investment management firm. As Chief Operating Officer, he was Chairman of Adams Street Partners’ Operating Committee which oversaw issues related to client service, finance, human resources, legal and information technology. In addition, as Head of the Adams Street Partners Client Service team, Mr. Callahan oversaw all aspects of Adams Street Partners’ client servicing functions including the portfolio management of the fund of funds programs and separate account portfolios. He worked closely with clients in the management of their portfolios, including the development and monitoring of their private equity programs. Mr. Callahan actively participated in all aspects of Adams Street Partners’ investment process and was a member of the Executive Committee and Strategic Advisory Committee. Before joining Adams Street Partners in 2000, he was a senior member of Brinson Partners’ global investment team for six years, responsible for providing client service and relationship management to Brinson Partners’ clients. From 1987 to 1994, he was a Manager in the Audit and Financial Consulting Department of Arthur Andersen LLP, where he worked exclusively in the financial services industry. Mr. Callahan earned a BS degree from Ohio State University and an MBA from the University of Chicago Booth School of Business. Mr. Callahan is a member of the CFA Institute and the CFA Society of Chicago and holds the CPA designation.

Mr. Callahan is a Trustee of the PPM Funds, a family of mutual funds. In addition, he is a member of the Chicago Booth Graduate School of Business Private Equity Advisory Council and a Trustee of the First Tee of Greater Chicago.

Tom Gladden

Tom Gladden is a Founding Partner of Fairway Capital Management. Prior to founding Fairway Capital Management, Mr. Gladden was an advisor to U.S. based venture capital and private equity firms at Macrosight, which he founded in 2017. At Macrosight, Mr. Gladden helped firms with strategic planning, public relations, marketing, relationship management and the fundraising process.

Prior to Macrosight, Mr. Gladden was an investor in venture capital and private equity funds at Adams Street Partners for more than 14 years. At Adams Street Partners, he evaluated nearly 1,000 fund investment opportunities and made 95 investments in venture capital and private equity funds, while sourcing and working on several secondary transactions, including one of the firm’s largest venture capital secondary investments. Throughout his career at Adams Street Partners, Mr. Gladden predominantly spent his time focusing on venture capital and growth funds. Over that time, he built strong relationships with most of the top venture capitalists in Adams Street Partners’ portfolio and around the world.

Prior to joining Adams Street Partners in 2002, Mr. Gladden worked on the Private Capital and Real Estate team at Duke Management Company, which managed the assets of Duke University and the Duke University Hospital System. His other experience includes hospital consulting with APM, Inc. and managing a not-for-profit serving underprivileged children and teens in Chicago.

Mr. Gladden has an A.B., magna cum laude, from Dartmouth College and a M.S. in Computer Science from the University of Chicago. Mr. Gladden is a Trustee at Roosevelt University of Chicago and a member of the Executive Committee of the Dartmouth Club of Chicago.

Laura Milligan

Laura Milligan is a Founding Partner of Fairway Capital Management. Ms. Milligan most recently spent six years at the Boeing Company as part of the Trust Investments team that managed the firm’s $60 billion defined benefit plan. Ms. Milligan was the Director of Private Equity where she managed a nearly $3 billion portfolio of private equity fund investments and was responsible for sourcing, investigating and monitoring buyout, venture capital and special situations funds. Prior to Boeing, Ms. Milligan spent four years as a Senior Associate on the private equity manager research team at Mercer Investment Consulting where she evaluated private funds for investment. Prior to Mercer, Ms. Milligan spent three years as an Associate at Adams Street Partners. Ms. Milligan began her career working in the Investment Banking group and Equity Research team at Robert W. Baird. She has a BBA from the University of Notre Dame where she graduated summa cum laude, and a MBA from The Kellogg School of Management at Northwestern University.

Kathy Wanner

Kathy Wanner is a Founding Partner of Fairway Capital Management. Prior to founding Fairway Capital Management, Ms. Wanner served as an Operating Partner and Advisor at Abundant Venture Partners from 2016 to 2020. Prior to Abundant Venture Partners, Ms. Wanner spent 22 years at Brinson Partners/Adams Street Partners, a global private markets investment management firm and its predecessor organizations, where she made more than 100 primary and secondary investments in venture capital, growth, and buyout funds around the world. Ms. Wanner managed the US Primary investment team and oversaw deployment of client’s capital into US primary investments, annually totaling between $800 million and $1 billion into more than 20 funds. She served on the firm’s Global Primary Investment Committee, which was responsible for sourcing, analyzing and monitoring investments in private equity partnerships, implementing strategy and approving all global primary fund investments. Ms. Wanner served on many private equity and venture capital advisory boards, and her team was responsible for monitoring all US private equity and venture capital general partner relationships. Before joining the Adams Street Partners in 1998, she was at Brinson Partners for five years and served in various roles within the finance, communications and business development groups where she was responsible for the revenue cycle, statistical analysis and market research. From 1989 to 1993, Ms. Wanner earned experience in statistical modeling, reporting, tracking and analysis as a Senior Financial Analyst at Frontier Risk Management, Range Wise, Inc. and Morgan Stanley & Company. Ms. Wanner received a Bachelor of Science in Finance from Binghamton University and a Master of Business Administration from the Kellogg School of Management at Northwestern University.

Ms. Wanner is a founding board member at DCALTA, a 501(c) non-profit organization created to educate the community on the benefits of including alternative investments within a defined contribution framework to better secure retirement outcomes for plan participants. In addition, she is a board member at CureSearch, a national non-profit foundation that accelerates the search for cures for children’s cancer. Ms. Wanner serves on the board and is the audit committee chair for New Fortress Energy (NASDAQ: NFE).

Other Accounts Managed by the Portfolio Managers

The table below identifies the number of accounts for which the Portfolio Managers have day-to-day management responsibilities and the total assets in such accounts, within each of the following categories: registered investment companies, other pooled investment vehicles and other accounts, as of March 31, 2022.

	Number of Other Accounts Managed and Total Value of Assets by Account Type for Which There is No Performance-Based Fee:			Number of Other Accounts and Total Value of Assets for Which Advisory Fee is Performance-Based:
	Registered investment companies	Other pooled investment vehicles	Other accounts	Registered investment companies	Other pooled investment vehicles	Other accounts
Kevin T. Callahan	0	1 / $21,000,000	0	0	1 / $40,000,000	0
Tom Gladden	0	1 / $21,000,000	0	0	1 / $40,000,000	0
Laura Milligan	0	1 / $21,000,000	0	0	1 / $40,000,000	0
Kathy Wanner	0	1 / $21,000,000	0	0	1 / $40,000,000	0

The figures noted above represent the current commitment amounts of discretionary accounts overseen by the Adviser’s Investment Committee of which the above noted individuals are members. This does not include the value of accounts that are no longer making investments/not in their investment period.

Conflicts of Interest

The Portfolio Managers may manage separate accounts or other pooled investment vehicles that may have materially higher or different fee arrangements than the Fund and may also be subject to performance-based fees. The side-by-side management of these separate accounts and pooled investment vehicles may raise potential conflicts of interest relating to cross-trading and the allocation of investment opportunities. The Adviser has a fiduciary responsibility to manage all client accounts in a fair and equitable manner. The Adviser seeks to provide best execution of all securities transactions and to allocate investments to client accounts in a fair and reasonable manner. To this end, the Adviser has developed policies and procedures designed to mitigate and manage the potential conflicts of interest that may arise from side-by-side management.

Compensation of the Portfolio Managers

A competitive base salary and a performance-based bonus structure are in place for all team members. Portfolio Managers, analysts, and other associates are paid a competitive base salary and discretionary bonus based on their fiduciary investment responsibilities, performance of the individual, and performance of the firm. The discretionary bonus structure gives the Adviser the ability to remain competitive under current market conditions affecting compensation across the industry. The discretionary bonus may be payable in both cash and equity. In addition, certain employees of the Adviser also receive carried interest from certain of the Adviser’s clients.

Portfolio Manager Ownership of Securities in the Fund

The table below identifies the dollar range of equity securities in the Fund owned by each Portfolio Manager as of March 31, 2022.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund
Kevin T. Callahan	Over $1,000,000
Tom Gladden	$0
Laura Milligan	$0
Kathy Wanner	$0

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

The Adviser generally selects brokers and dealers to effect transactions on behalf of the Fund in substantially the following manner.

In selecting brokers and dealers to effect transactions on behalf of the Fund, the Adviser seeks to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. As described below, the Adviser may place orders with brokers that provide research services. Such transactions shall comply with the safe harbor (the “Safe Harbor”) under Section 28(e) of the Exchange Act with respect to the receipt of such services.

Consistent with the principle of seeking best price and execution, the Adviser may place brokerage orders with brokers that provide the Fund and the Adviser with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts.

In most instances, the Fund purchases interests in a Portfolio Fund directly from the Portfolio Fund, and such purchases by the Fund may be, but are generally not, subject to transaction expenses. Nevertheless, the Fund anticipates that some of its portfolio transactions (including investments in Portfolio Funds by the Fund) may be subject to expenses. Given the private markets focus of a majority of the Portfolio Funds, significant brokerage commissions are not anticipated to be paid by such funds.

For the most recent fiscal period from the Fund’s commencement of operations on December 29, 2021 through March 31, 2022, the Fund paid $1,215 in brokerage commissions.

ADMINISTRATOR; COMPLIANCE SERVICES

Ultimus Fund Solutions, LLC (the “Administrator” or “Ultimus”), 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45249, provides certain administrative, accounting and transfer agency services to the Fund pursuant to a Master Services Agreement between the Fund and the Administrator. For its services, the Fund pays the Administrator a fee and separate fixed fees to make certain filings. The Fund also reimburses the Administrator for certain out-of-pocket expenses incurred on the Fund’s behalf. The fees are accrued and paid monthly by the Fund and are based on the average net assets for the prior month and subject to monthly minimums. For the most recent fiscal period from the Fund’s commencement of operations on December 29, 2021 through March 31, 2022, the Fund paid Ultimus $34,132 in administration and accounting fees and $7,500 in transfer agency fees.

Northern Lights Compliance Services, LLC (“NLCS”), 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022, an affiliate of the Administrator, provides compliance services to the Fund pursuant to a Compliance Services Consulting Agreement. The Fund pays NLCS a fee for supplying the Fund’s Chief Compliance Officer and providing related compliance services. The Fund also reimburses NLCS for certain out-of-pocket expenses incurred on the Fund’s behalf. The fees are accrued and paid monthly by the Fund. For the most recent fiscal period from the Fund’s commencement of operations on December 29, 2021 through March 31, 2022, the Fund paid NLCS $13,375 in compliance services fees.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, located at 155 North Wacker Drive, Chicago, IL 60606, has been selected as the independent registered public accounting firm for the Fund and in such capacity will audit the Fund’s annual financial statements.

LEGAL COUNSEL

Ropes & Gray LLP, Three Embarcadero Center, San Francisco, CA 94111 and 191 North Wacker Drive, 32nd Floor, Chicago, IL 60606, serves as counsel to the Fund.

CUSTODIAN

UMB Bank, N.A. which has its principal office at 928 Grand Blvd., 10th Floor Kansas City, MO 64106 (the “Custodian”) serves as the primary custodian of the assets of the Fund, and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) in accordance with the requirements of Section 17(f) of the 1940 Act.

CALCULATION OF NET ASSET VALUE

The Fund will calculate the net asset value as of the close of business on the last business day of each calendar quarter, each date that a Share is offered or repurchased, as of the date of any distribution and at such other times as the Board shall determine (each, a “Determination Date”). In determining its net asset value, the Fund will value its investments as of the relevant Determination Date. The net asset value of the Fund will equal, unless otherwise noted, the value of the total assets of the Fund, less all of its liabilities, including accrued fees and expenses, each determined as of the relevant Determination Date. The net asset values of each class of Shares will be calculated separately based on the fees and expenses applicable to such class. It is expected that the net asset values of Class I Shares and Class A Shares will vary over time as a result of the differing fees and expenses applicable to each class.

PROXY VOTING POLICIES AND PROCEDURES

The Board has delegated to the Adviser responsibility for decisions regarding proxy voting (or equivalent votes and consents for entities that do not utilize proxies) for securities and other investments held by the Fund. The Adviser will vote such proxies and other matters in accordance with its proxy policies and procedures. Copies of the Adviser’s proxy policies and procedures are included as Appendix A to this SAI. The Board will periodically review the Fund’s voting record.

The Fund is required to file Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. The Fund’s Form N-PX filing will be available: (i) without charge, upon request, by calling the Fund at (833) 741-7382 or (ii) by visiting the SEC’s website at www.sec.gov.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of the Fund. A control person is any person who beneficially owns (either directly or indirectly) more than 25% of the voting securities of the Fund or acknowledges the existence of control. A control person may be able to determine the outcome of any matter affecting and voted on by shareholders of the Fund.

As of July 1, 2022, the following Trustees and officers of the Trust as a group beneficially owned (i.e., had direct or indirect voting and/or investment power) 99.01% of the Class I Shares of the Fund. As of July 1, 2022, the following persons were deemed to be control persons or principal shareholders of the Fund:

Name	Address	Class	Percentage of Class
Kevin T. Callahan	One South Wacker Drive, Suite 1050 Chicago, IL 60606	I	99.01%

The address of the Adviser is One South Wacker Drive, Suite 1050, Chicago, IL 60606. The Adviser is organized under the laws of the State of Delaware. No other persons owned of record or beneficially 5% or more of any class of the Fund’s outstanding Shares as of November 30, 2021.

FINANCIAL STATEMENTS

The financial statements and the report of the independent registered public accounting firm therein, appearing in the Fund’s Annual Report for the fiscal period ended March 31, 2022 are incorporated by reference in this SAI. Such Annual Report is available upon request and free of charge by contacting the Fund at (872) 250-1260.

ADDITIONAL INFORMATION

A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement may be reviewed and copied on the EDGAR database on the SEC’s website at http://www.sec.gov. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov).

APPENDIX A

PROXY VOTING POLICY

FAIRWAY PRIVATE EQUITY & VENTURE CAPITAL OPPORTUNITIES FUND

I.	INTRODUCTION

Fairway Private Equity & Venture Capital Opportunities Fund (the “Trust”) is the beneficial owner of its portfolio securities. Accordingly, the Trust’s Board of Trustees (the “Board”), acting on behalf of the Trust, has the right and the fiduciary obligation to vote proxies relating to the Trust’s portfolio securities in a manner consistent with the best interests of the Trust and its shareholders. Accordingly, the Board has adopted these Proxy Voting Policies and Procedures with respect to voting proxies relating to portfolio securities held by the Trust (these “Policies and Procedures”).

The Trust anticipates holding only Cash and Illiquid securities, with its investments primarily in Portfolio Funds. In general, Portfolio Funds do not often conduct meetings of investors, or have matters that are presented to owners for voting. Nevertheless, the Trust will fulfill the reporting requirements on Form N-PX, as described in Section VI below (“Annual Filing of Proxy Voting Record”).

II.	POLICY

A.	DELEGATION TO THE INVESTMENT ADVISER.

1.	The policy of the Trust is to delegate the responsibility for voting proxies relating to portfolio securities held by the Trust to the Trust’s investment adviser (the “Adviser”) as a part of the Adviser’s general management of the Trust, subject to the Board’s continuing oversight.

2.	The policy of the Trust is also to adopt the policies and procedures used by the Adviser to vote proxies relating to portfolio securities held by its clients, including the Trust (the “Adviser’s Policies and Procedures”).

3.	The Adviser shall periodically inform its employees (i) that they are under an obligation to be aware of the potential for conflicts of interest on the part of the Adviser with respect to voting proxies on behalf of the Trust, both as a result of the employee’s personal relationships and due to circumstances that may arise during the conduct of the Adviser’s business, and (ii) that employees should bring conflicts of interest of which they become aware to the attention of the management of the Adviser.

4.	The Adviser shall be responsible for coordinating the delivery of proxies by the Trust’s custodian to the Adviser or to an agent of the Adviser selected by the Adviser to vote proxies with respect to which the Adviser has such discretion.

III.	FIDUCIARY DUTY

The Adviser is a fiduciary to the Trust and must vote proxies in a manner consistent with the best interest of the Trust and its shareholders.

IV.	PROXY VOTING PROCEDURES

A.	ANNUAL PRESENTATION OF PROXY VOTING POLICIES TO THE BOARD. At least annually, the Adviser shall present to the Board for its review the Adviser’s Policies and Procedures. In addition, the Adviser shall notify the Board promptly of material changes to the Adviser’s Policies and Procedures.

B.	ANNUAL PRESENTATION OF PROXY VOTING RECORD TO THE BOARD. At least annually, the Adviser shall provide to the Board a record of each proxy voted with respect to portfolio securities held by the Trust during the year. With respect to those proxies that the Adviser has identified as involving a conflict of interest, the Adviser shall submit a separate report indicating the nature of the conflict of interest and how that conflict was resolved with respect to the voting of the proxy. For this purpose, a “conflict of interest” shall be deemed to occur when the Adviser, the Trust’s principal underwriters, or an affiliated person of the Adviser or a principal underwriter has a financial interest in a matter presented by a proxy to be voted on behalf of the Trust, other than the obligation the Adviser incurs as investment adviser to the Trust, which may compromise the Adviser’s independence of judgment and action in voting the proxy.

C.	RESOLUTION OF CONFLICTS OF INTEREST. Where a proxy proposal raises a material conflict of interest between the interests of the Adviser, the Trust’s principal underwriter, or an affiliated person of the Trust, the Adviser or a principal underwriter and that of the Trust, the Adviser shall resolve such conflict in the manner described below.

1.	Vote in Accordance with a Predetermined Specific Policy. To the extent that the Adviser’s Policies and Procedures include a pre-determined voting policy for various types of proposals and the Adviser has little or no discretion to deviate from such policy with respect to the proposal in question, the Adviser shall vote in accordance with such pre-determined voting policy.

2.	Notify and Obtain Consent of the Board. To the extent that the Adviser’s Policies and Procedures include a pre-determined voting policy for various proposals and the Adviser has discretion to deviate from such policy, the Adviser shall disclose the conflict to the Board and obtain the Board’s consent to the proposed vote prior to voting on such proposal.

a.	Detailed Disclosure to the Board. To enable the Board to make an informed decision regarding the vote in question, such disclosure to the Board shall include sufficient detail regarding the matter to be voted on and the nature of the conflict. When the Board does not respond to such a conflict disclosure request or denies the request, the Adviser shall abstain from voting the securities held by the Trust.

b.	Use of Independent Third Party. To the extent there is a conflict of interest between the Adviser, the Trust’s principal underwriters, or an affiliated person of the Adviser or a principal underwriter and the Trust and the Adviser notifies the Board of such conflict, the Board may vote the proxy in accordance with the recommendation of an independent third party.

V.	REVOCATION OF AUTHORITY TO VOTE

The delegation by the Board of the authority to vote proxies relating to portfolio securities held by the Trust may be revoked by the Board, in whole or in part, at any time.

VI.	ANNUAL FILING OF PROXY VOTING RECORD

The Trust shall file an annual report of each proxy voted with respect to portfolio securities held by the Trust during the twelve-month period ended June 30 on Form N-PX not later than August 31 of each year.

VII.	PROXY VOTING DISCLOSURES

A.	The Trust shall include in its registration statement:

1.	A description of these Policies and Procedures and of the Adviser’s Policies and Procedures; and

2.	A statement disclosing that information regarding how the Trust voted proxies relating to portfolio securities held by the Trust during the most recent twelve-month period ended June 30 is available without charge, upon request, by calling the Trust’s toll-free telephone number or through a specified Internet address or both and on the SEC website.

B.	The Trust shall include in its Annual and Semi-Annual Reports to shareholders:

1.	A statement that a description of these Policies and Procedures is available without charge, upon request, by calling the Trust’s toll-free telephone number or through a specified Internet address or both and on the SEC website.

2.	A statement that information regarding how the Trust voted proxies relating to portfolio securities held by the Trust during the most recent 12-month period ended June 30 is available without charge, upon request, by calling the Trust’s toll-free telephone number or through a specified Internet address or both and on the SEC website.

Responsible Party: Adviser

APPENDIX B

PROXY VOTING POLICY

FAIRWAY CAPITAL MANAGEMENT, LLC

I.	INTRODUCTION

In accordance with Rule 206(4)-6 of the Advisers Act, Fairway Capital Management, LLC (“Fairway” or the “Firm”) has adopted the following proxy voting policies and procedures. This policy applies to Fairway and each of its general partners and anyone acting on its behalf and at its designation in connection with the voting of proxies. This policy consists of the policies, procedures and requirements set forth below and will be periodically reviewed and amended as needed. Given the nature of Fairway’s advisory services, Fairway’s Funds are expected to seldom, if ever, hold public securities. More commonly, Fairway, through its affiliates who are general partners of its Funds, may be asked to (i) provide consents to issues or matters pertaining to the portfolio companies of its Funds; (ii) exercise the limited voting, consent, removal or other similar rights granted to limited partners in an Underlying Fund; or (iii) in certain circumstances, serve on the limited partner advisory committee of an Underlying Fund. In all such instances, Fairway will attempt to consider factors that could affect the value of the investment and will act in the manner that it believes maximizes the value of its long-term investment in, as applicable, the Underlying Fund or portfolio company; any potential conflicts of interest will be addressed by the Investment Committee.

Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Fairway’s Compliance Manual.

II.	DEFINITIONS

Proxy or Proxies as used in this policy includes the submission of a security holder vote by Proxy instrument, in person at a meeting of security holders or by written consent. Because of the nature of the Fund’s investments in Underlying Funds, “Proxy” will also include actions take either directly by Fairway as a limited partner in such Underlying Fund (to the extent permitted) or, as applicable, actions taken in the event that Fairway serves on the limited partner advisory committee of such Underlying Fund. “Proxy” does not include any action taken by a Supervised Person serving on the board of directors or similar body of a portfolio company or entity.

III.	POLICY

As Fairway’s investments are primarily in private companies or Underlying Funds, the majority of any voting performed on behalf of Fairway’s Funds is not deemed to be Proxy voting under Advisers Act Rule 206(4)-6.

In the event Fairway has public Proxies to vote, there may be instances when the Firm refrains from voting a Proxy, such as when Fairway determines that the cost of voting the Proxy exceeds the expected benefit to the Fund and would not be in the Fund’s best interest. Fairway cannot anticipate every situation, and certain issues are better handled on a case-by-case basis.

It is Fairway’s general policy to vote Proxies in the best interest of its Funds. Accordingly, Fairway will vote all Proxies in a manner intended to promote the Fund’s investment objectives and to maximize investment returns while following the investment restrictions and policies of each Fund, generally as set forth in the governing documents of the relevant Fund. There are some events that may necessitate a more detailed analysis of the vote including, but not limited to, mergers, acquisitions, dissolutions or other matters that are contested or controversial. Fairway may also consider voting different Proxies for different Funds, depending on the needs of each Fund.

IV.	ADMINISTRATION

The CCO will be responsible for the following:

1.	Overall compliance with this policy;

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2.	Disclosure of information to Investors, as permitted by the relevant Fund’s governing documents, the policies of the Firm and as required under applicable Federal Securities Laws; and

3.	Reviewing and updating the policy, as appropriate.

V.	MATERIAL CONFLICTS OF INTEREST

Fairway believes that the Firm’s interests are generally aligned with its Funds’ interests including through ownership by Fairway principals and Supervised Persons in the Fairway Fund as well as the financial incentive that certain principals and Supervised Persons have which is associated with Fund performance. In the event Fairway determines there is or may be a material conflict of interest between Fairway and a Fund in voting Proxies, Fairway will seek to resolve the issue in the best interest of its Fund. Fairway will address such actual or potential material conflicts of interest using one of the following procedures (which will be utilized in the Firm’s sole discretion):

1.	Fairway may vote the Proxy using the established objective policies described above;

2.	The relevant Fund’s Investment Committee will convene to resolve the issue;

3.	The Firm may bring the issue to an appropriate third party; or

4.	Fairway may employ such other method as is deemed appropriate under the circumstances, given the nature of the conflict.

VI.	DISCLOSURES

Upon request, Fairway will make the following disclosures to Funds:

1.	A summary of the policy;

2.	A copy of the policy; and

3.	The Proxy voting record for Proxies voted on behalf of the Fund.

VII.	RECORDKEEPING

Fairway will keep the following records, if applicable:

1.	A copy of the policy;

2.	A copy of each Proxy statement received with respect to Fund portfolio securities, except when a Proxy statement is available on the SEC’s EDGAR public filing system, Fairway may rely on that filing in lieu of keeping its own copy;

3.	A record of each Proxy vote cast by Fairway on behalf of a Fund;

4.	A record of each Proxy vote Fairway refrained from voting on behalf of a Fund;

5.	A copy of any document prepared by Fairway that was material to a Proxy voting decision; and

6.	A copy of each written Investor request for information regarding how Fairway voted Proxies on behalf of Funds and any written response by Fairway to such requests.

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PART C:

OTHER INFORMATION

Fairway Private Equity & Venture Capital Opportunities Fund (the “Registrant”)

Item 25. Financial Statement and Exhibits

(1)	Financial Statement:

Included in Part A:

Financial Highlights for the fiscal period ended March 31, 2022. Included in Part B:
Financial statements appearing in the Registrant’s Annual Report for the fiscal period ended March 31, 2022 are incorporated into Part B by reference to the Registrant’s audited Annual Report dated March 31, 2022.

(2)	Exhibits

(a)	(1)	Certificate of Trust of the Registrant, dated as of August 9, 2021 (Incorporated by reference to Exhibit (2)(a)(1) to the Registration Statement of the Registrant, filed on August 16, 2021 (File Nos. 333-258860 and 811-23728)).

	(2)	Amended and Restated Certificate of Trust of the Registrant, dated as of November 22, 2021 (Incorporated by reference to Exhibit (2)(a)(2) to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant, filed on December 16, 2021 (File Nos. 333-258860 and 811-23728)).

	(3)	Agreement and Declaration of Trust of the Registrant, dated as of August 9, 2021 (Incorporated by reference to Exhibit (2)(a)(2) to Registration Statement of the Registrant, filed on August 16, 2021 (File Nos. 333-258860 and 811-23728)).

	(4)	Amended and Restated Agreement and Declaration of Trust of the Registrant, dated as of November 22, 2021 (Incorporated by reference to Exhibit (2)(a)(4) to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant, filed on December 16, 2021 (File Nos. 333-258860 and 811-23728)).

(b)	(1)	By-Laws of the Registrant (Incorporated by reference to Exhibit (b) to Registration Statement of the Registrant, filed on August 16, 2021 (File Nos. 333-258860 and 811-23728)).

	(2)	Amended and Restated By-Laws of the Registrant, dated as of November 22, 2021 (Incorporated by reference to Exhibit (2)(b)(2) to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant, filed on December 16, 2021 (File Nos. 333-258860 and 811-23728)).

(c)		Not applicable.

(d)	(1)	See portions of Amended and Restated Agreement and Declaration of Trust relating to shareholders’ rights.

	(2)	See portions of By-Laws relating to shareholders’ rights.

(e)		Not applicable.

(f)	Not applicable.

(g)	Investment Management Agreement between the Registrant and Fairway Capital Management, LLC (“Fairway”), dated October 12, 2021, filed herewith.

(h)	(1)	Distribution Agreement between the Registrant and Ultimus Fund Distributors, LLC (the “Distributor”), dated October 12, 2021 (Incorporated by reference to Exhibit (2)(h)(1) to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant, filed on December 16, 2021 (File Nos. 333-258860 and 811-23728)).

	(2)	Distribution and Service (12b-1) Plan (Incorporated by reference to Exhibit (2)(h)(2) to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant, filed on December 16, 2021 (File Nos. 333-258860 and 811-23728)).

	(3)	Multiple Class Plan (Incorporated by reference to Exhibit (2)(h)(3) to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant, filed on December 16, 2021 (File Nos. 333-258860 and 811-23728)).

(i)		Not applicable.

(j)	(1)	Custody Agreement between the Registrant and UMB Bank, N.A. (the “Custodian”), dated September 21, 2021, filed herewith.

	(2)	Rule 17f-5 Delegation Agreement between the Registrant and the Custodian, dated September 21, 2021, filed herewith.

(k)	(1)	Master Services Agreement between the Registrant and Ultimus Fund Solutions, LLC (the “Administrator”), dated October 12, 2021 (Incorporated by reference to Exhibit (2)(k)(1) to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant, filed on December 16, 2021 (File Nos. 333-258860 and 811-23728)).

	(2)	Expense Limitation Agreement between the Registrant and Fairway, dated December 17, 2021, filed herewith.

	(3)	Consulting Agreement between the Registrant and Northern Lights Compliance Services, LLC for compliance services, dated October 12, 2021 (Incorporated by reference to Exhibit (2)(k)(3) to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant, filed on December 16, 2021 (File Nos. 333-258860 and 811-23728)).

(l)		Opinion and consent of counsel for the Registrant (Incorporated by reference to Exhibit (2)(l) to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant, filed on December 16, 2021 (File Nos. 333-258860 and 811-23728)).

(m)		Not applicable.

(n)		Consent of Independent Registered Public Accounting Firm, filed herewith.

(o)		Not applicable.

(p)		Not applicable.

(q)		Not applicable.

(r)	(1)	Code of Ethics of the Registrant, filed herewith.

	(2)	Code of Ethics of Fairway (Incorporated by reference to Exhibit (2)(r)(2) to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant, filed on December 16, 2021 (File Nos. 333-258860 and 811-23728)).

	(3)	Code of Ethics of the Distributor, filed herewith.

(s)		Filing Fee Exhibit, filed herewith.

(t)		Power of Attorney dated November 17, 2021, filed herewith.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution of Securities Being Registered

Not applicable.

Item 28. Persons Controlled by or Under Common Control With Registrant

Not applicable.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of Shares as of July 1, 2022:

Title of Class	Number of Record Holders
Class I	1
Class A	None

Item 30. Indemnification

The Registrant’s Agreement and Declaration of Trust, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees, officers, employees and other “Covered Persons” (including their respective heirs, assigns, successors or other legal representatives) to the fullest extent permitted by law, including advancement of payments of all expenses incurred in connection with the preparation and presentation of any defense (subject to repayment obligations in certain circumstances).

The Registrant’s Distribution Agreement, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.

Further, the Investment Management Agreement with Fairway, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of Fairway and its personnel under certain circumstances.

The Registrant’s Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Registrant’s investment adviser, Fairway Capital Management, LLC (the “Investment Manager”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Investment Manager, and each director, executive officer, managing member or partner of the Investment Manager, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the U.S. Securities and Exchange Commission (File No. 801-122662), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder are maintained at the offices of the Investment Manager, the Registrant’s counsel and/or the Registrant’s administrator. The address of each is as follows:

1.	Fairway Capital Management, LLC One South Wacker Drive, Suite 1050 Chicago, IL 60606

2.	Ropes & Gray LLP Three Embarcadero Center San Francisco, CA 94111

3.	Ropes & Gray LLP 191 North Wacker Drive, 32nd Floor Chicago, IL 60606

4.	Ultimus Fund Solutions, LLC 225 Pictoria Drive, Suite 450 Cincinnati, Ohio 45246

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e)	that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Not applicable.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness pursuant to Rule 486(b) and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago in the State of Illinois on the 28th day of July, 2022.

Fairway Private Equity & Venture Capital Opportunities Fund

By:	/s/ Kevin T. Callahan
	Name:	Kevin T. Callahan
	Title:	Trustee, President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Kevin T. Callahan	Trustee, President and Principal Executive Officer	July 28, 2022
Kevin T. Callahan

/s/ Brian Curley	Treasurer and Principal Financial Officer	July 28, 2022
Brian Curley

/s/ Thomas A. Hale*	Trustee	July 28, 2022
Thomas A. Hale

/s/ James Breen*	Trustee	July 28, 2022
James Breen

/s/ Michelle Cahoon*	Trustee	July 28, 2022
Michelle Cahoon

* Power of Attorney

*By:	/s/ Kevin T. Callahan
Kevin T. Callahan
Attorney-in-Fact

Exhibit Index

(g)	Investment Management Agreement between the Registrant and Fairway Capital Management, LLC.
(j)(1)	Custody Agreement between the Registrant and UMB Bank, N.A.
(j)(2)	Rule 17f-5 Delegation Agreement between the Registrant and the Custodian.
(k)(2)	Expense Limitation Agreement between the Registrant and Fairway Capital Management, LLC.
(n)	Consent of Independent Registered Public Accounting Firm.
(r)(1)	Code of Ethics of the Registrant.
(r)(3)	Code of Ethics of the Distributor.
(s)	Filing Fee Exhibit.
(t)	Power of Attorney.